
06014994

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Kelda Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2782 FISCAL YEAR 3-31-06

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OICF/BY: dlw

DAT : 7/11/06

Annual Report and Accounts 2006

KeldaGroup



RECEIVED
2006 JUL 10 A 10:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-2782
AR/S
3-31-06

Contents

Front cover image: Sailing at Scammonden Reservoir
We encourage public enjoyment of our reservoirs for a range of recreational activities.

The past 12 months have seen a strong performance from all our businesses, in particular Yorkshire Water, which continues to provide sector-leading operational and customer service.

Group highlights

Turnover

2006	**£825.4m**
2005	£714.0m

Group and share of associates and joint ventures from continuing operations

Operating profit

2006	**£315.4m**
2005	£274.1m

Group operating profit from continuing operations

Group profit

2006	**£158.9m**
2005	£136.0m

Group profit from continuing operations

Profit attributable to shareholders

2006	**£174.1m**
2005	£150.2m

Adjusted earnings per share

2006	**46.9p**
2005	42.6p

Adjusted earnings per share excluding exceptional items

Dividend per share

2006	**30.35p**
2005	29.00p

Prior years' figures are not restated under International Financial Reporting Standards (IFRS) and are therefore not shown above.



Our business


1
3
4
2

Kelda Group provides essential high quality water and waste water services to customers in Yorkshire, Wales, Scotland, the Midlands, the south west of England and the United States.

1. Yorkshire Water

Turnover: £693.8m (up 8.4%)
Employees: 2,129

Yorkshire Water Services Limited (Yorkshire Water) is Kelda's principal UK subsidiary, providing water and waste water services to more than 4.7m people and 140,000 businesses.

Every day the company supplies more than 1.2bn litres of water to homes and businesses in Yorkshire. Through the efficient operation of its extensive waste water network and treatment facilities, it also ensures that the region's domestic and industrial waste is returned safely to the environment.

Yorkshire Water currently tops the Office of Water Services (Ofwat) league table for overall operational and customer service.

For the past two consecutive years, the company has also been voted the UK's Utility of the Year at the Utility Industry Achievement Awards.

2. UK Service Operations

Turnover: £123.6m (up 108.4%)
Employees: 966

Kelda Water Services
Kelda Water Services Limited (KWS) manages the group's non-regulated water and waste water contract operations in the UK. It is now the second biggest player in the UK contract operations market, with operations in England, Scotland and Wales.

KWS is now providing services under:

- a 25 year contract to run four waste water treatment works in Aberdeenshire, Scotland
- a 25 year contract to provide water and waste water services to more than 1,000 Ministry of Defence sites in the Midlands, Wales and the south west
- a 15 year contract to provide waste water services in south Wales for Dwr Cymru Welsh Water.

In May 2006, a consortium consisting of KWS, Earth Tech Engineering Limited and Northstone (NI) Limited was awarded a 25 year contract to provide water services for the Northern Ireland Water Service.

Loop
Loop Customer Management Limited (Loop) specialises in cost effective customer relationship management. The company's main contract is to provide customer service support to Yorkshire Water.

Safe-Move
Safe-Move is a non-regulated business which provides search information to solicitors and conveyancers, including information covering drainage and water services.

3. Aquarion

Turnover: £104.2m (up 13.0%)
Employees: 568

Aquarion is one of the ten largest investor owned water companies in the US.

It serves 211,000 homes and businesses, the equivalent of approximately 677,000 people, in 52 communities in the states of Connecticut, New York, Massachusetts and New Hampshire. Aquarion Services provides water and waste water operation and maintenance services through a number of contracts and partnerships with municipal authorities.

In February 2006, Kelda announced the conditional sale of Aquarion, subject to regulatory approval in the US. Completion of the sale is expected to take place late in 2006.

4. KeyLand Developments

Turnover: £8.0m
Employees: 6

KeyLand Developments Limited (KeyLand Developments) is responsible for managing, developing and disposing of the group's surplus property assets, either on its own or in partnership with outside organisations.

Our strategy


Service partners
Our people

Kelda's strategy remains unchanged. Our focus is on improving the efficiency and performance of our core businesses, using our expertise in water and waste water services to develop long term, non-regulated income streams which add shareholder value.

Our shareholders
We are committed to creating enduring shareholder value by a focus on efficiency in everything we do. Our goal is to deliver consistently good financial results by out-performing regulatory and other financial targets and delivering efficiencies across the group. We will achieve this by sharing best practice, employing world-class technology and growing our non-regulated activities.

Our customers
Our aim is to provide a quality of service which is significantly better than any other utility and at a price which represents good value for money. To achieve this we will always consider the customers' point of view and exceed customers' expectations wherever possible. This will lead to improved financial and operational performance and an enjoyable customer experience.

Our people
Kelda employs over 3,600 people. Our aim is to create a great place to work, a good work-life balance and the opportunity to make a real difference. We want to attract and retain the best people, with performance and contribution recognised and rewarded and success celebrated as part of our culture.

Environmental leadership
Kelda deals with environmental issues as diverse as catchment management, sustainable water management and river water and bathing water standards. Our performance affects all customers and everyone who lives in the regions we serve. Our aim is to achieve 100% compliance with legal and regulatory obligations and to go beyond compliance where the benefits exceed the cost.

Society
Our aim is to make a difference to society, opening up land for public enjoyment and promoting the value of water and health in schools. Over 30% of our people are involved in community volunteering and external leadership roles and in influencing matters relating to water.

Service partners
Kelda works in close partnership with its service providers. Our aim is to achieve win-win-win, which means better customer service, lower costs and healthy profits for all. To make this happen, we are looking to set clear expectations and encourage new ideas and innovation.

Chairman's statement

There remains significant opportunity for growth in our contracting business and in delivering further out-performance in Yorkshire Water.



John Napier
Chairman, Kelda Group plc

There are a number of firsts for the year under review. It was the first year of the fourth 5 year price determination for the UK water industry, the first presentation of Kelda accounts in the IFRS format, and the introduction of major changes in the tax treatment of depreciation and capital allowances.

IFRS has required a restatement of the prior year 2004/05 numbers and, following the sale of our US Aquarion operations agreed subject to regulatory approval, the treatment of the US as a discontinued operation. The coincidence of the timing of the introduction of IFRS and significant tax changes relating to investment has produced some interesting effects on the restated prior year. The 2004/05 numbers form a nominal restated start point for the necessary introduction of IFRS and, for instance, the required elimination of discount on deferred tax significantly reduces 2004/05 profit numbers and makes the reported movements in tax in 2005/06 appear relatively small. The opposite is the case with significant increases in actual tax paid in 2005/06. Therefore, some additional analysis is made on the underlying year to year results in the financial review.

I am very pleased to report that the company built on a good first half to produce a strong first year with a good overall performance. The post tax profit number of £174.1m is almost identical to unadjusted prior year. This broadly reflects the underlying year to year performance. An above budget, but below prior year result after tax from Yorkshire Water (YW) has been offset by increased US and Kelda Water Services (KWS) performance. The result reflects improved operating performance in all major operations including the US. In the principal operating subsidiary YW, first year efficiency targets have been out-performed and, together with increased prices allowed under the determination, helped to offset cost pressures from energy and other charges. Increases at the operating profit level were eliminated by increases in tax charges. The first year phasing of price increases under the 5 year determination gave a first year regulatory budget below prior year due to the large impact of tax calculation changes. The budget was bettered due to the operational out-performance, but the year to year movement was as expected. The YW results are summarised on page 94. In the meantime, the business continues to drive forward and remains dedicated to delivering not only improved efficiency, but increased service standards for customers and improved regulatory and environmental outputs. YW continues to review its operations and has successfully implemented a quarterly assessment scheme for all staff linked to quarterly bonus payments.

YW achieved a further first when it received the Utility of the Year award for the second year in succession, a first for the utility industry. In addition, it tops the Ofwat national efficiency rating table for all water companies and was ranked first ahead of all other water companies in a survey carried out by a major trade association, British Water. There has been much comment in the national press about water shortages in the UK with a particular emphasis on the south of England. In Yorkshire, we are in a fortunate position with reservoir capacity at normal levels and therefore predict no restrictions in the current year based on worst case historic rainfall. We continue to take pride in our achievements and all round performance.

4.6%

full year dividend increased 4.6% to 30.35p per share

£825.4m

group turnover from continuing operations up 15.6% to £825.4m

46.9p

adjusted earnings per share increased 10.1% to 46.9p

17.6%

group profit before taxation from continuing operations up 17.6% to £224.3m

The revenue growth of our contract operations business KWS was excellent with a £64m sector gain or 129% growth. This reflects the first full year of the Welsh Water contract. We also reported we have been named as a preferred bidder for Northern Ireland water operations, which should give further growth when it comes into operation in 2008. The KWS business has been developed entirely by organic growth and is now one of the prime water services contracting businesses in the UK.

Although the US business Aquarion has been treated as discontinued, I can report it performed well in the year. In the prior year we incurred exceptional costs in developing a profit improvement plan which was fully delivered by the management. The company also benefited from a more seasonal rainfall pattern which increased sales. The results were also helped by a favourable exchange rate.

A decision was announced in February that we had achieved a sale to Macquarie Bank, conditional upon regulatory approval which we expect to receive towards the end of the year. The initial 2000 investment in the US Aquarion operation gave us a valuable insight into the US market which did not follow the European pattern as expected. It remains highly fragmented with very high degrees of public ownership. This has made suitable acquisition targets and organic growth opportunities more limited. The lack of opportunity to develop further in the US at prices which could show an adequate return to shareholders led to a decision to sell our interests.

I have already reported generally on our dedication to efficiency and customer service improvement. A major part of all our activities is also directed at improved environmental performance particularly relating to river and bathing water quality. We make further important contributions via the management of our land and water catchment areas, putting particular emphasis to a balance of conservation and recreation. We have conservation sites dedicated as Special Scientific Interest and generally encourage elsewhere access and recreation consistent with our water catchment conservation responsibilities. We focus on children's health in our 'Cool Schools' programme encouraging the use of cold drinking water in schools. We have a volunteering programme encouraging improved standards of literacy among school children. As a regional company we recognise we have important regional responsibilities, and try to engender a positive general ethos by developing company initiatives aimed at making us one of the best water companies in the UK.

I reported last year on changes made to the board with the appointment of Ed Anderson, Chief Executive of Leeds Bradford Airport, and Kate Avery, the Retail Distribution Director of Legal and General, as non executive directors. I am pleased to further report the board has settled well and that David Salkeld has taken over the role of Senior Independent Director with Christopher Fisher continuing as Chairman of the Audit Committee.

As I said at the beginning, this is the first year of a five year determination where price increases are phased over the period. There remains significant opportunity for further growth in our contracting business and in delivering out-performance in YW. Although we have started well there will be significant challenges in energy costs. We are developing a series of alternative energy generation proposals which will help some plants be more self reliant. New process initiatives and improved quality requirements work to increase energy usage making energy conservation more difficult.

Last year we raised the final dividend to reflect the average performance through the previous 5 year regulatory period and to end with a dividend growth achievement consistent with that allowed in the regulatory determination, an annual 2% real growth. Having increased the dividend to that level last year we are proposing to maintain the 2% real growth. This gives a final dividend of 21.60p to give a full year dividend of 30.35p, a nominal increase of 4.6% on last year. The share buy back announced last year is 50% completed as planned.

Finally, the management of the company, very capably led by Kevin Whiteman and his team, are motivated and dedicated to further progress. It is part of our culture. Existing performance is not automatic and must be worked for. We remain indebted to all our staff who respond to the challenges that are set for the company by the regulator and by our own commitment to performance and service improvement. I would like to thank all staff and the board for its continuing contribution and support, essential to maintain and improve our all round performance.

All round good performance from Kelda Group companies has seen real progress on a number of fronts this year.



Kevin Whiteman
Chief executive, Kelda Group plc

Group profit attributable to shareholders (as reported under IFRS) increased by 15.9% to £174.1m with adjusted earnings per share increasing 10.1% to 46.9p (2005: 42.6p). Our full year dividend has increased 4.6% to 30.35p a share.

Yorkshire Water had a good year. Improved efficiency, customer service and environmental compliance helped the company to further industry recognition and record levels of customer satisfaction.

Progress in developing our Kelda Water Services (KWS) business has also been excellent. From a standing start just over 5 years ago, KWS is now one of the leading utility infrastructure outsourcing businesses in the UK and well placed to take advantage of future opportunities in this sector.

Improved performance from our Aquarion water business in the US preceded our announcement in February of its conditional sale to Macquarie Bank, a move which we believe represents a positive outcome for shareholders and committed new ownership for Aquarion.

These achievements have put the group in a very strong position at the end of the financial year and have been made possible by the commitment and professionalism of our people and service partners and our continued drive to deliver total shareholder value, balanced by improved service, environmental compliance and good corporate social responsibility.

Review of business performance

Yorkshire Water enjoyed a good start to the new five year price determination period maintaining our track record for out-performance of both operating and capital programme delivery targets. Increases in turnover and good operating cost performance have enabled the company to deliver a year on year improvement in operating profit. The impact of IFRS adjustments has also contributed to improved profitability as detailed in the financial review.

Yorkshire Water gained industry recognition by being named Utility of the Year for the second year running and for the first time ever, achieved top position in the 2004/05 annual Ofwat Overall Performance Assessment, reflecting continuous improvement in the service provided to customers.

The company was also named by Ofwat as the UK's most efficient water and sewerage company, with 3 'A' ratings for efficiency.

Despite below average rainfall for 7 out of the 12 months during the period there are no water resource issues in the region and the company has no plans for water restrictions in Yorkshire in 2006. KWS also had a good year, with both profits and turnover increasing as a result of strong operating performance of existing businesses and the inclusion of a full year's contribution from the operations contract with Welsh Water.

A KWS-led consortium (Dalriada Water Limited) was also successful in being named preferred bidder by the Water Service of Northern Ireland to design, build, finance and operate water treatment facilities that will supply 50% of Northern Ireland's water.

> **Awareness campaign**

Yorkshire Water launched a major awareness campaign aimed at discouraging commercial kitchens from disposing of fat or grease down their drains. Last year the company had to spend in excess of £3m clearing drains that had been blocked by solidified fats.



> **Schools' poster competition**

Schoolchildren across Yorkshire were invited to enter a poster design competition to warn adults and children alike of the dangers of swimming in reservoirs. Pictured is Jade Hodgson of Holybrook Primary School in Bradford with her winning entry. The poster has now been transformed into a striking, full size sign for use at reservoir sites.


DANGER !!!
NO
Swimming

Yorkshire Water had a good year. Improved efficiency, customer service and environmental compliance helped the company to further industry recognition and record levels of customer satisfaction.

This contract of approximately £500m is over 25 years, with operational commencement expected in 2008.

At Aquarion profits and turnover increased during the year due to improved operating performance and efficiency and better weather during the summer of 2005. Having improved returns at the business, but seeing few opportunities for growing our US interests without further major investment, we were pleased to announce the conditional sale of the business to Macquarie Bank. We believe we achieved a good price for the sale and are confident that the move will prove positive for both shareholders and Aquarion.

Outlook

The conditional sale of Aquarion, continued operating efficiency and performance at Yorkshire Water and an increased contribution from KWS has put the group in a strong position going forward.

Following regulatory approvals and completion of the Aquarion sale (anticipated to occur in late 2006) we will provide clarification regarding the use of the proceeds.

Looking ahead we can expect that prospects in 2006/07 for further operating cost out-performance at Yorkshire Water will be significantly diminished by escalating energy costs. The business is exploring a number of initiatives to deliver savings and reduce consumption.

Our non-regulated businesses continue to make progress, with KWS now accounting for 14% of group turnover. The business is well placed to take advantage of the trend for UK utilities to outsource the operation and management of their assets to companies with a record of delivering efficiency savings and service improvement.

Overall, our focused strategy and our mantra of efficiency matched by improved customer service and environmental compliance continues. We believe Kelda is well placed to deliver further progress during the next year.

How we're performing

Yorkshire Water has had an excellent year, once again out-performing many of its regulatory targets.



> **Yorkshire Water reservoir stocks remain at normal levels**

Yorkshire Water continues to encourage its customers to use water wisely all year round. The company's 'Flower Power' promotion toured major events in the region distributing thousands of water conservation devices for use in the home and garden.



> **Police water consumption**

Yorkshire Water's Business Services department has been working with West Yorkshire Police to help the force reduce its water consumption. A range of water saving measures have been introduced. As well as minimising the force's impact on the environment, substantial cost savings were also made.



Winner of Utility of the Year Award


2005
UTILITY INDUSTRY
ACHIEVEMENT AWARDS

Yorkshire Water was named Utility of the Year for an unprecedented second successive year.

Yorkshire Water

Regulated turnover increased by 8.4% to £693.8m (2005: £640.1m) and operating profit increased by 14.9% to £312.7m (2005: £272.1m). This year on year improved performance reflects tariff increases, the impact of IFRS adjustments and keen cost control. Yorkshire Water made a good start in delivering efficiencies for PR04 by out-performing regulatory targets by £10m. This level of efficiency will provide a useful buffer against significant increases in electricity costs which will be incurred in 2006/07. The increase in operating profits also continues to fund the ongoing capital programme and taxation increases.

Yorkshire Water is a major user of electricity. Electricity for 2006/07 has now been purchased at a cost significantly higher than that allowed in the determination. Around 25% of 2007/08 electricity has also been purchased. The company is implementing initiatives to reduce the impact of the cost increase.

Regulated capital investment for the year was £330.6m (2005: £349.2m). The investment continues to be directed at the upgrading of the region's clean and waste water infrastructure. Yorkshire Water's focus on developing industry leading partnerships has resulted in a strong start to the delivery of AMP 4 targets for expenditure, outputs and efficiency.

For the second consecutive year, Ofwat confirmed Yorkshire Water as the most efficient water and sewerage company in the UK. The company was awarded three 'A' ratings for the efficient way it runs its water and waste water operations.

Customer service

Yorkshire Water continued to improve levels of operational and customer service and was ranked number one in Ofwat's Overall Performance Assessment. The report confirmed that the company continues to achieve above average performance in a number of areas, such as reducing the number of properties suffering from poor water pressure and cutting the number of interruptions to customers' supplies.

Good progress continues to be made to reduce the number of incidents of sewer flooding and this remains one of the company's highest priorities.

Yorkshire Water's ongoing improvements to its overall levels of service contributed towards the company again being named Utility of the Year at the Utility Industry Achievement Awards 2005. This was the second consecutive year the company was awarded the top accolade, an unprecedented feat for any UK utility.

Two major initiatives were rolled out in 2005/06 with far-reaching implications for the future of operational and customer service in the business and employees. The Clear Water and Waste Water 2020 initiatives will deliver a step change in the levels of service provided by the business and are designed to help the company achieve its goal of being clearly the best water company in the UK. Clear Water aims to eliminate the need to interrupt customers' water supplies while carrying out maintenance or repair work, while Waste Water 2020 will improve customer service, the way the company manages its assets and disposes of sewage sludge. Good progress has been made on both initiatives, with significant operating cost reductions also being identified.

Environmental performance

During 2005, Business in the Community held up the company as a 'National Example of Excellence' for its proactive approach to environmental management and performance. The Shields Environment Award was given for a range of

Bathing water quality
To celebrate the significant improvements in bathing water quality resulting from Yorkshire Water's recent investment in its waste water treatment works, the company sponsored local lifeguards and purchased a new rescue boat for use along the county's east coast. The campaign was launched by Leeds model Nell McAndrew.



Key performance indicators

	TARGET	CURRENT YEAR
Overall customer satisfaction		
Overall customer satisfaction	100%	**96%** (Prior year: 95%)
Drinking water compliance		
Overall drinking water quality	100%	**99.97%** (Prior year: 99.93%)
Waste water treatment works (WWTW) compliance		
WWTW compliance with sanitary consents	100%	**99.6%** (Prior year: 99.97%)
Accidents (Riddor reports)		
Major & over 3 days accidents	17	**31** (Prior year: 26)
All accidents	85	**179** (Prior year: 153)

For more details on these measures see page 34

environmental initiatives, including staff training on environmental issues and the way the company works with its service partners and suppliers. All suppliers working with Yorkshire Water are now assessed using the company's own Environmental Vendor Evaluation System, which contributed towards the company achieving ISO14001 accreditation for every aspect of its operations.

The company staged a series of events in partnership with the Ramblers' Association to celebrate the final stages of implementation of the Countryside and Rights of Way Act 2000.

Good progress was also made towards improving the condition of Sites of Special Scientific Interest (SSSIs) on Yorkshire Water land.

Waste water treatment works compliance continues to be a concern with several works at risk of failure, however a lot of work is being carried out to minimise this risk and improve performance.

A proactive pollution prevention campaign saw the number of Category 1 and 2 pollution incidents cut from 19 to 13 during the year.

Social impact
Yorkshire Water was ranked 24th in Business in the Community's '100 Companies That Count' report, a rise of 19 places on the previous year. The report benchmarks companies' performance against a range of social, ethical and environmental issues. The company, which achieved its highest ever points score, was said to have delivered outstanding performance in the areas of community, environmental and customer management.

During the year Yorkshire Water achieved its target of 25% of its people being involved in community volunteering. Our volunteers were involved in a range of activities including Cares initiatives, Right to Read and Numbers Partners. In many instances our service partners were involved, further building relationships as well as contributing to the community.

A significant milestone was reached by the company's Cool Schools campaign. More than 1,000 coolers have now been donated free of charge to local primary schools to increase the availability of fresh drinking water to pupils.

Employees
The first year of the new performance management system introduced in 2004/05 has gone well. The system, which was linked to a 5 year pay deal, involves quarterly performance reviews with the potential for additional payments based upon individual and company performance.

Yorkshire Water also has a focus on developing the leadership for every individual within the organisation and sees a direct link between individual leadership and achievement of the strategic goals of the company.

The continuing high level of performance of the company is directly attributable to the talent, commitment and enthusiasm of our employees.

By exploiting our expertise in providing high quality water and waste services, over the past year we have made good progress in growing our non-regulated business.

"The past 12 months have seen significant growth at Kelda Water Services which is earning an enviable reputation in the marketplace."

Steve Procter Business development director, Kelda Group plc



UK Service Operations

UK Service Operations comprises KWS, Safe-Move and Loop. The turnover from these non- regulated businesses, including our share of associates' and joint ventures' turnover, increased by £64.3m to £123.6m (2005: £59.3m). Operating profit increased to £9.1m (2005: £6.4m) mainly reflecting the continuing strong operating performances of existing businesses and also the inclusion of the first year of the waste water operations contract with Welsh Water.

Kelda Water Services

In 2005/06 KWS consolidated its position as a leading company in the UK water and waste water operations and maintenance market. With turnover of £113.4m (2005: £49.4m) KWS now contributes 14% of the group's turnover from continuing operations.

A consortium, including KWS, has entered into a contract with the Water Service of Northern Ireland to design, build, finance and operate water treatment facilities that will supply 50% of Northern Ireland's water. This 25 year contract of approximately £500m was signed in May 2006 and will commence operations in 2008.

All of the existing KWS businesses continue to perform well. The contract to provide waste water operations and maintenance services to Welsh Water commenced on 1 April 2005. The contract involves the operations of 570 waste water plants and over 13,000km of sewer network. KWS (Wales) is a 100% subsidiary of KWS. KWS is also a 50% shareholder in Brey Utilities Ltd which is delivering a 25 year contract with the Ministry of Defence. Delta Water Services, a wholly owned subsidiary of KWS, provides sub contracted operational and maintenance services to over 80% of Brey's sites. KWS is also a 45% shareholder in Aberdeen Environmental Services which manages four waste water plants in Aberdeenshire under a 25 year contract. Grampian Waste Water Services, a wholly owned subsidiary of KWS, operates the contract.

Aquarion KeyLand Developments

Aquarion

Operating profit of £32.8m (2005: £25.6m) was £7.2m (28%) higher than the prior year. This resulted from the implementation of improved working practices and operational efficiencies, a £5.4m exceptional item not repeated this year and a favourable exchange rate. Turnover at £104.2m (2005: £92.2m) was also higher than the previous year, largely due to more normal rainfall patterns.

After allowing for interest incurred on borrowings made to fund the Aquarion acquisition, the impact of Aquarion on the group is broadly earnings neutral.

On 24 February the company announced that it had entered into an agreement with Macquarie Bank Limited for the sale of the utility business of Aquarion. The sale is conditional upon certain regulatory approvals which are expected to be given in late 2006. The sale is for an enterprise value of approximately $860m. The consideration for the sale, which will be payable upon completion, will be $625m, and Aquarion will retain its own net debt at completion, expected to be approximately $235m.

Over the last few years the company has focused on improving Aquarion's operating performance, and has kept its options for Aquarion under review. The opportunity to sell the business to Macquarie allowed Kelda to exit the US and to enhance the focus on core UK operations. It also provided Aquarion with a committed long term owner with existing significant interests in US infrastructure assets.

The sale does not include Aquarion's small non-regulated contract operations business. Kelda continues to review its strategic options for this retained business.

KeyLand

Turnover (including share of associates and joint ventures) was below last year at £8.0m (2005: £14.6m). KeyLand operating profit declined by £2m in the year to £3m (2005: £5m). This was due to the timing of property sales and planning applications and should return to historic levels. Net assets of KeyLand were £31.6m at the end of March 2006 (2005: £34.4m), after payment of an £8.0m interim dividend.

The primary source of revenue continues to be from the disposal or development of brownfield sites for housing and there continues to be a high demand for prime development land throughout the region. However, there are ongoing delays being encountered throughout the planning process which directly impacts on the timing of sales. In particular, land at the Mid Point development, expected to underpin the second half results, was affected by such delays. The second half results were achieved through the continuing and steady disposal of group assets, combined with supplementary receipts relating to earlier sales.

In addition to its primary activities, KeyLand has participated in selected joint venture developments. These contributed turnover of £0.9m (2005: £4.6m) and operating profit of £0.3m (2005: £0.9m) to the results.

Operating cost out-performance significantly contributes towards the year on year increase in profitability.



Martin Towers
Group finance director, Kelda Group plc

Group results under IFRS, Yorkshire Water (YW) under UK GAAP

The group commenced reporting under IFRS with effect from 1 April 2005, with comparative figures restated. Subsidiary accounts, including YW, will continue to be reported in accordance with UK GAAP. In addition, Aquarion is being treated as a business to be discontinued following the announcement of its conditional sale. Together these factors mean some care is required in drawing comparisons in our performance over the last two years.

To assist in this regard, the results of YW under UK GAAP are shown on page 94. As previously indicated, the impact of IFRS accounting adjustments has been to increase YW's reported profits. The year on year increase in profitability is £18.5m at the pre tax level, primarily due to infrastructure renewals accounting where the charge under UK GAAP was expected to increase beyond 1 April 2005. Reversing this and an exceptional charge in 2004/05 reveals an underlying profit increase at YW of £16.3m, or 5.7%. To the credit of YW, over half this amount is due to the achievement of operating cost out-performance.

We have signalled for some time that the group tax charge will rise in 2005/06 to an effective rate of around 30% under IFRS, and that the mix of tax would move towards more current tax and less deferred tax. The current tax charge has more than doubled from £23.5m to £53.5m, relevant to the group numbers and YW. These higher levels of current tax have become the norm since 1 April 2005 as a result of Tax Bulletin 53. Tax payable is the single largest item in the last price determination for YW. The impact for YW from a higher current tax charge is a reduction in the profit after tax.

Under IFRS, discounting of the deferred tax provision is no longer permitted. A consequential year on year reduction in the deferred tax charge of £18.5m is not mirrored under UK GAAP for YW, where discounting remains and the deferred tax movement was minimal.

Group operating profit from continuing operations

Group turnover from continuing operations, excluding Aquarion but including share of associates and joint ventures, increased by £111.4m (15.6%) to £825.4m (2005: £714.0m) for the full year. This was driven by a £53.7m (8.4%) increase in UK regulated turnover following the 8.9% tariff increase at YW and £64.3m growth in non-regulated turnover in the UK.

Group operating profit from continuing operations increased by £41.3m (15.1%) to £315.4m. YW's dominant contribution accounts for £312.7m (2005: £272.1m) of group operating profit from continuing operations. YW's 14.9% (£40.6m) increase in operating profit was driven by the tariff increase and good cost control and the positive impact of IFRS adjustments, providing funds to finance the ongoing capital expenditure programme and increases in taxation paid.

UK Service Operations has also grown its profitability to £9.1m (2005: £6.4m) which includes strong operating performance from existing business and the first full year results for the Welsh Water waste water contract that commenced in April 2005.

KeyLand profitability declined by £2m in the year to £3m. This was due to the timing of property sales and planning applications and should return to historic levels.

On 24 February 2006, the Board announced its decision to dispose of Aquarion Company. The conditional sale of Aquarion to Macquarie Bank for an enterprise value of approximately $860m is contingent on regulatory clearances. No material profit or loss on the sale is expected and the impact on earnings, after accounting for interest on group borrowings made to purchase Aquarion, is anticipated to be broadly neutral. Aquarion Operating Services, a small non-regulated business, is not included in the sale. In accordance with IFRS the results of Aquarion have been disclosed as profit from operations to be discontinued and are summarised in note 9.

Profit before taxation

Profit from continuing operations before taxation has increased by 17.6% to £224.3m (2005: £190.7m).

The increase in total net interest expense of £7.7m to £91.1m (2005: £83.4m) reflects increased levels of net debt funding the ongoing capital programme, higher taxation and the £72.9m share buy back. This figure includes a net £2.0m receivable (2005: £2.4m) relating to pension fund assets and liabilities, comprising £37.3m expected return on pension scheme assets and £35.3m interest on pension scheme liabilities.

Taxation

The group tax charge relating to continuing operations of £65.4m (2005: £54.7m) includes a net prior year credit of £3.0m (2005: £2.2m), £53.5m (2005: £23.5m) in respect of the current tax charge, and £14.9m (2005: £33.4m) in respect of the deferred tax charge. The underlying effective tax rate of 30% can be analysed as 24% in respect of the current tax charge and 6% in respect of deferred tax.

With effect from 1 April 2005, the basis of taxation for YW changed in relation to certain items of capital expenditure in order to comply with Tax Bulletin 53. As a consequence the current tax charge increased in the current year to the level expected to apply in future.

Earnings per share and dividends

Adjusted earnings per share are 46.9p (2005: 42.6p).

An interim dividend of 8.75p (2005: 8.34p) was paid on 6 January 2006. The board is recommending the payment of a final dividend of 21.60p (2005: 20.66p) to make a total dividend for the year of 30.35p (2005: 29.00p). The increase in the dividend of 4.6% reflects an increase in dividend from YW which is in line with regulatory expectations.

Dividend cover is 1.6 times (2005: 1.4 times).

Cash flow and balance sheet

A pre tax pension deficit of £62.1m, relating to continuing operations, is included within the balance sheet. There has been a pensions charge against profit from continuing operations of £15.3m (2005: £11.4m).

Net debt of £1,954m at year end (2005: £1,784m) increased during the year by £170m.

The increase in net debt was mainly attributable to the share buy back £72.9m, increased taxation payments £38.5m and the ongoing capital expenditure programme £331.9m (2005: £342.6m). Dividend payments were £109.4m (2005: £100.3m).

The first half of the planned two year share buy back programme of 5% of equity was completed at a cost of £72.9m for 9.3m shares. This movement in net debt resulted in the ratios calculated using funds from operations, net of taxation being 4.2 times (2005 4.8 times) when compared with interest, and 23% of net debt (2005: 24%).

Year end balance sheet gearing is 57% (2005: 55%) and the YW net debt to Regulatory Capital Value (RCV) is 42.5% (2005: 39.3%).

Accounting policies

The group accounts have been prepared in accordance with the accounting policies described in note 2 to the accounts, in accordance with IFRS. The group commenced reporting under IFRS from 1 April 2005 with comparative figures restated.

A reconciliation of the comparative figures between UK GAAP and as restated under IFRS is provided in note 31 to the accounts.

Treasury policy

The group's treasury operations are controlled centrally in accordance with approved board policies, guidelines and procedures. Treasury strategy is designed to manage the group's exposure to fluctuations in interest and currency exchange rates, preclude speculation and to

£825.4m

Turnover Group and share of associates and joint ventures from continuing operations

£315.4m

Operating profit Group operating profit from continuing operations

£158.9m

Group profit Group profit from continuing operations

£174.1m

Profit attributable to shareholders

46.9p

Adjusted earnings per share Adjusted earnings per share excluding exceptional items

30.35p

Dividend per share

source and structure the group's borrowing requirements. Note 25 to the accounts shows details of the financial instruments held by the group for these purposes.

The group uses a combination of fixed capital, retained profits, long term loans, finance leases, and bank facilities to finance its operations. Any funding required is raised by the group treasury department in the name of the appropriate company and supported by guarantees as necessary. Funds raised by the holding company may be lent to operating subsidiaries at commercial rates of interest. Cash surplus to operating requirements is invested in short term instruments with institutions having a long term rating of at least A- or A3 and a short term rating of at least A1 or P1 issued by Standard and Poor's and Moody's respectively.

Pensions

The disclosed IAS19 deficit in the main UK defined benefit scheme at 31 March 2006 was £62.1m (2005: £80.4m).

IAS19 requires that the pension schemes are valued using market conditions at the company's year end. This produces a volatile figure for any surplus or deficit as it is largely dependent on the levels of stock markets on one particular date. The group's pension liabilities are funded on a long term basis (based on the triennial review of the Kelda Group Pension Plan and annual reviews in the US) rather than IAS19 disclosures.

Shareholder value

The company's mid market share price at 31 March 2006 was 788.5p (2005: 598.0p). The yield on the company's shares at that date, based on the recommended final dividend was 3.85% (2005: 4.85%).

Going concern

After making enquiries, the directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Key financial performance indicators

	2006	2005
Group interest cover	3.5%	3.3%
Cash interest cover	4.2%	4.8%
Group gearing	57%	55%
Earnings per share adjusted for exceptional items	46.9p	42.6p
Yorkshire Water net debt to Regulatory Capital Value (RCV)	42.5%	39.3%

For more details of these measures see page 34

There is an ongoing process for identifying, evaluating and managing significant risks which is comprehensive and systematic.

Principal risks and uncertainties

Strategic, financial, commercial, operational, social, environmental and ethical risks are all considered as part of Kelda's internal controls, which are designed to manage rather than eliminate the risk of failure to achieve business objectives. Therefore they can only provide reasonable, not absolute, assurance against material misstatement or loss.

For a more detailed explanation of our internal controls, turn to the corporate governance section on page 37.

Although at present there are no immediate risks considered likely to have a significant impact on the short or long term value of the group, the principal risks identified fall into five categories:

- changes to the regulatory environment;
- changes in legislation;
- climate changes;
- social influences;
- supplier markets.

Changes to the regulatory environment

The group is set allowed returns and price limits in a relatively stable environment, with investment and price limits determined by Ofwat on a 5 year cycle.

On 1 April 2006, there were some changes at Ofwat. Although it will continue to be known as Ofwat, the statutory name changed to the Water Services Regulation Authority. A new board has replaced the Director General and will now take responsibility for the economic regulation of the water and sewerage industry in England and Wales.

The appointment of Philip Fletcher as Chairman, following his five years as Director General of Ofwat, helps to promote certainty and reduce regulatory risk during this transition period.

Changes in legislation

The group continually monitors and attempts to influence proposed new European and UK legislation which has potential to impact on the business.

The Water Framework Directive is the most substantial piece of European water legislation to date. It requires all inland and coastal waters to reach 'good status' by 2015. It will do this by establishing a river basin district structure within which demanding environmental objectives will be set, including ecological targets for surface waters. The Directive therefore sets a framework which aims to provide substantial benefits for the long term sustainable management of water.

This new Directive has the potential to drive major additional capital investment and increases in customers' charges.

Climate changes

The group's core activities, the provision of high quality water and sewerage services, are inextricably linked with the weather and therefore any climate changes have the potential to impact on business.

As the group's resources are a mixture of water captured in reservoirs or abstracted from rivers or underground aquifers, climate change could alter many of the variables in this complex equation.

Social influences

The group is subject to social influences and may be required to change its business practices in light of regulatory changes brought about by public opinion in the face of consumer and stakeholder pressure.

For example, following the passing of the Water Act 2003, in future if we receive formal requests to fluoridate from strategic health authorities that have followed all the proper consultation procedures and can demonstrate public support, we may be obliged, where practicable, to carry out their wishes. The company maintains a neutral position on whether fluoridation is effective or appropriate. If required to fluoridate the water supply by certain Strategic Health Authorities, the company would have to introduce operational procedures to enable this.

Supplier markets

As the recent fluctuation in energy prices has clearly illustrated, the group is also subject to external market forces, where input prices can rise beyond the regulatory allowance.

In order to minimise the impact of energy price fluctuations, Yorkshire Water follows a clear energy purchasing policy. The group has also continued to develop new ways of reducing consumption and renewable energy sources such as wind turbines at its treatment works.



Corporate Social Responsibility
How we go about our business

Kelda Group plc was ranked 24th in this year's 'Top 100 Companies that Count' report produced by the independent charity, Business in the Community (BitC).

"Yorkshire Water has a record of engagement with the communities and strategic organisations in Bradford that reflects their commitment to be a responsible corporate citizen. The scope of activities is impressive, from involvement in strategic partnerships to programmes such as Cool Schools and employee volunteering in schools and communities."

Elaine Appelbee Chief executive, Bradford Vision

This was a rise of 19 places on the previous year and clearly underlines our commitment to corporate social responsibility and our desire to make continuous improvements to the way we conduct our business. For the last two years, we have been the best performing Yorkshire based company, and this year we achieved outstanding performance in community, environmental and marketplace management.

Over the past 12 months we have further put into practice our principle that the interests of our customers, the environment and society in general are best served through the efficient and effective operation of our business.

BitC's Corporate Responsibility Index is a robust and comprehensive measure of a company's total impact on society and we continue to use it as a tool to audit all aspects of our operations to ensure we remain at the forefront of best practice.

We believe our participation in the index over the last three years played a major part in our principal subsidiary, Yorkshire Water, being named Utility of the Year for an unprecedented second year running at the 2005 Utility Industry Achievement Awards.

In 2004, the judges paid tribute to our quality of service and wider contribution we make to the communities we serve. In 2005, the judges again commended our service, noting that we have achieved 95% customer satisfaction, as well as our best ever water quality.

Loop has now featured in the 'Sunday Times 100 Best Companies to Work for' in the UK for 3 consecutive years.

We have used our position as a major regional employer to advocate responsible business practice among our peers. In October 2005, our Chief Executive, Kevin Whiteman gave one of 4 keynote speeches to a group of MEPs and EC members from the Yorkshire and Humber Brussels office. The theme of the BitC event was selling Yorkshire as the best place to do ethical business. This year we have also sponsored a series of corporate social responsibility workshops, held in association with BitC, advising Yorkshire companies how they can integrate CSR into their business.

Whilst we are pleased with the progress we have made so far and the third party recognition we are now achieving for our efforts, we recognise that there is room for even further improvement in the future.

For further details, see our full report online at www.keldagroup.com/kel/csr

Benchmarking our performance

We use a wide range of measures to benchmark our performance on social, environmental and ethical issues.

94.5%

the score we achieved in the 2005 Corporate Responsibility Index, achieving outstanding performance in the areas of community, environmental and marketplace management.

6,176

the number of hours given this year through our in-house employee volunteering programme.

Business in Community COMPANIES THAT COUNT 2006
in association with THE SUNDAY TIMES



FTSE4Good

Data verification

Our CSR data is now independently verified by Enviros Consulting Limited. The full verification statement can be viewed at:

www.keldagroup.com/kel/csr/approach/verification/

Business in the Community's Corporate Responsibility Index

Established in 2002, the Corporate Responsibility Index is a business management tool developed to support companies in improving their impact on society and the environment. It enables companies to assess the extent to which their strategy is translated into responsible practice throughout the organisation in managing four key areas – environment, community (our role in society), workplace (our people) and marketplace (our customers and service partners). Companies use the Index as a tool to manage, measure and report their performance in these key areas.

Business in the Environment's (BiE) Index of Corporate Environmental Engagement

Now in its tenth year, the BiE Index remains the leading indicator of corporate environmental engagement. The annual index benchmarks companies' performance against their peers on the basis of their environmental management and performance in key impact areas. The index aims to drive continuous improvement, assist companies in their gap analysis, help determine progress and raise awareness of the environment as a strategic, competitive issue at boardroom level.

For the past four years Kelda has qualified for 'Premier League' status – an accolade only awarded to companies that score above 95%. Additional information about our environmental performance is available on pages 20 and 21 or by visiting our website at www.keldagroup.com

FTSE4Good Indices

The FTSE4Good Indices are designed to measure the performance of companies that meet globally recognised corporate responsibility standards and to facilitate investment in those companies. Kelda has been included in selected indices since their inception by the FTSE group in 2001.

Guardian Giving List

For the first time since it was established five years ago, Kelda has been featured in this list of FTSE100 givers of money to charities or other forms of social investment. The companies are ranked in order of the percentage of pre-tax profit given. Whilst our community policy focuses more on time-giving and gifts in kind, we have been ranked at 73rd in the list, giving 0.2% of our pre-tax profits.

Awards

This year, three Yorkshire Water colleagues won Volunteer of the Year Awards, one of whom, Diane Bindley of our Human Resources department, also won the Cares Volunteer of the Year Award at BitC's Yorkshire and Humberside Awards for Excellence. Diane, involved in our Newlands Business Bridge initiative, was nominated for her mentoring work with SNOOP (Special Needs Objective Outreach Project), offering day and holiday care for children and young adults with disabilities and complex needs, and advice and support for parents and carers. Dave Perrins of our IT department was highly commended as 'Cares Team Leader of the Year' and the Newlands Business Bridge Mentoring Team was highly commended as 'Cares Team of the Year'.

Sustainable operations are key to the long term viability of our business. We remain committed to conserving and enhancing our environment, striving to achieve 100% compliance with our legislative obligations and to lead the field in environmental management.

97.3%

Kelda's score in the 2005 Business in the Environment Index, achieving premier league status for the fourth consecutive year.

118

the number of potential pollution incidents prevented by Hawkeye, a new YW award-winning specialist pollution prevention monitoring system, since its introduction in June 2004.

Best practice

The prestigious Business in the Community Shields Environment Award named Yorkshire Water as a National Example of Excellence this year for commitment to sustainable environmental best practice. The award was given for a range of initiatives including ISO14001 implementation, environmental training, partnership working with contractors and suppliers, sustainable procurement and continual environmental improvement.

Woodland management

Yorkshire Water won two international Green Apple Awards in 2005, including the Utilities' Green Apple Champion Award, recognising the company's forward thinking woodland stewardship policy that aims to improve and sustain the company's woodland for future generations.

A past strategy left woodlands prone to storm damage. Since 2000, 50 hectares of our woodland have been destroyed by storms, exposing soil and blocking watercourses and recreational routes. Saleable timber is recovered and sold to the timber trade, meeting international accreditation standards. The remaining material is burnt, mulched and decomposes naturally, creating an environment for natural regeneration and tree planting.

Woodlands are replanted with a variety of broad-leafed species or left to regenerate naturally. Ponds, glades and watercourses are also managed to ensure greater biodiversity.

Nigg Treatment Works

Aberdeen Environmental Services, a Kelda consortium, picked up a Gold Green Apple Award for the sludge treatment, disposal and energy recovery aspects of the Nigg Waste Water Treatment Works project. This state-of-the-art sludge treatment plant is totally energy self-sufficient, and creates a by-product for use in local agriculture.

What's next?

- Retain Premier League status in Business in the Community's Business in the Environment Index.
- Complete stage 2 of our Biodiversity Action Plan by April 2007.
- Implement an Environmental Management System for Kelda Water Services by December 2006.
- Continue our 2005–2010 £227m capital investment plans to meet the requirements of the new Freshwater Fish Directive, aimed at reducing ammonia levels to protect river life.
- Begin implementing a 5 year land and recreation strategy to help delight customers around our region.

> **BIODIVERSITY ACTION PLAN**
BIODIVERSITY – THE 'VARIETY OF LIFE' – IS QUICKLY BEING RECOGNISED AS A SIGNIFICANT ENVIRONMENTAL AND PUBLIC ISSUE.

YORKSHIRE WATER'S BIODIVERSITY STRATEGY WAS PUBLISHED IN 2004, ACKNOWLEDGING THAT OUR OPERATIONS AND ACTIVITIES HAVE AN IMPACT ON THE ENVIRONMENT, AND THAT WE HAVE A RESPONSIBILITY TO MANAGE THIS IMPACT TO CONSERVE AND, WHERE POSSIBLE, ENHANCE THE ENVIRONMENT.

FOR MORE DETAILS VISIT THE HOT TOPIC SECTION ON WWW.KELDAGROUP.COM/KEL/CSR/OURENV/HOTTOPICS/BIODIVERSITY


VOLVO

> **THE COUNTRYSIDE AND RIGHTS OF WAY ACT 2000**
IN PARTNERSHIP WITH THE COUNTRYSIDE AGENCY, ENGLISH NATURE, TENANT FARMERS, THE RAMBLERS' ASSOCIATION AND THE NEW ACCESS AUTHORITIES WE HAVE DELIVERED THE FREEDOM TO ROAM ON 33,000 ACRES OF UPLAND CATCHMENTS.

WE AIM TO ENSURE INTEGRATED ACCESS WITH MINIMAL CONFLICT OR IMPACT ON WATER PRODUCTION, FARMERS, LAND MANAGEMENT OR CONSERVATION.



"The Ramblers' Association recognises and commends Yorkshire Water's commitment to improving access to its land, in particular the access team's work with the Ramblers' Association and other organisations to ensure the smooth implementation of the new open access legislation."

Keith Wadd – Chair of Ramblers' Association, West Riding



We continue to take our wider responsibilities seriously and, wherever practicable, strive to enhance people's quality of life in the communities that we serve.

"Yorkshire Water's volunteering programme is renowned for benefiting communities and helping its employees develop new skills and its concern for children's health and education through its innovative Cool Schools campaign has been truly inspirational."

Pam Lee,
Regional director, Business in the Community


refuel

> **COOL SCHOOLS**
OUR COOL SCHOOLS CAMPAIGN HAS NOW ACHIEVED THE LANDMARK INSTALLATION OF OVER 1,000 FREE WATER COOLERS IN MORE THAN 550 SCHOOLS. THE INITIATIVE, WHICH WON A PRESTIGIOUS BUSINESS IN THE COMMUNITY BIG TICK AWARD IN 2005, WAS LAUNCHED IN 2002 FOLLOWING CONCERNS FROM HEALTH EXPERTS ABOUT THE UNAVAILABILITY OF DRINKING WATER IN SCHOOLS AND THE DAMAGING EFFECT OF DEHYDRATION ON CHILDREN'S PERFORMANCE.

FOR MORE INFORMATION GO TO WWW.KELDAGROUP.COM/KEL/CSR/SOCIETY/COOLSCHOOLS/



> **SPRINGFIELD CENTRE**
THIS YEAR, OVER 570 EMPLOYEES FROM KELDA AND OUR PARTNERS, TOOK PART IN 50 COMMUNITY GARDENING, DECORATING OR REFURBISHMENT CHALLENGES. THE CHALLENGES – ARRANGED THROUGH BUSINESS IN THE COMMUNITY – PROVIDE SKILLS DEVELOPMENT WHILST GIVING SOMETHING EXTRA TO COMMUNITIES AFFECTED BY OUR IMPROVEMENT WORK.

A HIGHLIGHT THIS YEAR IS THE SUPPORT GIVEN TO BRADFORD'S SPRINGFIELD COMMUNITY CENTRE. FOR MORE INFORMATION GO TO WWW.KELDAGROUP.COM/KEL/CSR/SOCIETY/INVOLVEMENT



1,000

the number of free Cool Schools water coolers now donated to Yorkshire primary schools.

£175,000

the record amount Yorkshire Water colleagues raised this year for WaterAid, the charity aiming to provide clean water and sanitation in developing countries.

Volunteering
Our commitment to providing personal development opportunities through volunteering has been strengthened by providing volunteering guidelines for managers, whilst a Community Education Development Matrix – available to all colleagues – provides a quick reference to which programmes facilitate the development of which skills.

Eighteen colleagues are piloting a new course in conjunction with Business in the Community. Volunteering Plus is a new national employee volunteering accreditation, designed to build learning outcomes from volunteering into individuals' own personal and professional development.

Society Forum
This year we established an internal forum to discuss the wide range of social issues relevant to our business. The Forum – which aims to make policy recommendations to our board CSR Committee, and develop stakeholder engagement – will be instrumental in helping us achieve our society vision. The structure is designed to mirror that of our well-established Environmental Issues Forum.

Stakeholders
This year we surveyed our stakeholders on which social issues they would like us to be involved in. The results will help shape our new social marketing campaign. Results suggest that colleagues have a preference for environmental and educational matters, whilst external stakeholders are most interested in water affordability, employment and health.

Charity
Our employees continue to support charities through the payroll giving initiative. Since its launch in 2001, over £130,000 has been raised by Yorkshire Water colleagues for local and national charities.

During WaterAid Water Aware Week in March 2006 colleagues participated in a range of events, including a rowathon and car parking collection. Kelda colleagues raised a record £175,000 for WaterAid in 2005/06.

What's next?
- Develop a new social marketing initiative based on stakeholder views, with the aim of launching it in 2007/08.
- Continue to encourage employees to take up significant external leadership roles.
- Promote enjoyment, health and recreation under our 'Only Available in Yorkshire' banner.
- Promote water conservation through a customer roadshow.
- Consolidate the company's volunteering programme.
- Expand our SwimCare campaign, supporting swimming lessons for children, following a new partnership with the Amateur Swimming Association.

Our people

We are working hard to create a positive culture where people feel proud to work for the business, where they can maximise their potential and, in return, get the recognition and reward they deserve.

860

the number of applications for meter reading roles received following a recruitment drive to attract the best candidates.

80%

percentage of colleagues who voted were in favour of the new performance management scheme.

Health and safety awareness

This year Yorkshire Water initiated a series of employee communications exercises to further raise awareness of health and safety issues and the individual responsibilities connected with them. The company's 'be a hero, target zero' message reflects the part everyone plays in achieving the company's target of zero accidents by 2010. The two main areas of focus are healthy backs and slips, trips and falls.

During European Health and Safety Week, noise awareness and stress and relaxation sessions were held across the region, and employees were able to ask directors questions about health and safety at two TalkBack sessions.

Clearly the best

Under the direction of the Diversity Steering Group, different approaches to attracting and selecting new recruits have been piloted across Yorkshire Water, in response to reducing numbers of applicants from traditional sources. The project was called 'Clearly the Best Talent'. It was featured recently at a national conference organised by the Centre for Economic and Social Inclusion and Talent Recruitment called 'Recruiting Diversity: What Works?' The conference's keynote speaker was Margaret Hodge MP, Minister for Employment.

Benchmarking

Having achieved bronze standard in Race for Opportunity's annual benchmarking in 2004, Yorkshire Water benchmarked again in 2005, and achieved silver standard for its race and diversity performance.

Yorkshire Water continues to promote age diversity, and is keen to retain its reputation as an Age Positive Employer Champion and holder of the Age Positive England award by highlighting the benefits of a mixed-age workforce. This year, one of our apprentices appeared on Sky TV breakfast news. Other colleagues have featured in regional and national press in connection with the Department of Work and Pensions Age Positive campaigns.

Our strategy addresses a wide diversity agenda, and we look forward to reporting further successes across the diversity spectrum in the future.

What's next?

- Develop a proposal aimed at giving colleagues across the business a greater understanding of the company's society aspirations.
- Invest around £250,000 in creating 'a better place to work' for our employees.
- Continue to modernise our recruitment and induction processes.
- Develop diversity awareness through the 'Clearly the Best Talent' project.
- Continue to develop clear leadership under the sponsorship of the Leadership Development Group.
- Launch a programme to increase individual awareness and knowledge of health and safety behaviours in our waste water business unit.

> **PERFORMANCE MANAGEMENT**
YORKSHIRE WATER'S NEW PAY FOR PERFORMANCE SCHEME WAS LAUNCHED IN 2005. EMPLOYEES NOW DISCUSS PERFORMANCE WITH THEIR MANAGERS ON A QUARTERLY BASIS, WITH THE OPPORTUNITY TO BENEFIT FROM A PERFORMANCE-RELATED INCENTIVE EACH TIME. AS PART OF A 5 YEAR PAY DEAL, A GUARANTEED COST OF LIVING ANNUAL INCREASE HAS ALSO BEEN INCORPORATED FOR EVERYONE, WITH ADDITIONAL INCREASES FOR THOSE WHO DEMONSTRATE CONSISTENTLY HIGH PERFORMANCE OVER THE YEAR. THE SCHEME REPLACES THE PREVIOUS PROFIT RELATED PAY AND ANNUAL PERFORMANCE ASSESSMENT SCHEMES.



> **SUNDAY TIMES SURVEY**
LOOP HAS AGAIN BEEN CONFIRMED AS ONE OF THE '100 BEST COMPANIES TO WORK FOR' IN THE UK. ACHIEVING 80TH PLACE, LOOP HAS NOW BEEN RECOGNISED FOR 3 YEARS RUNNING IN THIS PRESTIGIOUS SUNDAY TIMES INDEX.

THE COMPANY WAS RATED HIGHLY FOR ITS WORK-LIFE BALANCE POLICIES, DEMONSTRATING LOOP'S COMMITMENT TO ENSURING ITS EMPLOYEES ARE HAPPY AT WORK. LOOP OFFERS BENEFITS, RANGING FROM PENSIONS AND SHARESAVE SCHEMES, TO ADOPTION AND FOSTERING LEAVE, GRANDPARENTS' LEAVE AND TERM-TIME WORKING.



"Yorkshire Water places great emphasis on the health, safety and well being of its employees."

Yuri Clarke Process controller, Yorkshire Water



Our customers

Our domestic and business customers continue to benefit from industry leading levels of operational and customer service. Our aspiration is to exceed customers' expectations at every point of contact to provide a customer experience second to none.

"Yorkshire Water... has improved still further in 2005... as the company went from strength to strength. In delivering its core activities most efficiently it is clear Yorkshire Water is number one, and the company has backed up its promises with delivery."

Judges of the Utility of the Year,
2005 Utility Industry Achievement Awards



> **CLEAR WATER**
YORKSHIRE WATER'S WATER BUSINESS UNIT HAS NOW BEGUN IMPLEMENTING THE CLEAR WATER STRATEGY, FOCUSING ON WHICH ACTIONS WILL HELP US ACHIEVE OUR VISION OF BEING CLEARLY THE BEST WATER COMPANY IN THE UK. IT AIMS TO IMPROVE SERVICE, REDUCE COSTS AND CARE FOR THE ENVIRONMENT.



> **PARTNERSHIP**
YORKSHIRE WATER HAS ENTERED INTO A 3 YEAR PARTNERSHIP WITH CITIZENS ADVICE BUREAU. THE PARTNERSHIP INCLUDED SPONSORSHIP WHICH WILL HELP COVER THE COST OF A NEW NATIONAL SPECIALIST SUPPORT NETWORK, ENABLING MONEY ADVISERS IN CITIZENS ADVICE BUREAUX ACROSS YORKSHIRE AND OTHER REGIONS TO GIVE HIGH QUALITY CONSISTENT ADVICE TO THE PUBLIC.


citizens
advice
bureau

99.99%

of all billing enquiries are dealt with within 5 days.

Utility of the Year
For an unprecedented second year running, Yorkshire Water was named Utility of the Year at the prestigious Utility Industry Achievement Awards. The judges noted that Yorkshire Water had achieved the number one position in Ofwat's performance league table, as well as achieving the best ever water quality and 95% customer satisfaction.

Efficiency
In December, Ofwat awarded Yorkshire Water with three A star ratings for efficiency in its water and waste water operations. We have now held the top spot in the league table for 2 years running. The report analyses total and unit annual costs, assessing each water company for operational performance and asset maintenance.

Charter Mark
Yorkshire Water continues to achieve the Government's prestigious Charter Mark for customer service excellence, having first achieved it in 1999. The assessor highlighted 6 areas of best practice, including performance in comparison to others, continuous improvement, partnership arrangements, efficiency and community involvement.

Waste Water 2020
The waste water vision was launched in 2005 via 8 road shows, held across 4 days, attended by colleagues and partners. Through video presentations and interactive sessions, colleagues looked at the Waste Water Business Unit's performance in the past, present and future and learned more about the three improvement areas of customer service, catchment management and sludge management, to be addressed by a major improvement programme named 'Future in Focus'. Key areas of focus for the vision include meeting the demands of the new Freshwater Fish Directive, and eradicating pollution incidents, sewer flooding and accidents at work by 2020.

What's next?
- Target investment in our sewerage system to reduce the level of sewer flooding experienced by our customers.
- Review and introduce a customer communication process for all planned repair and maintenance work.
- Further develop proactive written communications with customers during or following an incident.

The 2005 annual Ofwat performance league table confirms:

- Yorkshire Water has reduced leakage by 45% over the last 10 years.
- The number of properties in Yorkshire and Humberside suffering from poor water pressure has been reduced to 155.
- The number of properties experiencing sewer flooding has been almost halved since 1998.
- *All billing enquiries are handled within 5 days.*
- 99.8% of all written complaints are dealt with within 10 days.

Our service partners

The performance of our service partners is critical to the success of our business, as they are often the public face of Kelda. We continue to work closely together to share our aims, objectives, best practice and success, helping us to deliver better service, lower costs and healthy profits for all.

£6,700

the amount raised by our service partners for the Guide Dogs for the Blind Association, through attending Safety at Street Works workshops.

158

the number of contract partner colleagues involved in Yorkshire Water's community programme this year.

Signing up

Yorkshire Water's service partners for the investment period 2005–10 are signed up to help deliver our £1.5bn investment programme. The design and construction companies are responsible for each of Yorkshire Water's geographical areas, working on capital schemes to build and upgrade assets such as treatment works and sewers.

The partners all worked with Yorkshire Water during 2000–05, and will look after different areas of the region now. Although we have worked with our partners already, there was immense competition within the industry, so many other companies were looked at during the tender process. We believe we have the right team to help achieve our vision and deliver the 5 year investment programme.

CSR workshops

Many of our service partners attended a series of 5 workshops, sponsored by Yorkshire Water and held in association with BitC, advising companies how they can integrate CSR into their business. The workshops, also open to BitC members and our main suppliers, covered improving business performance, reporting, workplace health and supply chain.

Joint branding

Our partners may now carry Yorkshire Water's identity on their fleet vehicles. The re-introduction of joint branding demonstrates how far relationships with our partners have developed. It also shows our commitment to achieving the 'partners' chapter of our vision, reflecting the part our partners have played in developing Yorkshire Water's identity, maintaining the highest service standards. The new guidelines ensure that our brand is presented in a clear, consistent way by our partners and is reproduced to a high quality. Only vehicles dedicated to Yorkshire Water contracts may carry our identity. Whilst it is not compulsory to include our identity, the new approach has been well received by partners.

Community support

Our partners are encouraged to support communities experiencing our capital works, accommodating householders' individual needs and giving time through Cares challenges, a Yorkshire Water in-house volunteering programme held in conjunction with BitC. A recent example is Watermark, who organised a challenge for 20 Watermark and Yorkshire Water colleagues to clean and redecorate the cellars of Sheffield's William Temple and St Aidan's churches, providing an archive room and community space for local youth groups.

What's next?

- Continue to encourage joint community-based volunteering initiatives with service partners to foster closer working.
- Building on the success of previous years, involve our partners in Yorkshire Water's Business Excellence Awards and support business unit partner events.
- Review the transfer of information from service partners to Yorkshire Water with the goal of reducing the current average time of 35 minutes.
- Take a proactive lead with capital partners on the health and safety aspects of our investment programme.

> **PARTNER AWARDS**

IN JUNE, YORKSHIRE WATER HOSTED ITS ANNUAL PARTNER AWARDS EVENING AT RUDDING PARK, HARROGATE. IT INCLUDED REPRESENTATIVES FROM YORKSHIRE WATER AND PARTNER ORGANISATIONS, THE ENVIRONMENT AGENCY, HEALTH AND SAFETY EXECUTIVE AND WATERVOICE YORKSHIRE (NOW CONSUMER COUNCIL FOR WATER).

THE EVENING RECOGNISED AND APPLAUDED THE CONTRIBUTION MADE BY OUR PARTNERS TOWARDS YORKSHIRE WATER'S VISION OF BEING CLEARLY THE BEST WATER COMPANY IN THE UK.



> **SAFETY AT STREET WORKS WORKSHOPS**

COLLEAGUES FROM OUR PARTNERS HAVE TAKEN PART IN WORKSHOPS, RUN BY YORKSHIRE WATER, FOCUSING ON THE IMPORTANCE OF SAFE SIGNING AND GUARDING ON STREET WORKS.

THE WORKSHOPS COVER THE BEST WAYS OF SETTING UP STREET WORKS WITH A PARTICULAR FOCUS ON DISABLED PEDESTRIANS AND INCLUDE A PRESENTATION FROM A HIGHWAY AUTHORITY DETAILING HOW DISABILITY DISCRIMINATION ACT LEGISLATION IS ENFORCED.



"It is essential that we maintain good working relationships with our service partners so that we can exceed our customers' expectations."

Nicola Senior Communications advisor, Yorkshire Water



John Napier (63) MA (Econ)
Chairman B,D
Joined the board in June 1999. Appointed Executive Chairman in April 2000, moving to Chairman in September 2002. Chairman of Yorkshire Water Services Limited and Chairman of Royal & Sun Alliance Insurance Group plc. He has formerly held senior posts as Chairman of Booker plc, Group Managing Director of Hays plc and was formerly a non executive director of Waste Recycling Group plc. He is also Chairman of Yorkshire and Humber Rural Affairs Forum and a member of the Yorkshire Forward board.



Kevin Whiteman (49) BSc, CEng, MIME
Chief executive D
Appointed to the board in September 2000 and appointed Chief Executive in September 2002. Joined Yorkshire Water Services Limited in 1997 as Business Director, Waste Water. Formerly Chief Executive and Accounting Officer of the National Rivers Authority and Regional Director of the Environment Agency. Previously held senior positions with British Coal. He is a trustee of WaterAid.



Martin Towers (53) FCA BA (Econ)
Group finance director
Appointed to the board in March 2003. Formerly Finance Director of Boots The Chemists, McCarthy & Stone plc, The Spring Ram Corporation plc, Allied Textiles Group plc and Yorkshire Group plc. He is currently a non executive director of Homestyle Group plc.



Ed Anderson (55) BSc (Econ), CPFA
Non executive director A, B
Appointed to the board in June 2005. Managing Director of Leeds Bradford International Airport. Currently a non executive director of Yorkshire Building Society and St Gemma's Hospice and Chairman of Leeds Chamber of Commerce. Formerly held several positions with Leeds City Council, West Yorkshire Metropolitan Council and Bradford Council.



Kate Avery (46) ACIB, FCIM, MBA, FSI
Non executive director A, B, C
Appointed to the board in June 2005. Group Director (Retail Distribution) at Legal and General. Currently a member of the ABI Distribution and Regulation Committee. Formerly held several positions with Barclays Plc.



Christopher Fisher (52) BA
Non executive director A, B, C
Joined the board in 2003 and became a non executive director of Yorkshire Water in October 2004. Vice Chairman, corporate finance, at KPMG, he is also a trustee of the Imperial War Museum, formerly a managing director of Lazard and a non executive director of Yates Group plc.



David Salkeld (50) BSc(Econ), Dip PM, FIGD
Senior non executive director B, C
Joined the board in October 2000. Formerly Group Chief Executive of the Grampian Country Food Group and Chief Executive of Arla Foods plc and held senior posts in Grand Metropolitan plc and Northern Dairies.



Richard Schmidt (62) BSc, MSc, PhD, MBA
Non executive director
Appointed to the board in September 2002. Joined Aquarion Company in 1995. Formerly President and Chief Executive Officer of Aquarion until September 2003, President and Chief Operating Officer of Mechanical Technology Inc, President and Chief Executive Officer of Gundle Environmental Systems and held senior positions in Ecodyn Corporation.

Denotes
A – Member of the audit committee
B – Member of the nomination committee
C – Member of the remuneration committee
D – Member of the corporate social responsibility committee

Directors' report

The directors present their report for the year to 31 March 2006.

Results and dividends

The group commenced reporting under IFRS with effect from 1 April 2005. The profit attributable to shareholders for the year was £174.1m. After dividends totalling £109.4m, £64.7m was transferred to the group's reserves.

The directors recommend a final dividend of 21.60p per share to be paid on 25 August 2006 to those shareholders on the register at the close of business on 4 August 2006. An interim dividend of 8.75p per share was paid on 6 January 2006.

The total dividend for the year will amount to 30.35p per share (2005: 29.00p).

Business review

A review of the development and performance of the business of the group, including the financial performance during the year, key performance indicators and a description of the principal risks and uncertainties facing the group, are set out in the business review section of this Annual Report on pages 6 to 16. The purpose of the Annual Report is to provide information to the members of the company. The Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the group. By their nature, these statements involve uncertainty since future events and circumstances can cause results to differ from those anticipated. Nothing in this Annual Report should be construed as a profit forecast.

Principal activities

The principal activities of the group are the supply of clean water and the treatment and disposal of waste water. Yorkshire Water Services Limited (Yorkshire Water), the group's regulated utility business in the UK, is responsible for both water and waste water services. Aquarion Company, the group's US subsidiary, includes the US regulated water supply businesses in the states of Connecticut, New York, Massachusetts and New Hampshire and the non-regulated water and waste water contract operations business. The group's other businesses are the UK non-regulated water and waste water services business and KeyLand Developments Limited, a company which primarily develops surplus property assets of Yorkshire Water.

Acquisitions and disposals

On 24 February 2006 the company entered into a conditional agreement to sell Aquarion Company to Macquarie Bank Limited for $625m plus the assumption of external debt. The sale is conditional upon regulatory approvals which are expected to be given in late 2006. The sale does not include the small businesses of Aquarion Services and Aquarion Operation Services, which comprises the contract operations business of Aquarion.

Directors

The following directors held office throughout the year: John Napier, chairman; Kevin Whiteman, chief executive; Martin Towers, group finance director; Christopher Fisher, David Salkeld and Richard Schmidt, non executive directors.

Kate Avery and Ed Anderson were appointed as non executive directors on 1 June 2005. Each director continues to hold office at the date of this report. Derek Roberts and Ken Jackson retired as non executive directors on 30 September 2005. Biographical details of each director are set out on page 30 of this Annual Report.

In accordance with article 105 of the company's articles of association, Christopher Fisher and Martin Towers will retire at the forthcoming annual general meeting and will offer themselves for re-election. The evaluation of the board, as described on page 35, concluded that each of the directors offering themselves for re-election continue to demonstrate commitment to their particular roles, and perform effectively. Their re-election is recommended by the board. Details of the terms of Christopher Fisher's appointment, and of Martin Towers' service agreement appear on page 39.

Details of the terms of all the directors' service agreements and letters of appointment appear in the remuneration report on page 39. Additional information relating to directors who served during the year, including remuneration and interests in the company's shares is contained on pages 40 to 42. The details of directors' interests in the company's shares form part of this report.

Disclosure of information to the auditor

As at the date of this report, as far as each director is aware there is no relevant audit information of which the company's auditor is unaware and each director has taken such steps as he or she should have taken as a director in order to make him or herself aware of any relevant audit information and to establish that the company's auditor is aware of that information.

Corporate social responsibility

There are group policies for the environment, health and safety and human resources, as well as a code of ethics.

The internal control processes described on page 37 take account of social, environmental and ethical risks. In addition, the board receives information as part of the normal reporting process to identify and assess such significant risks where they are relevant to the nature of the company's business. Further details are included in the following sections of this report and in the corporate social responsibility section of the report on pages 17 to 29.

Employees and employment policies
The group strives to create a positive working environment for all colleagues and places great emphasis on open two way communications. It values involvement at all levels, recognising that everyone in the business is a potential source of innovation and change. Internal consultation and communication processes provide the key to this involvement, and play a large part in achieving our vision to be a great place to work.

The company promotes freedom of association, principally through its diversity strategy and through collective bargaining arrangements with UNISON and GMB, the recognised trade unions. In those parts of the group where union representation is low, wider franchise is achieved through involving 'workforce' representatives on joint working parties or 'works council' type arrangements.

The company communications strategy is based on a 'face to face first' approach and all messages are delivered through 'two way' channels, including regular 'talk back' sessions with senior management. The company magazine 'Connections' is distributed throughout the business and aims to provide business news through the eyes of the company's people. The magazine has won 17 Communicators in Business Awards since 1998.

Regular employee satisfaction surveys are undertaken across the group, using a variety of survey tools including telephone based, online and paper based surveys.

A 'total reward' approach is taken to salary and benefits which are designed to be competitive. The group's sharesave scheme, which has a high level of participation at all levels in the business, and 'pay for performance' arrangements provide an opportunity for all employees to share in the success of the business.

The group's equality and diversity, 'open to all', policy covers gender, marital status, parental status, sexual orientation, race, colour, ethnic or national origin, disability, age, religion or belief and trade union membership. Having achieved bronze standard in Race for Opportunity's annual benchmarking in 2004, Yorkshire Water benchmarked again in 2005 and was awarded silver standard for its race and diversity performance. Yorkshire Water also received the Yorkshire and Humberside Age Positive Employer Award in 2006. The group's commitment to positive action towards applicants with disabilities has been recognised with the 'double tick' accreditation from the UK employment service.

The group provides a wide range of development opportunities, including in-house and accredited programmes to help employees develop the necessary skills, knowledge, values and experience to realise their performance potential.

Health and safety
The company is committed to achieving high health and safety standards throughout its businesses. The management of health and safety issues operates in the context of the health and safety policy adopted by the board and the system of internal control.

The group has established a framework of policy procedural requirements by which all subsidiaries must have in place appropriate health and safety policies and procedures and provide necessary information, instruction, training and supervision. In addition, the company provides occupational health, safety and welfare advisory services for employees.

Specific health and safety goals are also set by individual businesses. These goals differ depending on the business and include a combination of reductions of accidents and working time lost as a result of accidents, training delivery, internal safety audits and health promotion and surveillance programmes.

Senior management awareness and active involvement in health and safety is fundamental to company success. A pilot scheme is being operated in Yorkshire Water's waste water business unit to promote an enhanced health and safety culture and improve awareness and behaviour in relation to health and safety issues.

Consultation with all employees via area and functional health and safety forum groups and safety committees is actively encouraged. Where possible, the intent is for local health and safety issues to be discussed and resolved with line management. In Yorkshire Water there are 84 appointed health and safety champions who work alongside the Trade Union safety representatives and line management. This ensures that health and safety issues are regularly discussed within each team in the water and waste water business units.

By the nature of accidents, there can be no guarantee that they will never occur. However, the measures taken by the company are intended to place emphasis on prevention and continuing vigilance. Yorkshire Water has been awarded a National Safety Award from the British Safety Council and a Gold Award for Occupational Safety from the Royal Society for the Prevention of Accidents for its health and safety performance during 2005/06.

Environment and community
The environmental policy of the company recognises that a sustainable water and waste water business is dependent on environmentally sustainable operations. It is, therefore, committed to integrating environmental best practice and continuous improvement in environmental performance through the efficient, effective and proper conduct of its business.

Environmental performance is reported through the company's web based environment and community report which is regularly updated and independently verified. This can be viewed at www.keldagroup.com/environment.

The company contributes actively to the communities which it serves. It encourages and supports colleagues in volunteering, charitable giving and community involvement. One in five employees is active in a wide range of company supported community activities. These include a Speakers' Panel and support to local education ranging from Right to Read in junior schools through to coaching at senior schools, and mentoring university students from diverse ethnic backgrounds.

Charitable and political contributions
Charitable contributions totalling £0.5m (2005: £0.5m) were made during the year.

No political donations were made.

Research and development
During the year £4.0m (2005: £3.6m) was committed to research and development including £3.1m (2005: £2.7m) on fixed assets. Research and development activities were

primarily directed towards improving the performance and efficiency of Yorkshire Water's assets and operations.

Purchase of own shares

At the forthcoming annual general meeting, the company will be seeking to renew the authority to purchase up to 10% of its ordinary shares. Authority was previously granted at the annual general meeting in 2005 in respect of 10% of the company's issued ordinary share capital but expires at the close of the forthcoming annual general meeting. During 2005/06 the company purchased for cancellation 9,290,000 ordinary shares at a cost of £72.9m, amounting to approximately 2.5% of its ordinary shares. At the end of the period under review, the authority granted at the annual general meeting in 2005 remained valid in respect of 28,276,039 ordinary shares. It is the company's intention to complete the purchase of up to a further 2.5% of its ordinary shares in the coming year.

Auditor

A resolution to re-appoint Ernst & Young LLP as the company's auditor and to authorise the directors to determine their remuneration will be proposed at the forthcoming annual general meeting. Details of the group policy designed to safeguard the independence and objectivity of the external auditor are included in the corporate governance section of this report on page 36.

Payment terms to suppliers

The company's normal terms are to make payment in accordance with suppliers' terms of trade or within 30 days from the receipt of services or invoices subject to satisfactory performance by the supplier. Kelda Group plc is a holding company and, at 31 March 2006, had no trade creditors outstanding. The payment terms of individual operating subsidiaries are disclosed in their accounts.

Major shareholdings

As at 23 May 2006 the company had been notified of the following interests amounting to 3% or more of the company's issued ordinary share capital:

Barclays Plc 5.13%
Prudential Assurance Company Limited 4.76%
Legal & General Group Plc Companies 3.0%

Annual general meeting

The notice convening the company's 2006 annual general meeting to be held at the Leeds Marriott Hotel on 25 July 2006 at 11am is set out in a separate document issued to shareholders.

By order of the board

Philip Hudson
Group company secretary
24 May 2006

Registered office:
Western House
Halifax Road
Bradford BD6 2SZ

Registered in England
No. 2366627

KPI – Glossary of terms

Group financial key performance indicators

Group interest cover

This measure provides an indication of whether the group's profit is sufficient to cover its interest obligations and is calculated as group operating profit from continuing operations divided by the net of finance costs and investment income. These figures are disclosed in the audited accounts in the group income statement.

Cash interest (Funds From Operations 'FFO') cover

FFO cover measures the group's ability to meet its interest payments. This is calculated as net cash inflow from operating activities, excluding interest paid, divided by net interest paid. These figures are disclosed in the audited accounts in the group cash flow statement.

Group gearing

This ratio measures the proportion of assets invested in the business that are financed by borrowing and is calculated as net debt as a proportion of net debt plus net assets. These figures are disclosed in the audited accounts in the group balance sheet and note 27 on additional cash flow information.

Earnings per share (EPS)

EPS is an important measure of performance and growth. EPS is calculated on several different bases, all of which are disclosed in the audited accounts at the foot of the group income statement. Basic EPS is expressed as profit for the year attributable to shareholders, divided by the weighted average number of shares ranking for dividend. Adjusted EPS excludes the impact of exceptional items.

Yorkshire Water financial key performance indicators

Yorkshire Water net debt to Regulatory Capital Value (RCV)

The RCV of Yorkshire Water is determined by Ofwat and is the value of the capital base on which a return is allowed for price setting purposes. The values are calculated and published annually by Ofwat. This ratio expresses Yorkshire Water's regulated net debt as a proportion of the RCV, both of which are published in Yorkshire Water's audited regulatory accounts.

Non-financial key performance indicators

Overall customer satisfaction

The group recognises the value of listening to customers in order to deliver improvements that not only meet but surpass expectations.

Customer satisfaction is monitored on a regular basis using a combination of random telephone surveys and event-based questionnaires.

Yorkshire Water's tracker research is an ongoing telephone survey involving 220 customers chosen at random each month. This monitors customers' general perceptions and the experience that customers receive when they come into contact with the company.

The survey covers a range of issues including satisfaction with the service received and whether the customer agrees that Yorkshire Water is trustworthy, listens to its customers, considers the customers' point of view, deals with complaints quickly and satisfactorily, is enjoyable to deal with, is sensitive to the customers' needs and plays key roles in protecting the environment and helping people within the community.

Ongoing event-based surveys cover nine specific areas of customer contacts, namely clean water and waste water repair and maintenance work, customer visits by water and waste water field technicians, meter installations, supply pipe repairs, new supply applications, mains rehabilitation works and the contact centre.

Water quality

The Drinking Water Inspectorate (DWI) regulates public water supplies in England and Wales.

It is responsible for assessing the quality of drinking water, taking enforcement action if standards are not being met and appropriate action when water is unfit for human consumption.

The Government has set legal standards for drinking water in the Water Quality Regulations. Most of these standards come directly from European law and are based on World Health Organisation guidelines. The UK has additional standards to safeguard the already high quality of water in England and Wales. The standards are strict and generally include wide safety margins. They cover:

- bacteria;
- chemicals such as nitrate and pesticides;
- metals such as lead;
- the way the water looks and how it tastes.

Professor Jeni Colbourne, the current Chief Inspector of Drinking Water, is due to publish her report for 2005 in July 2006.

According to the DWI's last report published in July 2005, of the 447,822 tests carried out in the previous calendar year, 99.97% complied fully with the UK's stringent, health-related quality standards (2003: 99.93%).

Waste water treatment works compliance

The Environment Agency issues consents to allow the discharge of treated water from waste water treatment works. The three principal consented limits are for suspended solids, biochemical oxygen demand and ammonia. A range of other substances may be limited depending on the type of discharge. This indicator shows loads for the following determinands:

- suspended solids, which can clog fish gills and blanket the river bed, thereby destroying fish habitat;
- biochemical oxygen demand (BOD), which is a measure of the amount of oxygen consumed in water – usually by organic pollution – and therefore reflects the quality of the water;
- ammonia, which is toxic to fish;
- phosphate, which can lead to eutrophication in fresh waters.

All waste water treatment works are monitored for compliance with their discharge consents and the receiving waters are monitored to assess their compliance with water quality targets. The frequency of monitoring depends on the size of the treatment works; small works are monitored on a quarterly basis and large works are monitored every week.

Reportable and notifiable accidents

The Health and Safety Commission is responsible for health and safety regulation in Great Britain. The Health and Safety Executive and local government are the enforcing authorities who work in support of the Commission.

RIDDOR – or the Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995 – place a legal duty on employers to notify and report some work-related accidents, diseases and dangerous occurrences.

These include, for example:

- deaths;
- major injuries;
- over-three-day injuries – where an employee or self-employed person is away from work or unable to work normally for more than three consecutive days;
- injuries to members of the public or people not at work where they are taken from the scene of an accident to hospital;
- some work-related diseases (using the F2508A report form);
- dangerous occurrences – where something happens that does not result in an injury, but could have done.

Corporate governance

The board is accountable to the company's shareholders for maintaining standards of corporate governance. The board considers that the company has complied throughout the accounting period with the provisions set out in Section 1 of the Combined Code.

The following is an explanation of how the company applies the Combined Code.

The board of directors

The board meets at least six times each year and more frequently where considered appropriate or where business needs require. In addition, meetings of the non executive directors are held when required. The board has a schedule of matters reserved for its decision and the requirement for board approval on these matters is communicated widely throughout the senior management of the group.

The board determines the group's strategic objectives and key policies, and approves the business plans for each group company, interim and final financial statements, recommendations of dividends, significant investment and major new business proposals, as well as significant organisational matters and corporate governance arrangements. The board is also responsible for establishing and reviewing the group's system of internal control and risk management, and reviewing at least annually its effectiveness. The roles of the board, the chairman and the chief executive are formally set out and agreed by the board. There are clear levels of delegated authority, which enable management to take decisions in the normal course of business.

During the year a formal performance evaluation of the board, its committees and its directors was undertaken. The process involved the completion by each director of both a self evaluation and an evaluation of the performance and effectiveness of the board as a whole and individual directors. Individual discussions between each director and the chairman, and meetings of the board and the non executive directors (including meetings without the chairman to appraise his performance) to consider issues arising from the evaluation process and to identify and implement appropriate action, were held. The evaluation concluded that the board and its committees operated effectively, and that each director demonstrated commitment to the role and performed effectively.

All new directors receive an induction on joining the board, including information about the company and their responsibilities, meetings with key managers, and visits to the company's operations. Briefings are provided to directors on relevant issues, including legislative, regulatory and financial reporting matters. Training is available to directors on, and subsequent to, their appointment to meet their particular requirements. There is an agreed procedure for directors to take independent professional advice at the company's expense in furtherance of their duties in relation to board or committee matters. Directors have access to the group company secretary who is responsible for ensuring that board procedures are followed. The directors receive full and timely access to all relevant information, including a monthly board pack of operational and financial reports. Direct access to key executives is encouraged. The company has directors' and officers' insurance in place.

The board comprises a chairman, two executive directors and five non executive directors. Ed Anderson, Kate Avery, Christopher Fisher and David Salkeld are considered by the board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgements. Richard Schmidt was previously an executive of the company. David Salkeld is the senior independent director. The roles of chairman and chief executive are separate and held by John Napier and Kevin Whiteman respectively. John Napier met the independence criteria of the Combined Code on his appointment, although he subsequently served in an interim executive capacity, which he relinquished in September 2002.

Any director appointed during the year is required, under the provisions of the company's articles of association, to retire and seek election by shareholders at the next annual general meeting. The articles of association of the company require each director to be subject to re-election at intervals of no more than three years.

The board has delegated certain authority to the following committees. Each committee has formal terms of reference, which are available on request from the company secretary or on the corporate governance section of the company's website at www.keldagroup.com.

Executive committee

Chaired by the chief executive and comprising the executive directors and the chairman, it has delegated authority to deal with specific matters remitted to it by the board.

Audit committee

Christopher Fisher is the chairman of the audit committee. The other members of the committee are Ed Anderson and Kate Avery, each of whom was appointed on 22 September 2005. All three members of the audit committee are independent non executive directors and each has sufficient recent and relevant financial experience to discharge his/her functions. Ken Jackson and Derek Roberts were members of the audit committee until their retirement from the board on 30 September 2005. The external auditor, the head of internal audit and the company secretary attend all meetings. The group finance director and group financial controller usually attend by invitation. The committee also meets with the external auditor without the presence of executive management when it considers it necessary or appropriate to do so. The committee chairman reports on the activities of the committee to the board meeting immediately following each committee meeting.

The audit committee's key tasks include:

- the review and monitoring of the integrity of the interim and annual financial statements;
- the review of the group's system of internal control, including financial, operational, compliance and risk management;
- overseeing the company's relationship with the external auditor, agree the nature and scope of the audit and review the independence and objectivity of the external auditor;
- the monitoring and reviewing of the effectiveness of the internal audit function.

In undertaking these tasks the committee receives and reviews work carried out by the internal and external auditors and their findings. Both the internal and external auditor work to an annual plan developed in consultation with the committee. In addition the committee reviews specific business areas and processes from time to time. In particular, during the year, the committee considered significant accounting policies in relation to the adoption of International Financial Reporting Standards.

The regular business of the audit committee includes consideration of reports on financial statements, audit planning, the activities of internal audit and its key findings, and the consideration of the operation of internal control processes. Additional matters considered during the year include a review of the system of internal control and risk management, the appointment and re-appointment of the external auditor, a review of the effectiveness of internal audit, and the adoption of International Financial Reporting Standards. The company has a policy for disclosure of malpractice, and the audit committee reviews the arrangements by which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The independence and objectivity of the external auditors is considered on a regular basis, with particular regard to the level of non audit fees.

The company has adopted an auditor independence policy which establishes procedures and guidance under which the company's relationship with its external auditor is governed so that the audit committee is able to satisfy itself that there are no factors which may, or may be seen to, impinge upon the independence and objectivity of the audit process.

The key features of the policy are:

- clear accountability of the auditor to the audit committee and the chairman of the board of the company;
- the audit committee considers annually its recommendation to re-appoint the auditor;
- the auditor is required to disclose the safeguards and steps taken to ensure independence and objectivity;
- rotation of audit partners and appropriate restrictions on appointment of employees of the auditor;
- specific restrictions and procedures in relation to the allocation of non audit work to the auditor. These include categories of work which cannot be allocated to the auditor, and categories of work which may be allocated to the auditor, subject to certain provisions as to materiality, nature of the work, or the approval of the audit committee. At each of its meetings the audit committee receives a report of the fees paid to the auditor in all capacities.

The split between audit and non audit fees for the year to 31 March 2006 appears at Note 4 to the financial statements. The non audit fees were paid in relation to taxation services including, exceptionally, £0.4m for the provision of advice in connection with the conditional sale of Aquarion, which was of a one-off nature. The amount and nature of non audit fees are considered by the committee not to affect the independence or objectivity of the external auditor.

Remuneration committee

Details of the membership and role of the remuneration committee are included in the directors' remuneration report on page 38.

Nomination committee

John Napier is chairman of the nomination committee. The other members are Kate Avery, Ed Anderson, Christopher Fisher and David Salkeld. Ken Jackson and Derek Roberts were members of the committee until their retirement on 30 September 2005.

The main functions of the committee are:

- to review the structure, size and composition of the board, the audit committee and the remuneration committee and make recommendations to the board with regard to necessary adjustments;
- to prepare a role and capabilities statement for the appointment of a chairman and to identify and nominate candidates for the approval of the board;
- to provide advice and recommendations to the board in respect of appointments of other directors.

The nomination committee meets at least annually to discharge such of these functions as may be required.

Kate Avery and Ed Anderson were appointed by the board as non executive directors on 1 June 2005. Candidates were identified with the assistance of independent search consultants. The nomination committee met to consider applicants and to develop a recommendation to the board.

Corporate social responsibility committee

John Napier is chairman of the corporate social responsibility committee, and Kevin Whiteman is a member of it. Roger Hyde, a non executive director of Yorkshire Water, is also a member of the committee. He was formerly the Head of the Environment Agency, North East Region. The committee recommends to the board appropriate corporate social responsibility policies and procedures. It is responsible for the publication of the corporate social responsibility review which is available on the internet at www.keldagroup.com.

Board attendance

The table below shows the number of meetings of the board, audit, remuneration and nomination committees attended by each director, out of possible attendances.

	Board	Audit	Remuneration	Nomination
John Napier	8/8	–	–	3/3
Ed Anderson	6/6	3/3	–	1/1
Kate Avery	5/6	3/3	2/2	1/1
Christopher Fisher	8/8	4/4	2/2	3/3
Ken Jackson	3/4	1/2	–	2/2
Derek Roberts	4/4	2/2	–	2/2
David Salkeld	8/8	–	2/2	3/3
Richard Schmidt	8/8	–	–	–
Martin Towers	8/8	–	–	–
Kevin Whiteman	8/8	–	–	–

Communication with shareholders
Shareholders have direct access to the company via the investor relations section of its website at www.keldagroup.com and its free shareholder information telephone service. The website is updated with all announcements and presentations, and contains investor relations information which is updated regularly.

There is regular dialogue with individual institutional shareholders as well as general presentations after the interim and preliminary results. All shareholders have the opportunity to put questions at the company's annual general meeting and the company will make a presentation at the meeting to highlight the key business developments. The chairmen of the audit, remuneration and nominations committees will be available to answer questions at the annual general meeting to be held on 25 July 2006.

The board receives reports from executive directors following meetings with investors. Formal reports of investor feedback are presented to the board following the interim and annual results presentations. An investor relations report is presented to the board each month.

Internal control
The board is responsible for the group's system of internal control and for reviewing its effectiveness. An ongoing process, in accordance with the guidance of the Turnbull Committee on Internal Control, has been established for identifying, evaluating and managing the significant risks faced by the group and this has been in place for the year under review and up to the date of approval of the annual report and accounts. Strategic, financial, commercial, operational, and social, environmental and ethical risks fall within the scope of this process. The process is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, not absolute, assurance against material misstatement or loss. During the financial year, material joint ventures have been dealt with as part of the group for the purposes of applying the guidance.

The group has comprehensive and well defined control policies with clear structures, delegated authority levels and accountabilities. There is a group procedure governing appraisal and approval of business development and investment expenditure. Post completion reviews are required on significant business development projects and material investment expenditure.

The group's risk management process aims to be comprehensive, systematic and continuous, and based on constant monitoring of business risk. The key features of the process include the following:

- The main risks facing the group are identified and recorded in a strategic risk register together with the control mechanisms applicable to each risk. These are collated from risk registers maintained by individual businesses.
- There is clear allocation of management responsibility for risk identification, recording, analysis and control.
- The audit committee generally meets four times each year and reviews the effectiveness of the systems which are in place and reports to the board.
- A risk management forum, chaired by the group financial controller, has been established with formal terms of reference comprising senior management from key disciplines and operating companies. It advises and assists operational managing directors and the board on the implementation of the risk management process and monitors risk on behalf of the board. It reports to the audit committee.
- Business units are required to report annually on principal business risks and the operation of control mechanisms.
- The internal audit department provides objective assurance and advice on risk management and control, and monitors the risk management process.

The audit committee reviews and monitors the effectiveness of the process on behalf of the board. During the year the audit committee undertook a detailed review of the process. As a result, a more detailed process for evaluation and prioritisation of risks has been adopted, involving specific measures of potential impact and likelihood of risks arising.

In addition to this process, businesses are subject to: a quarterly comprehensive review by the executive team; independent internal and external audits which are reported to the executive team and the audit committee; an extensive budget and target setting process; a quarterly reporting and forecasting process reviewing performance against agreed objectives; appropriate delegated authority levels; established financial policies and procedures; and other risk management policies and procedures such as health and safety and environmental policies.

The board confirms that it has reviewed the effectiveness of the system of internal control. It has received the reports of the audit committee and has conducted a formal annual review covering all controls including financial, operational, compliance and risk management, in accordance with the Internal Control: Guidance for Directors on the Combined Code issued in September 1999 and updated in October 2005. Following its review the board determined that it was not aware of any significant deficiency or material weakness in the system of internal control.

The members of the remuneration committee are David Salkeld who chairs it, Kate Avery and Christopher Fisher. Derek Roberts and Ken Jackson were members of the committee until their retirement on 30 September 2005. All members of the committee are regarded by the company as independent. John Napier and Kevin Whiteman have provided advice to the committee. For guidance in recommending remuneration packages, the remuneration committee uses published surveys carried out by remuneration consultants, as well as internal research, together with other ad hoc projects to support the objective of ensuring competitive and sustainable remuneration. New Bridge Street Consultants advise the company and the remuneration committee on a variety of remuneration related issues. The company does not use New Bridge Street Consultants in any capacity other than as an independent adviser on remuneration and employee share scheme matters.

The terms of reference of the remuneration committee are available on request from the company secretary or on the corporate governance section of the company's website, at www.keldagroup.com/corporate governance. The committee makes recommendations to the board on the framework of executive remuneration, and its cost. It determines the remuneration and conditions of employment of the chairman, executive directors and the next most senior category of executives, including the terms of any compensation in the event of early termination of an executive director's contract. It also operates the company's long term incentive plan. In determining the remuneration of executive directors and other senior executives, the committee also takes into account level of remuneration and pay awards made generally to employees of the group.

Statement of policy

The company's policy is to establish remuneration packages which enable the company to attract, retain and motivate people with the skills and experience necessary to lead and manage a business of Kelda's size and complexity. Remuneration packages should be aligned with the interests of the company's stakeholders, in particular its shareholders and customers.

In recommending remuneration packages, the remuneration committee follows the principle of recognition of the individual's contribution to the business. The company intends that remuneration packages continue to be developed to enable executive directors to receive remuneration which is positioned in the upper quartile of the market for upper quartile performance, compared to relevant market and industry comparators and taking into account individual performance, responsibilities and experience. Accordingly, a significant proportion of directors' remuneration is performance related through annual and long term incentive plan awards. Further details of the proportions are included in the sections below and in the directors' emoluments table on page 40. The design of the total remuneration package is intended to achieve a weighting of each component to ensure that above average remuneration is available through performance related elements rather than base salary.

The company treats remuneration strategy and its people resource as key components in delivering its vision to the shareholders of Kelda and to the customers of the group's businesses. At the same time, the company recognises fully the sensitivities of such matters and the need for due care and attention to be taken when considering such issues.

Executive directors

The current remuneration package for each executive director comprises the following:

Annual salary and benefits

The annual salary for each executive director is reviewed each year. The review takes into account relevant market comparators and the individual responsibilities and experience of each director. Benefits in kind include a car and health insurance. Base salary is pensionable.

Annual incentive scheme

During the 2005/06 financial year, each executive director had the opportunity to earn an annual incentive award of up to 60% of their salary. Any bonus payment is made in June based on performance in the year ending on the preceding 31 March. Awards are entirely performance related. At the start of the financial year, the board sets challenging financial and operational performance targets. When determining the actual incentive award, the remuneration committee considers overall group performance including financial performance, regulatory performance including published Ofwat measures, and individual performance. Incentive payments at the higher end of the range are payable only for demonstrably superior company and individual performance. Annual incentive payments are not pensionable.

Long term incentive plan (LTIP)

Under the plan, executive directors may receive, at the discretion of the remuneration committee, a conditional award of Kelda Group plc shares each year, with a value of up to 80% of base salary. The proportion of the award to be vested in the participants after a period of three years will depend upon the company's performance in terms of total shareholder return (i.e. share price movements and reinvested dividends) during the three year period, relative to a comparator group of companies. The total shareholder return of the company is considered by the remuneration committee to be the most appropriate measure by which the interests of the executives can be aligned with those of the shareholders. It is calculated by an independent consultant and compared with and ranked against the comparator group. Vesting of 70% of the award is determined by a reference to the company's ranking against a group of UK listed companies which own and operate regulated water and waste water companies and whose characteristics are considered by the remuneration committee most similar to those of the company. The companies in the comparator group during the period under review were AWG plc, Bristol Water plc, Dee Valley Water plc, Pennon Group plc, Severn Trent plc and United Utilities plc. Following the agreed offer for Bristol Water plc, the remuneration committee has resolved to exclude it from the comparator group and to replace it with Northumbrian Water Group plc in respect of awards made after April 2006. Vesting of the remaining 30% of the award is determined by reference to the constituents of the FTSE 350 index on the date of grant (excluding investment trusts). The remuneration committee believes that the constituents of the comparator group provide the most appropriate comparison for the company's performance but keeps this mix of components under continuous review.

In respect of the 70% of the award determined by reference to the six listed water companies, no shares will vest unless Kelda is ranked at least median, when 30% will vest. Full vesting will require top ranking and, if Kelda is ranked between median and top position, between 30% and 100% of the shares will vest depending on how close Kelda's total shareholder return is to the first and fourth companies.

In respect of the 30% of the award determined by reference to FTSE 350, no shares will vest unless Kelda is ranked at least median. 30% will vest at median, and 100% will vest if Kelda is in the top 20% of companies, with pro-rata vesting based on ranking position for intermediate performance.

Irrespective of the total shareholder return performance, no shares will vest unless the remuneration committee is satisfied that Kelda's underlying financial performance has been satisfactory over the performance period, taking into account the company's circumstances, including the regulatory regime in place over the period, and the committee can scale back vesting to any extent considered appropriate in the light of the company's financial performance.

The rules of the plan provide for early vesting of awards in cessation of employment in certain circumstances, such as death, disability, redundancy, retirement at expected retirement age and business transfer. Early vesting is subject to the same performance conditions as apply to vesting at the end of a three year performance period. On early vesting, the number of shares vested is reduced pro-rata to the number of days of the performance period in which the director was in office.

No benefits under the plan are pensionable.

Non executive directors

The chairman of the board is paid an annual fee of £165,000. Non executive directors are paid a base fee of £30,000 per annum. In addition, the chairman of the audit committee and the chairman of the remuneration committee are paid fees of £7,500 per annum and £5,000 per annum respectively. Derek Roberts also received fees of £20,000 as chairman of Kelda Group Pension Trustees Limited from which he retired on 31 December 2005. Christopher Fisher received fees of £16,000 from Yorkshire Water Services Limited, in his capacity as a non executive director of that company. The fees of non executive directors are determined by the board taking account of responsibilities and time commitments and of fee levels in comparable companies. The non executive directors do not participate in the annual incentive scheme, the LTIP or group pension plan.

Service contracts

The company's policy on the duration of contracts with executive directors, is that they should not normally be of fixed duration, should be subject to twelve months' notice by the company and six months' notice by the director. The notice periods have been selected to be consistent with current corporate governance best practice. Termination payments are made in accordance with the terms of the contract.

Service contracts do not generally contain payment in lieu of notice clauses, and terminate automatically on retirement.

The company's policy in respect of non executive directors is to make appointments generally of three years' duration, the terms of which do not contain any express provision for notice periods or termination payments in the event of early termination of their appointment. Appointments may be renewed by mutual agreement for up to two further three year periods.

Kevin Whiteman and Martin Towers entered into service agreements with the company on 2 September 2002 and 12 February 2003, respectively. The contracts are not of fixed duration and each provide for notice periods of twelve months by the company and six months by the director. The agreements do not contain any specific provision for compensation payable on early termination, and any termination payment would be calculated to take account of the contractual notice period and any annual incentive payment which would have been paid, subject to the achievement of performance objectives, and taking into account the period actually worked.

John Napier's current appointment as chairman of the board of Kelda Group plc took effect on 2 September 2005 and is for a three year term. The terms of appointment do not contain any provisions for notice periods or for compensation in the event of early termination.

Christopher Fisher's appointment took effect on 30 June 2003 for a period of three years. The board has resolved to re-appoint him for a further period of three years with effect from 30 June 2006. David Salkeld's current appointment is with effect from 2 October 2003 for a period of three years. Each of Ed Anderson's and Kate Avery's appointments took effect on 1 June 2005 and is for a period of three years. Richard Schmidt's appointment is not for a fixed duration. The terms of appointment do not contain any provisions for notice periods or for compensation in the event of early termination.

Executive directors' service contracts, and non executive directors' terms and conditions of appointment are available for inspection at the company's registered office, and will be available for 15 minutes prior to the annual general meeting and during the meeting.

Total shareholder return – Value (£)
Source: Thomson Financial


350
300
250
200
150
100
50
0
31 Mar 01
31 Mar 02
31 Mar 03
31 Mar 04
31 Mar 05
31 Mar 06
— Kelda Group
— FTSE 350 Index (excluding Investment Companies)

This graph shows the value, by the end of March 2006, of £100 invested in Kelda Group on 31 March 2001 compared with the value of £100 invested in the FTSE 350 Index (excluding Investment Companies). The other points plotted are the values at intervening financial year ends. The FTSE 350 Index has been selected as a sufficiently broad market index which is most comparable to the company, and which includes part of the comparator group under the company's long term incentive plan.

The following sections of the remuneration report, with the exception of the table of directors' beneficial interests in shares, have been audited.

Directors' emoluments

	Salary/fees £000	Annual bonus £000	Benefits in kind £000	Termination payment £000	**Total emoluments 2006 £000**	Total emoluments 2005 £000
Chairman						
J A Napier	165	–	16	–	**181**	172
Executive directors						
M G Towers	181	87	15	–	**283**	261
K I Whiteman	325	195	29	–	**549**	523
Non executive directors						
D J Salkeld	35	–	–	–	**35**	35
C C Fisher	54	–	–	–	**54**	46
R K Schmidt	30	–	–	–	**30**	32
C R R Avery (Appointed 01.06.05)	25	–	–	–	**25**	
E J S Anderson (Appointed 01.06.05)	25	–	–	–	**25**	
K Jackson (Retired 30.09.05)	15	–	–	–	**15**	31
D F Roberts (Retired 30.09.05)	35	–	–	–	**35**	56
Totals	890	282	60	–	**1,232**	1,156

Pensions

Kevin Whiteman and Martin Towers were members of defined benefit pension arrangements provided by the company during the year.

The main features of the Kelda Group Pension Plan (KGPP) applicable to executive directors are:

i) a normal retirement age of 60;

ii) an accrual rate of 1/30 per year of pensionable service;

iii) four times pensionable pay for death in service;

iv) spouse's pension on death.

The company has additional contractual commitments to provide pension benefits to certain executives in respect of their earnings over the HM Revenue & Customs earnings cap in force before 6 April 2006. These additional benefits are currently provided through an unfunded 'unapproved' arrangement.

On 6 April 2006 (A Day) a new tax regime applicable to pension schemes came into force. The new regime allows more flexibility in the accrual and payment of members' benefits whilst still preserving the favourable tax treatment which applied to schemes approved for tax purposes by HM Revenue & Customs before A Day.

In some cases, the new regime will allow KGPP executive members the possibility of accruing higher benefits in the KGPP whilst still receiving preferential tax treatment. In order to take advantage of this new flexibility, KGPP executive members have been given the option of accruing these benefits either on a funded basis under the KGPP or continuing to receive pension rights on an unfunded basis under the unapproved arrangement. The new arrangements will not affect the overall benefits to the member, or increase the cost to the company.

The company has made separate accounting provision for unfunded liabilities under the unapproved arrangement. The figures below include the funded element of the company's pension provision only. For details of the unfunded liabilities, please refer to note 22.

Pension entitlements and corresponding transfer values increased as follows during the year (£):

	Total accrued pension at 31/3/06	Total accrued pension at 31/3/05	Increase in accrued pension net of inflation	Transfer value of net increase in accrual over period	Transfer value of accrued pension at 31/3/05	Transfer value of accrued pension at 31/3/06	Total change in transfer value during period	Director's contributions
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)
M G Towers	18,921	12,465	6,181	82,083	155,389	284,488	118,242	10,857
K I Whiteman	84,425	67,067	15,883	192,025	724,463	1,105,117	364,814	15,840

i) Pension accruals shown are the amounts that would be paid annually on retirement at age 60 based on service to the year end.

ii) Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.

iii) The transfer value of the net increase in pension (4) represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year end. It is based on the accrued pension increase (3) and is calculated after deducting the director's contribution.

iv) The change in the transfer value (7) includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director's contribution.

v) Voluntary contributions paid by directors and resulting benefits are not shown.

Directors' shareholdings

The beneficial interests of the directors, who held office at the end of the year, and their immediate families in the ordinary shares of the company as at 31 March 2006 and at the beginning of the year (or date of appointment where later) are set out below:

	At 31 March 06	At 1 April 05
Chairman		
J A Napier	**30,000**	30,000
Executive directors		
M G Towers	**–**	–
K I Whiteman	**32,849**	25,017
Non executive directors		
E J S Anderson (appointed 01.06.05)	**–**	–
C R R Avery (appointed 01.06.05)	**4,766**	–
C C Fisher	**5,000**	2,000
D J Salkeld	**–**	–
R K Schmidt	**7,676**	–
K Jackson (retired 30.09.05)	**–**	–
D F Roberts (retired 30.09.05)	**1,973**	1,973

David Salkeld purchased 10,000 ordinary shares on 26 May 2006.

In addition to the above beneficial interests in the company's shares, the executive directors are regarded for Companies Act purposes as being interested in 2,947,812 ordinary shares of the company held by an employee share ownership trust (ESOT).

All employees (including executive directors) are potential beneficiaries of the trust, the purposes of which is to provide shares to satisfy options under the company's save-as-you-earn share option scheme and grants made pursuant to the long term incentive plan.

It is not anticipated that any employee or executive director will be entitled to receive from the trust a greater number of shares than that to which they are entitled on exercise of options granted to them under the share option scheme or the vesting of awards pursuant to the long term incentive plan.

There have not been any changes to the shareholding or options of the directors between 31 March 2006 and 24 May 2006.

Directors' share options

In common with all eligible employees of the group, executive directors are entitled to participate in the company's Inland Revenue approved save-as-you-earn share option scheme. The options are not subject to performance conditions since this is an all-employee scheme to which performance targets are not applied. The interest of directors in particular issues under the scheme are:

	At 1 April 2005	Granted during year	Exercised during year	Lapsed during year	At 31 March 2006	Exercise price (p)	Market price at date of exercise (p)	Date options exercisable	Date options expire
M G Towers	2,016	–	–	–	2,016	366.0	–	01.03.07	31.08.07
M G Towers	411	–	–	–	411	461.0	–	01.03.08	31.08.08

The market price of the shares subject to these options at 31 March 2006 was 788.5p (2005: 598.00p) and has ranged from 598.5p to 821.0p during the year. The aggregate gain on the exercise of share options during the year was £nil (2005: £nil).

Long term incentive plan

Interest of the directors in the plan are:

	At 1 April 2005	Date awarded	Market price at date of award (p)	Granted during year	Vested 28 June 2005	Lapsed during year	At 31 March 2006	Earliest vesting date
M G Towers	25,742	03.09.03	404.00	–	–	–	25,742	02.09.06
M G Towers	19,672	28.05.04	489.25	–	–	–	19,672	28.05.07
M G Towers	–	02.06.05	654.00	13,834	–	–	13,834	01.06.08
R K Schmidt	21,993	12.06.02	436.00	–	15,834	6,159	–	11.06.05
K I Whiteman	16,514	12.06.02	436.00	–	11,890	4,624	–	11.06.05
	51,485	03.09.03	404.00	–	–	–	51,485	02.09.06
	41,492	28.05.04	489.25	–	–	–	41,492	27.05.07
	–	02.06.05	654.00	39,755	–	–	39,755	01.06.08

The performance condition applicable to the Vested Shares were as described on pages 38 and 39.

In addition to the Vested Shares 1,383 Dividend Shares were transferred to Kevin Whiteman and 1,842 Dividend Shares were transferred to Richard Schmidt in accordance with the rules of the Kelda Group Long Term Incentive Plan.

The market price on 28 June 2005 was 682.5p.

The market price of the shares on 24 May 2006 was 763.0p. The aggregate value of shares vesting during the year was £188,662 (2005: £306,799).

By order of the board

Philip Hudson
Group company secretary
24 May 2006

Directors' responsibilities

Statement of directors' responsibilities

The directors are required by the Companies Act 1985 to prepare accounts which give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year and of the profit or loss of the group for the financial year.

In preparing the accounts of the company and of the group, the directors confirm that they have:

i) selected and consistently applied appropriate accounting policies;

ii) made reasonable and prudent estimates and judgements, where appropriate;

iii) followed applicable accounting standards; and

iv) prepared the accounts on a going concern basis.

The directors are responsible for ensuring that the company and its subsidiary undertakings keep accounting records which disclose, with reasonable accuracy, the financial position of the company and the group and which enable them to ensure that the accounts comply with the Companies Act 1985. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of both the company and the group and to prevent and detect fraud and other irregularities.

In addition, the directors are responsible for the preparation of the directors' renumeration report in accordance with the relevant legislation and other requirements.

The above statement, which should be read in conjunction with the report of the auditors, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

Auditor's report on group financial statements

Independent auditor's report to the members of Kelda Group plc

We have audited the group financial statements of Kelda Group plc for the year ended 31 March 2006 which comprise the group income statement, statement of group recognised income and expense, group balance sheet, group cash flow statement and the related notes 1 to 31. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Kelda Group plc for the year ended 31 March 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual report and the group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRS) as adopted by the European Union as set out in the statement of directors' responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view, the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and the information given in the directors' report is consistent with the financial statements. The information given in the director's report includes that specific information presented in the business review that is cross-referred from the business review section of the director's report.

We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited group financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, chairman's statement, chief executive's review, business review, corporate governance statement and corporate social responsibility report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 March 2006 and of its profit for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the group financial statements.

In our opinion the group financial statements give a true and fair view, in accordance with IFRSs, of the state of the group's affairs as at 31 March 2006 and of its profit for the year then ended.

Ernst & Young LLP
Registered auditor
Leeds
24 May 2006

Financial statements

Contents

Group income statement

Year ended 31 March 2006

	Note	2006 £m	2005 (restated) £m
Turnover: group and share of associates and joint ventures	3	825.4	714.0
Share of associates' and joint ventures' turnover		(46.0)	(43.2)
Group turnover		779.4	670.8
Operating costs (before exceptional items)	4	(464.9)	(392.5)
Exceptional items	5	–	(6.3)
Group operating profit before share of associates and joint ventures		314.5	272.0
Share of associates' and joint ventures' profit after tax		0.9	2.1
Group operating profit from continuing operations	3	315.4	274.1
Investment income	7	51.2	56.0
Finance costs	7	(142.3)	(139.4)
Profit from continuing operations before taxation		224.3	190.7
Taxation on profit on ordinary activities	8	(65.4)	(54.7)
Profit for the year from continuing operations		158.9	136.0
Profit for the year from operations to be discontinued	9	15.2	14.2
Profit for the year attributable to shareholders		174.1	150.2
Basic earnings per share on profit for the year	11	46.9p	40.5p
Adjusted earnings per share on profit for the year	11	46.9p	42.6p
Adjusted earnings per share (excluding deferred tax) on profit for the year	11	54.0p	52.1p
Diluted earnings per share on profit for the year	11	46.8p	40.4p
Basic earnings per share from continuing operations (see note 9)		42.8p	36.7p
Diluted earnings per share from continuing operations (see note 9)		42.7p	36.6p

Statement of group recognised income and expense

Year ended 31 March 2006

	Note	2006 £m	2005 £m
Profit for the year attributable to shareholders		174.1	150.2
(Losses)/gains on cash flow hedges taken to equity	25	(2.7)	3.3
Exchange differences on retranslation of foreign operations		15.6	(5.0)
Actuarial gains in respect of defined benefit pension and other post-retirement benefits	22	9.5	7.7
Tax on items taken directly to equity		(1.5)	(2.8)
Other		(3.1)	–
Total recognised income and expense for the year		191.9	153.4

Group balance sheet

At 31 March 2006

	Notes	2006 £m	2005 (restated) £m
Non-current assets			
Intangible assets	12	**15.0**	209.0
Property, plant and equipment	13	**3,798.6**	3,991.2
Investments in associated undertakings and joint ventures	14	**1.8**	1.3
Loans to associated undertakings and joint ventures	14	**18.7**	21.2
Financial assets	15	**-**	32.4
		3,834.1	4,255.1
Current assets			
Inventories	16	**0.5**	0.7
Trade and other receivables	17	**181.5**	185.0
Tax debtor		**6.3**	3.5
Cash and cash equivalents	18	**82.7**	167.1
Financial assets	15	**27.8**	-
		298.8	356.3
Assets classified as held for sale	9	**658.6**	-
Total assets		**4,791.5**	4,611.4
Current liabilities			
Trade and other payables	19	**(266.0)**	(250.5)
Tax liabilities		**(36.5)**	(27.2)
Short term borrowings	18	**(458.8)**	(33.4)
		(761.3)	(311.1)
Non-current liabilities			
Long term borrowings	18	**(1,486.8)**	(1,949.6)
Long term payables	19	**(175.4)**	(232.2)
Provisions for other liabilities	20	**(3.4)**	(3.1)
Deferred tax liabilities	21	**(577.2)**	(568.6)
Retirement benefits obligation	22	**(62.1)**	(103.8)
		(2,304.9)	(2,857.3)
Liabilities directly associated with assets classified as held for sale	9	**(268.3)**	-
Total liabilities		**(3,334.5)**	(3,168.4)
Net assets		**1,457.0**	1,443.0
Capital and reserves			
Called up share capital	23	**57.0**	58.4
Share premium account	24	**16.7**	16.7
Capital redemption reserve	24	**146.7**	145.3
Treasury shares	24	**(9.8)**	(13.4)
Hedging reserve	24	**(9.4)**	(7.5)
Translation reserve	24	**10.6**	(5.0)
Share-based payment reserve	24	**3.3**	1.6
Profit and loss account	24	**1,241.9**	1,246.9
Net equity		**1,457.0**	1,443.0

Approved by the board of directors on 24 May 2006 and signed on their behalf by:

Martin Towers, Group finance director

Group cash flow statement

Year ended 31 March 2006

	2006 £m	2005 £m
Group operating profit from continuing operations	**314.5**	272.0
Operating profit from operations to be discontinued	**32.8**	25.6
Depreciation	**143.6**	138.8
Release of grants and contributions	**(3.2)**	(3.3)
Exchange rate and other adjustments	**(18.0)**	10.4
Decrease in inventories	**0.2**	0.1
(Increase)/decrease in trade and other receivables	**(17.3)**	2.1
Increase in trade and other payables	**9.9**	13.4
Cash generated by operations	**462.5**	459.1
Income taxes paid	**(38.5)**	(4.0)
Interest paid	**(122.4)**	(111.6)
Net cash inflow from operating activities	**301.6**	343.5
Investing activities		
Interest received	**16.1**	21.0
Dividends received from associates and joint ventures	**0.3**	1.5
Loans to associates and joint ventures	**2.5**	(6.5)
Proceeds on disposals of fixed assets	**0.1**	0.2
Purchases of property, plant and equipment	**(331.9)**	(342.6)
Capital grants and contributions	**32.3**	22.0
Purchase of intangible assets	**(0.9)**	(0.4)
Net cash used in investing activities	**(281.5)**	(304.8)
Financing activities		
Dividends paid	**(109.4)**	(100.3)
Increase in/(repayment of) borrowings	**101.0**	(21.6)
Repayment of capital element of finance leases and hire purchase agreements	**(9.3)**	(6.9)
Share re-purchase	**(72.9)**	–
Increase/(decrease) in overdrafts	**1.2**	(6.0)
Net cash used in financing activities	**(89.4)**	(134.8)
Net decrease in cash and cash equivalents	**(69.3)**	(96.1)
Cash and cash equivalents at the beginning of the year	**167.1**	263.8
Effect of foreign exchange rate changes on cash and cash equivalents	**1.1**	(0.6)
Cash and cash equivalents at the end of the year	**98.9**	167.1

Notes to the group accounts

Year ended 31 March 2006

1. Authorisation of financial statements and statement of compliance

The group's financial statements for the year ended 31 March 2006 were authorised for issue by the board of directors on 24 May 2006 and the balance sheet was authorised on the board's behalf by Martin Towers, Group Finance Director. Kelda Group plc is a public limited company incorporated and domiciled in England and Wales. The company's ordinary shares are traded on the London Stock Exchange.

The group's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The principal accounting policies adopted by the group are set out in note 2.

2. Group accounting policies under IFRS

A. Basis of preparation

Basis of accounting

The restated financial information for the year to 31 March 2005, the opening balance sheet at 1 April 2005 and the financial statements for the year ended 31 March 2006 have been prepared in accordance with International Accounting Standards (IAS) and IFRS issued by the International Accounting Standards Board adopted for use in the European Union.

The financial statements of the group are prepared under the historical cost convention except for certain derivative financial instruments that have been measured at fair value. The date of transition from accounting under UK GAAP to accounting under IFRS is 1 April 2004.

First time adoption of IFRS

In general the group is required to apply its accounting policies determined under IFRS fully retrospectively to determine the opening IFRS balance sheet. In order to ease the transition to IFRS the accounting standard IFRS1 'First-time Adoption of International Financial Reporting Standards' includes several exceptions to this principle, some of which are mandatory and some permissive. In preparing these initial statements the group has applied the following exemptions to the restatement of historical data:

(a) Business combinations: The group has chosen not to restate business combinations prior to the transition date on an IFRS basis.

(b) Employee benefits: All cumulative actuarial gains and losses have been recognised in equity at the transition date.

(c) Cumulative translation differences: One of the requirements of IAS21 'The Effects of Changes in Foreign Exchange Rates' is that on disposal of an operation, the cumulative amount of exchange differences previously recognised directly in equity for that foreign operation are to be transferred to the income statement as part of the profit or loss on disposal. The group has adopted the exemption allowing these cumulative translation differences to be reset to zero at the transition date.

(d) Share-based payments: The group has chosen to adopt the exemption to apply IFRS2 'Share-based Payments' only to equity settled awards granted after 7 November 2002 and not fully vested before 1 January 2005.

(e) Infrastructure assets: The group has adopted the option to restate infrastructure assets to use the fair value as the deemed historic cost in the balance sheet.

To enhance comparability, the group has chosen to adopt IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' with effect from 1 April 2004 and has not elected to defer application of these standards to 1 April 2005.

Basis of consolidation

The group financial statements consolidate the financial statements of Kelda Group plc, its subsidiaries, associates and joint ventures. The results of undertakings acquired or sold are consolidated for the periods from the date of acquisition or up to the date of disposal. Acquisitions are accounted for under the purchase method of accounting.

B. Accounting policies

A summary of the principal accounting policies, which have been consistently applied throughout the year and the preceding year, is set out below.

Foreign currencies

In the accounts of the group's companies, individual transactions denominated in foreign currencies are translated into local currency at the actual exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into local currency at the rates ruling at the balance sheet date, or if appropriate, at the forward exchange rate. Profits and losses on both individual foreign currency transactions during the year and monetary assets and liabilities are dealt with in the income statement.

Differences on foreign currency borrowings that provide a hedge against a net investment in a foreign operation are taken directly to equity until the disposal of the net investment, at which time they are recognised in the consolidated income statement. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation shall be recognised in the income statement.

On consolidation, the income statements of the overseas subsidiaries are translated at the average exchange rates for the year and the balance sheets at the exchange rates at the balance sheet date. The exchange differences arising as a result of translating income statements at average rates and restating opening net assets at closing rates are taken to the translation reserve. Exchange differences on foreign currency borrowings are taken to reserves to the extent that they provide an effective hedge of the exchange differences arising on net investments in foreign subsidiaries.

Goodwill arising on the acquisition of an overseas subsidiary, associate or joint venture is calculated using exchange rates applicable at the date of acquisition and is subsequently re-translated at each balance sheet date.

Revenue

Provision of services

Revenue comprises charges to customers for water, waste water and environmental services, excluding value added tax, together with the proceeds from the sale of commercial and residential properties to third parties. Revenue excludes inter-company sales.

Revenue is not recognised until the service has been provided to the customer. Revenue relates to charges due in the year, excluding any amounts paid in advance. Revenue for measured water charges includes amounts billed plus an estimation of the amounts unbilled at the year end. The accrual is estimated using a defined methodology based upon daily average water consumption, which is calculated based upon historical billing information.

Interest

Revenue is recognised as the interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Revenue is recognised when the shareholders' right to receive the revenue is established.

Rental income

Rental income arising on investment properties is accounted for on a straight line basis over the lease term on ongoing leases.

Research and development expenditure

Research expenditure is written off in the income statement in the year in which it is incurred.

Development expenditure is charged to the income statement except where the expenditure meets the criteria for recognition as an internally generated intangible asset as outlined in IAS 38 'Intangible Assets'. Where the recognition criteria are met, intangible assets are capitalised and amortised over their useful economic lives from launch.

Taxation

Current tax

Current tax for the current and prior periods is, to the extent unpaid, recognised as a liability. If the amount already paid in respect of the current and prior periods exceeds the amount payable, the excess is recognised as an asset. The benefits relating to a tax loss that can be carried back to recover current tax of a previous period are held as an asset.

Deferred tax

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- where the deferred income tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Goodwill

Goodwill is the excess of the fair value of the consideration paid for a business or an associate over the fair value of the identifiable assets and liabilities acquired. Goodwill is capitalised and subject to an impairment review, both annually and when there are indications that the carrying value may not be recoverable. Prior to 1 April 2004, goodwill was amortised over its estimated useful life; such amortisation ceased on 31 March 2004.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount is less than the carrying amount, an impairment loss is recognised. When an entity is disposed of, any goodwill associated with it is included in the carrying amount of the operation when determining the gain or loss on disposal.

Other intangible assets comprise capitalised bid costs on contracts won within the group. Costs are capitalised from the date a group company is named as preferred bidder and then amortised over the shorter of the life of the contract or the period to the first renewal date.

If preferred bidder status is withdrawn, capitalised costs will be written off immediately.

Property plant and equipment

Tangible assets, including infrastructure assets, are included at cost less accumulated depreciation and any provision for impairment. Finance costs incurred in respect of the construction of tangible fixed assets are not capitalised.

Freehold land is not depreciated. Depreciation is charged on tangible fixed assets on a straight line basis over their estimated useful economic lives, or the estimated useful economic lives of their individual major components, from the date of commissioning.

Useful economic lives are principally as follows:

Buildings	25 – 60 years
Fixed plant	5 – 40 years
Vehicles, mobile plant and computers	3 – 10 years
Water mains and sewers	40 – 125 years
Earth banked dams and reservoirs	200 years

Assets in the course of construction are not depreciated until commissioned. The carrying values of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

In the UK regulated water services business, infrastructure assets comprise a network of systems being mains and sewers, impounding and pumped raw water storage, reservoirs, dams and sea outfalls. Prior to 1 April 2004, expenditure on infrastructure assets to increase capacity or enhance the network and to maintain the operating capability of the network base was treated as a fixed asset addition after deducting grants and contributions. This policy is not permitted under IAS 16. The opening balance for infrastructure assets was calculated with reference to the estimated fair value of the infrastructure network as a whole as the deemed historic cost. Subsequent expenditure will be classified as operating expenditure or capital and accounted for appropriately.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Borrowing costs

Borrowing costs are recognised as an expense when incurred in accordance with the benchmark accounting treatment under IAS 23.

Accounting for leases

(i) Finance leases

Assets which are financed by leasing agreements that transfer substantially all the risks and rewards of ownership to the lessee (finance leases) are capitalised in tangible fixed assets and the corresponding capital cost is shown as an obligation to the lessor in borrowings. Depreciation is generally charged to the income statement over the shorter of the estimated useful life and the term of the lease. If the operational life of an asset is longer than the lease term, and the agreement allows an extension to that term, the asset may be depreciated over its operational life. The capital element of lease payments reduces the obligation to the lessor and the interest element is charged to the income statement over the term of the lease in proportion to the capital amount outstanding.

(ii) Operating leases

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Lease payments are charged to the income statement on a straight line basis over the term of the lease.

Government grants and contributions

Government grants and contributions in respect of property, plant and equipment are deferred and credited to the income statement by instalments over the expected economic lives of the related assets. Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

Government grants and contributions received in respect of an item of expense during the year are recognised in the income statement on a systematic basis in line with the cost that it is intended to compensate.

Investments in associates

The group's interest in its associates, being those entities over which it has significant influence and which are neither subsidiaries nor joint ventures, are accounted for using the equity method of accounting. Under the equity method, the investment in an associate is carried in the balance sheet at cost plus post-acquisition changes in the group's share of net assets of the associate, less distributions received and less any impairment in value of individual investments. The group income statement reflects the share of the associates' results after tax.

Financial statements of associates are prepared for the same reporting period as the group. Where necessary, adjustments are made to bring the accounting policies used into line with those of the group.

Investments in joint ventures

The group has a number of contractual arrangements with third parties which represent joint ventures, these take the form of agreements to share control over other companies. The group recognises its interest in the entity's assets and liabilities using the equity method of accounting. Under the equity method, the interest in the joint venture is carried in the balance sheet at cost plus post-acquisition changes in the group's share of its net assets, less distributions received and less any impairment in the value of individual investments.

Financial statements of jointly controlled entities are prepared for the same reporting period as the group. Where necessary, adjustments are made to bring the accounting policies used into line with those of the group. The group ceases to use the equity method on the date from which it no longer has joint control over, or significant influence in, the joint venture.

Inventories
Stocks are stated at cost less any provision necessary to recognise damage and obsolescence. Work in progress is stated at the lower of cost and net realisable value. Cost includes labour, materials and an appropriate proportion of overheads.

Provisions
Provision is made for self insured claims incurred but not reported, and other known liabilities which exist at the year end as a result of a past event.

Financial instruments
Cash and cash equivalents
Cash equivalents are defined as including short term deposits with original maturity within 3 months. For the purposes of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents net of outstanding bank overdrafts held with the same bank where there is a legal right and intention to offset.

Trade receivables and payables
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. There is no intention to trade the receivables. Trade payables are not interest bearing and are stated at their nominal value.

Invoices for unmeasured water charges are due on predetermined dates, irrespective of date of receipt. Other trade receivables generally have 7 to 30 day payment terms. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Interest bearing loans and borrowings
All loans and borrowings are initially recognised at fair value less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses arising on re-purchase, settlement or otherwise cancellation of liabilities are recognised respectively in investment income and finance costs.

Investments
All investments are initially recorded at cost, being the fair value of the consideration given and including the acquisition charges associated with the investment. Investments are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at their fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available for sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period. Fair value changes arising from foreign exchange movements or from income receivable are recorded in the income statement for the period.

Derivative financial instruments
The group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the net profit and loss such that it is fully amortised by maturity.

In relation to cash flow hedges to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in net profit or loss.

When the hedged firm commitment results in the recognition of a non-monetary asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for special hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the effective portion of the hedge is recognised in equity and any gain or loss on the ineffective portion is recognised in the income statement. On disposal of the foreign operation the cumulative value of any gains or losses recognised directly in equity is transferred to the income statement.

Employee benefits

(a) Pension plans

(i) Defined contribution scheme

The group operates defined contribution schemes for those members of staff who are not members of its defined benefit scheme. Two are pension plans under which the group pays a fixed contribution into a separate entity which operates the schemes. The other provides the employees with a lump sum on retirement, with which they then invest in an annuity. Other than this contribution the group has no further legal or constructive obligation to make further contributions to the scheme.

Obligations for contributions to the scheme are recognised as an expense in the income statement in the period in which they arise.

(ii) Defined benefit scheme

The group operates defined benefit schemes in the UK and US. A defined benefit scheme is a pension plan under which the amount of pension benefit that an employee receives on retirement is defined by reference to factors including age, years of service and compensation.

The schemes are funded by payments, determined by periodic actuarial calculations agreed between the company and the trustees to trustee administered funds.

A liability or asset is recognised in the balance sheet in respect of the group's net obligations to the schemes calculated separately for each scheme. The liability represents the present value of the defined benefit obligations at the balance sheet date, less the fair value of the scheme assets and past service costs.

The defined benefit obligation represents the estimated amount of future benefits that employees have earned in return for their services in current and prior periods, discounted at a rate representing the yield on a high quality corporate bond at the balance sheet date, denominated in the same currency as the obligations and having the same terms to maturity as the related pension liability, applied to the estimated future cash outflows arising from these obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses at 1 April 2004, the date of transition to IFRS, have been recognised in the group's reserves. Actuarial gains and losses on experience adjustments and changes in actuarial assumptions that arise subsequent to 1 April 2004 are recognised in the period in which they arise directly in the statement of recognised income and expense.

(b) Equity settled share-based payments

The company operates a savings related share option scheme under which options have been granted to employees. The fair value of employee services rendered in exchange for the grant of options is recognised as an expense in the income statement with a corresponding credit to equity.

The total amount which is expensed over the specified period until the options can be exercised (the vesting period) is determined by the fair value of the option at the date of the grant. The fair value of the option calculated is determined by use of mathematical modelling including the Black Scholes option pricing model.

The group re-assesses its estimate of the number of options that are expected to become exercisable at each balance sheet date. Any adjustments to the original estimates are recognised in the income statement (and equity). No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Awards under the Long Term Incentive Plan have two separate vesting conditions, both of which are dependent on market-based conditions (Kelda shareholder return against a comparator group and against the market). The market-based conditions of the award are taken into account in valuing the award at the grant date. At each subsequent balance sheet date the group revises its estimate of the number of employees who will receive awards. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Investment in own shares

The group has an employee share trust (ESOT) for the granting of group shares to executives and senior employees. Shares in the group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.

The finance costs and administration costs relating to the ESOT are charged to the income statement. Dividends earned on shares held in the trust have been waived. The shares are ignored for the purposes of calculating the company's earnings per share.

Segmental reporting

The group's primary reporting format is its business segments and its secondary format is geographical segments. A segment is a component of the group which can be distinguished separately as providing a product or service within a particular environment which is subject to risks and rewards that are different from those of other segments. The group has identified four business segments:

- UK regulated water services – Yorkshire Water
- US Operations – Aquarion
- UK Service Operations – Kelda Water Services, Safe-Move and Loop
- Property Development – KeyLand

The Business Review details the activities of each segment.

Transfer pricing between business segments is set on an arm's length basis similar to transactions with third parties.

The group's geographical segments are determined by the location of the group's assets and operations.

Non-current assets held for sale

On classification as held for sale, non-current assets are recognised at the lower of carrying amount and fair value less costs of disposal. Impairment losses on initial classification as held for sale are included in profit or loss, as are any gains and losses on subsequent re-measurement.

Exceptional items

Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

C. New standards and interpretations not applied

During the year the IASB and IFRIC have issued a number of new standards and interpretations with an effective date after the date of these financial statements. Of these, only the following are expected to be relevant to the group:

International Accounting Standards (IAS/IFRS)		
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IAS 1	Amendment – Presentation of Financial Statements: Capital Disclosures	1 January 2007
IAS 19	Amendment – Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006
IAS 39	Fair Value Option	1 January 2006
IAS 39	Amendments to IAS 39 – Transition and Initial Recognition of Financial Assets and Financial Liabilities (Day 1 Profits)	1 January 2006
IAS 39	Cash Flow Hedge Accounting	1 January 2006
IAS 39	Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts	1 January 2006
International Financial Reporting Interpretations Committee (IFRIC)		
IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
IFRIC 8	Scope of IFRS 2	1 January 2006

The directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the group's financial statements in the period of initial application.

Upon adoption of IFRS 7, the group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically, the group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

3. Segmental information

The primary segment reporting format is determined to be business segments as the group's risks and rates of return are affected predominantly by differences in the products and services provided. Secondary segment information is reported geographically. The operating businesses are organised and managed separately according to the nature of the products and services provided.

Transfer prices between business segments are set on an arm's length basis in a manner similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. Those transfers are eliminated on consolidation.

It is not possible to split the pension deficit between the UK subsidiary companies. It is therefore recognised within unallocated.

Year ended 31 March 2006	UK regulated water services £m	KeyLand group £m	KeyLand assoc £m	UK service ops group £m	UK service ops JV £m	Eliminations/ unallocated £m	Total continuing £m	US operations (to be discontinued) £m	Total £m
Revenue									
Total sales	693.8	7.6	0.9	104.0	45.1	–	851.4	104.2	955.6
Inter-company sales	–	(0.5)	–	(25.5)	–	–	(26.0)	–	(26.0)
External sales	693.8	7.1	0.9	78.5	45.1	–	825.4	104.2	929.6
Depreciation	(130.2)	(0.1)	–	(1.3)	–	–	(131.6)	(12.0)	(143.6)
Amortisation of deferred grant income	3.2	–	–	–	–	–	3.2	–	3.2
Other operating costs	(254.1)	(4.3)	(0.6)	(73.4)	(39.8)	–	(372.2)	(59.4)	(431.6)
Operating profit	**312.7**	**2.7**	**0.3**	**3.8**	**5.3**	**–**	**324.8**	**32.8**	**357.6**
Unallocated corporate expenses							(4.7)	–	(4.7)
							320.1	32.8	352.9
Less associates' and joint ventures' interest							(3.8)	–	(3.8)
Less associates' and joint ventures' tax							(0.9)	–	(0.9)
Group operating profit							**315.4**	**32.8**	**348.2**
Balance sheet									
Assets	3,933.7	35.6	–	111.5	–	(58.4)	4,022.4	639.8	4,662.2
Liabilities	(1,045.2)	(3.0)	–	(74.7)	–	2.3	(1,120.6)	(131.0)	(1,251.6)
Net debt	(1,563.5)	0.2	–	(175.3)	–	(96.5)	(1,835.1)	(118.5)	(1,953.6)
Net assets	**1,325.0**	**32.8**	**–**	**(138.5)**	**–**	**(152.6)**	**1,066.7**	**390.3**	**1,457.0**
Other information									
Capital additions	309.9	0.1	–	1.5	–	–	311.5	37.0	348.5

3. Segmental Information (continued)

Year ended 31 March 2005	UK regulated water services £m	Keyland group £m	Keyland assoc £m	UK service ops group £m	UK service ops JV £m	Eliminations/ unallocated £m	Total continuing £m	US operations (to be discontinued) £m	Total £m
Revenue									
Total sales	640.1	10.7	4.6	44.1	38.6	–	738.1	92.2	830.3
Inter-company sales	–	(0.7)	–	(23.4)	–	–	(24.1)	–	(24.1)
External Sales	640.1	10.0	4.6	20.7	38.6	–	714.0	92.2	806.2
Depreciation	(126.7)	(0.2)	–	(0.6)	–	–	(127.5)	(11.3)	(138.8)
Amortisation of deferred grant income	3.3	–	–	–	–	–	3.3	–	3.3
Other operating costs	(244.6)	(5.7)	(3.7)	(19.4)	(32.9)	–	(306.3)	(55.3)	(361.6)
Operating profit	272.1	4.1	0.9	0.7	5.7	–	283.5	25.6	309.1
Unallocated corporate expenses							(4.9)	–	(4.9)
							278.6	25.6	304.2
Less associates' and joint ventures' interest							(3.7)	–	(3.7)
Less associates' and joint ventures' tax							(0.8)	–	(0.8)
Group operating profit							274.1	25.6	299.7
Balance sheet									
Assets	3,757.3	33.7	–	39.5	–	18.1	3,848.6	563.3	4,411.9
Liabilities	(982.3)	(4.5)	–	(9.7)	–	(77.8)	(1,074.3)	(111.1)	(1,185.4)
Net debt	(1,334.5)	7.4	–	(116.7)	–	(235.1)	(1,678.9)	(104.6)	(1,783.5)
Net assets	**1,440.5**	**36.6**	**–**	**(86.9)**	**–**	**(294.8)**	**1,095.4**	**347.6**	**1,443.0**
Other information									
Capital additions	320.4	0.1	–	0.5	–	–	321.0	31.2	352.2

The group's operations are located in the United Kingdom and North America.

The following provides an analysis of sales, assets and capital expenditure by geographical market.

Year ended 31 March 2006	**UK £m**	**US (to be discontinued) £m**	**Total £m**
Sales revenue	825.4	104.2	929.6
Carrying value of assets	4,022.4	639.8	4,662.2
Capital expenditure	311.5	37.0	348.5

Year ended 31 March 2005	United Kingdom £m	North America (to be discontinued) £m	Total £m
Sales revenue	714.0	92.2	806.2
Carrying value of assets	3,848.6	563.3	4,411.9
Capital expenditure	321.0	31.2	352.2

4. Operating costs

	Continuing operations £m	Operations to be discontinued £m	2006 total £m	Continuing operations £m	Operations to be discontinued £m	2005 total £m
Own work capitalised	**(23.7)**	**(4.6)**	**(28.3)**	(23.8)	(4.0)	(27.8)
Raw materials and consumables	**19.1**	**–**	**19.1**	18.6	–	18.6
Other external charges	**240.5**	**34.6**	**275.1**	192.1	29.1	221.2
Staff costs (see note 6)	**104.3**	**29.7**	**134.0**	86.5	27.2	113.7
Depreciation of tangible fixed assets:						
On owned assets – UK infrastructure	**17.9**	**–**	**17.9**	17.2	–	17.2
– other assets	**98.8**	**12.0**	**110.8**	96.1	11.3	107.4
On assets held under finance lease						–
– UK infrastructure	**2.0**	**–**	**2.0**	1.2	–	1.2
– other assets	**12.9**	**–**	**12.9**	13.0	–	13.0
Operating lease rentals (minimum lease payments)						
– plant and equipment	**1.8**	**–**	**1.8**	1.7	–	1.7
– other	**0.3**	**–**	**0.3**	0.3	–	0.3
Amortisation of grants and contributions	**(3.2)**	**–**	**(3.2)**	(3.3)	–	(3.3)
Research and development	**0.9**	**–**	**0.9**	0.9	–	0.9
Other operating income	**(6.7)**	**(0.3)**	**(7.0)**	(8.0)	(2.4)	(10.4)
	464.9	**71.4**	**536.3**	392.5	61.2	453.7

Auditor's remuneration

	2006 £m	2005 £m
Audit of the financial statements	**0.5**	0.4
Other fees to auditors:		
Taxation services	**0.5**	0.2
	1.0	0.6

5. Exceptional items

Exceptional costs incurred during the prior year were as follows:

	2005 £m
Relating to continuing operations:	
Business reorganisation costs	(5.8)
Other	(0.5)
	(6.3)
Relating to discontinued operations:	
Goodwill written off (US operations)	(1.6)
US business reorganisation costs	(3.8)
	(5.4)

5. Exceptional items (continued)

Reorganisation costs

During the prior year the group incurred costs of £5.8m in the UK and £3.8m in the US in respect of reorganisation costs, mainly in rationalising our organisational structure. In particular an early retirement programme was rolled out in the US.

Goodwill written off

A loss was recognised on the write-down of the US investment in Aquarion Engineering Services, pending its proposed disposal.

6. Directors and employees

	2006	2005
Average monthly number of people employed		
Continuing operations:		
UK regulated water services	**2,129**	2,158
Other activities	**972**	682
Operations to be discontinued:		
US operations	**568**	592
	3,669	3,432

	Continuing operations £m	**Operations to be discontinued £m**	**2006 total £m**	Continuing operations £m	Operations to be discontinued £m	2005 total £m
Total employment costs relating to continuing operations						
Wages and salaries	**83.8**	**18.9**	**102.7**	71.6	21.6	93.2
Social security contributions	**6.4**	**1.3**	**7.7**	6.3	1.6	7.9
Other pension costs	**14.1**	**9.5**	**23.6**	8.6	4.0	12.6
	104.3	**29.7**	**134.0**	86.5	27.2	113.7

Included in wages and salaries is a total expense for share-based payments of £1.6m (2005: £1.3m), all of which is from transactions accounted for as equity-settled share-based payment transactions.

Directors' emoluments	**2006 £m**	2005 £m
Directors' emoluments	**1.2**	1.2
Amounts receivable under long term incentive plans	**0.2**	0.3
Number of directors accruing benefits under defined benefit schemes	**2**	2

The remuneration of the directors who are the key management personnel of the group, is set out above in aggregate for each of the categories specified in IAS24 Related Party Disclosures. Further information about the remuneration of individual directors is provided in the audited part of the directors' remuneration report on pages 38 to 42.

7. Investment income and finance costs

	Continuing operations £m	Operations to be discontinued £m	2006 total £m	Continuing operations £m	Operations to be discontinued £m	2005 total £m
Investment income						
Interest on bank deposits	**13.9**	**0.6**	**14.5**	21.3	0.6	21.9
Return on pension scheme assets	**37.3**	**3.1**	**40.4**	34.7	2.8	37.5
Total investment income	**51.2**	**3.7**	**54.9**	56.0	3.4	59.4
Finance costs						
Bank loans and overdrafts	**12.8**	**–**	**12.8**	12.2	–	12.2
Other loans	**2.7**	**8.6**	**11.3**	4.3	9.3	13.6
6.625% bond 2031	**15.9**	**–**	**15.9**	15.9	–	15.9
6.875% guaranteed bonds 2010	**13.8**	**–**	**13.8**	13.8	–	13.8
5.25% Eurobond 2006	**21.4**	**–**	**21.4**	21.8	–	21.8
5.375% bond 2023	**10.7**	**–**	**10.7**	10.7	–	10.7
3.048% Index linked bond 2033	**6.2**	**–**	**6.2**	6.3	–	6.3
Amortisation of issue costs in respect of bonds	**0.5**	**–**	**0.5**	0.7	–	0.7
Finance leases	**23.0**	**–**	**23.0**	21.5	–	21.5
Interest cost on pension scheme liabilities	**35.3**	**4.0**	**39.3**	32.2	3.5	35.7
Total finance costs	**142.3**	**12.6**	**154.9**	139.4	12.8	152.2

No interest has been capitalised by the group during the year.

8. Taxation on profit on ordinary activities

	2006 £m	2005 £m
Current tax		
UK corporation tax at 30% (2005: 30%)	**53.5**	23.5
UK adjustments in respect of prior years	**(13.3)**	(5.4)
Total current tax from continuing operations	**40.2**	18.1
US tax – operations to be discontinued	**7.6**	3.6
Total current tax	**47.8**	21.7
Deferred tax		
UK charge for timing differences arising and reversing in the year	**14.9**	33.4
UK adjustments in respect of prior years	**10.3**	3.2
Total deferred tax on continuing activities (see note 21)	**25.2**	36.6
US deferred tax – operations to be discontinued	**1.1**	(1.6)
Total tax on profit on ordinary activities	**74.1**	56.7
The tax charge in the income statement is disclosed as follows:		
Taxation on profit from ordinary activities	**65.4**	54.7
Tax on discontinued operations	**8.7**	2.0
	74.1	56.7

8. Taxation on profit on ordinary activities (continued)

	2006 £m	2005 £m
Tax relating to items charged or credited to equity		
Deferred tax:		
Actuarial (losses)/gains in respect of defined benefit pension schemes and other post-retirement benefits	**(2.6)**	2.0
Net gain on revaluation of cash flow hedge	**0.8**	1.0
Share-based payments	**0.9**	(0.3)
Tax (charge)/credit in the statement of group recognised income and expense	**(0.9)**	2.7

The differences between the total current and deferred tax charge shown and the amount calculated by applying the national rates of corporation tax (UK: 30%, US: 39.5%) to the profit on ordinary activities before tax is as follows:

	2006 £m	2005 £m
Profit on ordinary activities before tax	**249.1**	207.7
Less: share of associates' and joint ventures' profit before tax	**(1.8)**	(2.9)
Group profit on ordinary activities before tax	**247.3**	204.8
Current and deferred tax on group profit on ordinary activities at the standard UK tax rate	**74.2**	61.4
Effects of:		
Expenses not deductible for tax purposes	**0.1**	–
Utilisation of tax losses	**(0.1)**	(0.7)
Pension obligation and share-based payments	**–**	(2.1)
Adjustments to tax charge in respect of prior periods	**(2.1)**	(3.6)
Higher taxes on overseas earnings	**2.0**	1.7
Group current and deferred tax charge for the period	**74.1**	56.7

Deferred tax at 31 March 2006 relates to the following:

	2006 £m	2005 £m
Accelerated depreciation for tax purposes	**19.8**	39.0
Fair value adjustment of infrastructure assets	**2.3**	(2.0)
Roll-over relief	**0.2**	–
Share-based payments	**(0.8)**	(0.2)
Retirement benefits obligation	**4.8**	(1.8)
Deferred tax charge	**26.3**	35.0

The tax charge in future periods may be affected by the following factors:

(i) capital investment for the UK water services business is expected to remain at similar levels and the group expects to be able to claim capital allowances in excess of depreciation in future years at a similar level to the current year; and

(ii) the US tax rates are higher than those in the UK, primarily because the profits earned in the US are taxed at a rate of 39.5%.

9. Operations to be discontinued

On 24 February 2006, the board announced its decision to dispose of Aquarion Company Inc's regulated water businesses. Kelda has entered into a conditional agreement to sell Aquarion. Completion of the sale is conditional upon customary regulatory clearances, including clearances in the four states in which Aquarion operates. It is anticipated that completion will occur late in 2006.

Aquarion Operating Services does not form part of the sale, however, it is anticipated that completion of the sale of the small retained business will also occur late in 2006.

The results of Aquarion Company Inc for the year are summarised below:

	2006 £m	2005 £m
Revenue	**104.2**	92.2
Expenses	**(71.4)**	(61.2)
Profit before exceptional items	**32.8**	31.0
Exceptional items	**-**	(5.4)
Operating profit	**32.8**	25.6
Investment income	**3.7**	3.4
Finance costs	**(12.6)**	(12.8)
Profit before tax	**23.9**	16.2
Tax charge	**(8.7)**	(2.0)
Profit for the year from discontinued operations	**15.2**	14.2

The tax charge all relates to ordinary activities during the year.

The major classes of assets and liabilities of Aquarion Company Inc classified as held for sale as at 31 March are as follows:

	2006 £m	2005 £m
Assets		
Property plant and equipment	**404.9**	350.5
Intangible assets	**212.1**	193.5
Receivables	**22.8**	19.3
Cash and short term investments	**18.8**	11.8
	658.6	575.1
Liabilities		
Payables	**(108.3)**	(87.7)
Pension and post-retirement healthcare obligation	**(22.7)**	(23.4)
Borrowings	**(137.3)**	(116.4)
	(268.3)	(227.5)

The Group net cash flows attributable to Aquarion Company Inc are as follows:

	2006	2005
Operating cash flows	**25.4**	11.5
Investing cash flows	**(24.9)**	(36.9)
Net cash inflow/(outflow)	**0.5**	(25.4)

Group profit per share from operations to be discontinued:

	2006	2005
Basic	**4.1p**	3.8p
Diluted	**4.1p**	3.8p

However this does not take into account the future effect on earnings per share arising from the use of the gross sale proceeds of $625m (£360.3m).

10. Dividends

	2006 £m	2005 £m
Equity – ordinary		
Final declared and paid (relating to prior financial year): 20.66p (2005: 18.73p) per share	**76.9**	69.5
Interim paid: 8.75p (2005: 8.34p) per share	**32.5**	30.8
Dividends paid	**109.4**	100.3
Proposed final dividend for the year ended 31 March 2006 of 21.60p (2005: 20.66p) per share	**78.3**	76.9

The proposed final dividend is subject to approval by shareholders at the annual general meeting and has not been included as a liability in these financial statements.

Dividends amounting to £0.9m (2005: £1.2m) in respect of the company's shares held by the ESOT (see note 23) have been waived and are therefore excluded from the aggregate of dividends paid and proposed.

11. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The ordinary shares held in the ESOT are excluded from the weighted average number of shares for this purpose.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has only one category of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company's ordinary shares during the year.

	Earnings £m	Weighted average number of shares m	2006 Earnings per share p	Earnings £m	Weighted average number of shares m	2005 Earnings per share p
Basic EPS	**174.1**	**371.0**	**46.9**	150.2	370.5	40.5
Effect of dilutive share options	**–**	**1.2**	**(0.1)**	–	1.7	(0.1)
Diluted EPS	**174.1**	**372.2**	**46.8**	150.2	372.2	40.4

Group adjusted EPS is considered by the directors to give a better and more consistent indication of the group's underlying performance, and is calculated as follows:

Basic EPS	**174.1**	**371.0**	**46.9**	150.2	370.5	40.5
Exceptional costs (net of tax)	**–**	**–**	**–**	7.5	–	2.1
Adjusted EPS	**174.1**	**371.0**	**46.9**	157.7	370.5	42.6
Effect of dilutive share options	**–**	**1.2**	**(0.1)**	–	1.7	(0.1)
Diluted adjusted EPS	**174.1**	**372.2**	**46.8**	157.7	372.2	42.5

Basic EPS	**174.1**	**371.0**	**46.9**	150.2	370.5	40.5
Exceptional costs (net of tax)	**–**	**–**	**–**	7.5	–	2.1
Deferred tax	**26.3**	**–**	**7.1**	35.3	–	9.5
Adjusted EPS (excluding deferred tax)	**200.4**	**371.0**	**54.0**	193.0	370.5	52.1
Effect of dilutive share options	**–**	**1.2**	**(0.1)**	–	1.7	(0.1)
Diluted adjusted EPS (excluding deferred tax)	**200.4**	**372.2**	**53.9**	193.0	372.2	52.0

12. Intangible assets

	Capitalised bid costs £m	Goodwill £m	Total £m
At 1 April 2004	–	214.1	214.1
Additions	0.4	0.1	0.5
Disposals	–	(0.1)	(0.1)
Exchange differences	–	(5.5)	(5.5)
At 31 March 2005	0.4	208.6	209.0
Additions	**0.6**	**0.3**	**0.9**
Exchange differences	**–**	**17.3**	**17.3**
Amortisation	**(0.1)**	**–**	**(0.1)**
Transferred to assets classified as held for sale	**–**	**(212.1)**	**(212.1)**
At 31 March 2006	**0.9**	**14.1**	**15.0**

Goodwill is subject to an annual impairment test. Goodwill has arisen within two operating segments. The carrying amount of goodwill is allocated between the operating segments as follows:

	2006 £m	2005 £m
UK regulated water services (continuing operations)	**14.1**	14.1
US operations – discontinued operations	**212.1**	194.5
	226.2	208.6

(a) UK regulated water services

Goodwill arose on the acquisition of the entire share capital of York Waterworks plc on 8 March 1999. Following the transition to IFRS goodwill is no longer amortised and is instead subject to annual impairment reviews.

The recoverable amount is determined on a value in use basis using cash flow projections based on financial budgets approved by the board covering a four year period. The discount rate applied to the cash flow projections is 8.12% (2005: 8.12%). No growth rate was assumed.

(b) US operations

The recoverable amount is determined on a value in use basis using cash flow projections based on financial budgets approved by the board covering a four year period. The discount rate applied to the cash flow projections is 8.12% (2005: 8.12%). The growth rate used to extrapolate the cash flows beyond the four year period is 2.0% (2005: 2.0%). The growth rate is based upon industry standard rates.

The value in use is sensitive to the following assumptions:

Discount rates: These reflect management's estimate of return on capital employed (ROCE) required in the business. The rates applied are based on the spread between current ROCE and base interest rates.

Growth rate assumptions: As disclosed above these are based on published industry research.

With regard to the assessment of value in use, management believes that no reasonably possible change in key assumptions could cause the carrying value of the unit to exceed its recoverable amount.

13. Tangible fixed assets

	Land and buildings £m	Infrastructure assets £m	Plant and equipment £m	Under construction £m	Group total £m
Cost					
At 1 April 2005	1,440.5	2,156.5	2,013.8	279.6	5,890.4
Exchange adjustments	7.9	–	34.2	1.0	43.1
Additions	21.0	47.8	84.4	195.3	348.5
Transfers on commissioning	28.1	142.5	61.0	(231.6)	–
Disposals	(0.7)	–	(10.9)	(1.0)	(12.6)
Grants and contributions	–	–	–	(23.1)	(23.1)
Transfer to assets classified as held for sale	(96.8)	–	(435.5)	(24.4)	(556.7)
At 31 March 2006	**1,400.0**	**2,346.8**	**1,747.0**	**195.8**	**5,689.6**
Depreciation					
At 1 April 2005	421.6	741.0	736.6	–	1,899.2
Exchange adjustment	1.7	–	10.4	–	12.1
Disposals	(0.6)	–	(11.5)	–	(12.1)
Charge for the year	25.5	20.5	97.6	–	143.6
Transfer to assets classified as held for sale	(21.6)	–	(130.2)	–	(151.8)
At 31 March 2006	**426.6**	**761.5**	**702.9**	**–**	**1,891.0**
Net book amount at 31 March 2006	**973.4**	**1,585.3**	**1,044.1**	**195.8**	**3,798.6**
Cost					
At 1 April 2004	1,407.2	2,081.9	1,892.6	203.2	5,584.9
Exchange adjustments	(2.4)	–	(10.2)	(0.2)	(12.8)
Additions	20.1	26.1	79.3	226.7	352.2
Transfers on commissioning	16.0	48.5	62.0	(126.5)	–
Disposals	(0.4)	–	(9.9)	(2.7)	(13.0)
Grants and contributions	–	–	–	(20.9)	(20.9)
At 31 March 2005	1,440.5	2,156.5	2,013.8	279.6	5,890.4
Depreciation					
At 1 April 2004	397.2	722.6	656.4	–	1,776.2
Exchange adjustments	(0.5)	–	(3.4)	–	(3.9)
Disposals	(0.2)	–	(11.7)	–	(11.9)
Charge for the year	25.1	18.4	95.3	–	138.8
At 31 March 2005	421.6	741.0	736.6	–	1,899.2
Net book amount at 31 March 2005	1,018.9	1,415.5	1,277.2	279.6	3,991.2

Assets included above held under finance leases amount to:

	Land and buildings £m	Infrastructure assets £m	Plant and equipment £m	Under construction £m	Group total £m
Cost	150.9	86.4	279.9	–	517.2
Depreciation	(27.2)	(11.7)	(122.2)	–	(161.1)
Net book amount at 31 March 2006	**123.7**	**74.7**	**157.7**	**–**	**356.1**
Cost	150.8	59.4	281.6	32.5	524.3
Depreciation	(24.6)	(9.7)	(115.0)	–	(149.3)
Net book amount at 31 March 2005	126.2	49.7	166.6	32.5	375.0

14. Investments

	Share of net assets in associated undertakings £m	Loans to associated undertakings £m	Total investments in associated undertakings £m	Share of net assets in joint ventures £m	Loans to joint ventures £m	Total investments in joint ventures £m
Cost and share of post acquisition retained profits						
At 1 April 2004	2.0	3.8	5.8	(1.2)	10.9	9.7
Share of retained profits for the year	(1.0)	–	(1.0)	1.5	–	1.5
Movement in the year	–	2.6	2.6	–	3.9	3.9
At 1 April 2005	1.0	6.4	7.4	0.3	14.8	15.1
Share of retained profits for the year	(0.6)	–	(0.6)	1.1	–	1.1
Movement in the year	–	(2.4)	(2.4)	–	(0.1)	(0.1)
At 31 March 2006	**0.4**	**4.0**	**4.4**	**1.4**	**14.7**	**16.1**

Of which the aggregate amounts of net assets, revenue and operating profit relating to associates are:

	2006 £m	2005 £m
Non-current assets	5.1	6.3
Current assets	7.3	3.6
Share of gross assets	**12.4**	9.9
Current liabilities	(10.1)	(4.7)
Non-current liabilities	(1.9)	(4.2)
Share of liabilities	**(12.0)**	(8.9)
Share of net assets	**0.4**	1.0
Revenue	**0.9**	4.6
Operating profit	**0.3**	0.9

Of which the aggregate amounts of net assets and net profit relating to joint ventures are:

	2006 £m	2005 £m
Non-current assets	37.2	36.2
Current assets	31.8	26.0
Share of gross assets	**69.0**	62.2
Current liabilities	(23.4)	(17.4)
Non-current liabilities	(44.2)	(44.5)
Share of liabilities	**(67.6)**	(61.9)
Share of net assets	**1.4**	0.3
Revenue	**45.1**	38.6
Operating costs	**(39.8)**	(32.9)
Operating profit	**5.3**	5.7
Finance costs	**(3.5)**	(3.6)
Profit before tax	**1.8**	2.1
Income tax	**(0.7)**	(0.6)
Net profit	**1.1**	1.5

15. Financial assets

Financial assets consist of swaps, changing fixed rate euro liabilities to floating rate sterling liabilities. At 31 March 2006 the series of swaps had a fair value of £27.8m (2005: £32.4m). The maturity dates for the swaps are 26 July 2006.

16. Inventories

	2006 £m	2005 £m
Raw materials and consumables	**0.5**	0.7

17. Trade and other receivables

	2006 £m	2005 £m
Trade receivables	**57.5**	61.6
Amounts owed by associated undertakings	**1.7**	2.7
Prepayments and accrued income	**85.6**	91.2
Other debtors:		
Receivable within one year	**36.6**	29.0
Receivable after more than one year	**0.1**	0.5
	181.5	185.0

18. Financing

(i) Cash and short term deposits

	2006 £m	2005 £m
Cash at bank and in hand	**–**	5.4
Short term deposits	**82.7**	161.7
	82.7	167.1

At 31 March 2006 the group had available £500m (2005: £500m) of undrawn committed borrowing facilities.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise the following:

	2006 £m	2005 £m
Cash and cash equivalents in continuing operations	**82.7**	167.1
Cash and cash equivalents held in discontinued operations	**16.2**	–
	98.9	167.1

(ii) Borrowings

Short term borrowings:	2006 £m	2005 £m
Bank loans	**14.3**	16.2
5.25% Eurobond 2006	**429.0**	–
Bank overdrafts	**3.2**	2.1
Other loans	**4.4**	7.9
Finance leases	**7.9**	7.2
	458.8	33.4

18. Financing (continued)

(ii) Borrowings (continued)

Long term borrowings:	2006 £m	2005 £m
Bank loans	**294.0**	208.3
6.625% bond 2031	**240.2**	240.1
6.875% guaranteed bonds 2010	**199.3**	199.2
5.25% Eurobond 2006	**-**	433.0
5.375% bond 2023	**196.1**	196.0
3.048% Index linked bond 2033	**108.0**	105.0
Other loans	**2.7**	111.0
Finance leases	**446.5**	456.4
7.67% Preference shares 2008	**-**	0.6
Total borrowings	**1,486.8**	1,949.6

6.625% bond 2031
The bonds are repayable in one sum on 17 April 2031. Interest is charged at 6.625%.

6.875% guaranteed bonds 2010
The bond is repayable on 23 April 2010 in one sum. Interest is charged at 6.875%.

5.25% Eurobond 2006
The Eurobond is repayable in one instalment on 26 July 2006. Interest is charged at 5.25%.

5.375% bond 2023
This bond is repayable in one instalment on 21 February 2023. Interest is charged at 5.375%.

3.048% Index linked bond 2033
This bond is repayable in one instalment on 21 February 2033. The interest is paid at 3.048% multiplied by an index ratio and the principal amount is increased semi-annually in line with the retail price index.

Bank loans
Bank loans are denoted in sterling and bear interest at normal commercial rates.

Short and long term bank loans are the aggregate of £308.3m in sterling (2005: £224.5m). The weighted average interest rates associated with the bank loans were 4.9% (2005: 5.1%). The directors estimate that the fair value of the bank loans is £310.5m (2005: £226.9m).

(iii) Finance leases

	Minimum lease payments	
	2006 £m	2005 £m
Amounts payable under finance leases:		
Within one year	**55.1**	54.0
More than one but less than five years	**243.0**	233.7
After five years	**594.4**	660.6
	892.5	948.3
Less: future finance charges	**(438.1)**	(484.7)
Present value of lease obligations	**454.4**	463.6
Amount due for settlement within 12 months	**7.9**	7.2
Amount due for settlement after 12 months	**446.5**	456.4
	454.4	463.6

18. Financing (continued)
(iii) Finance leases (continued)
All lease obligations are denominated in sterling.

The weighted average lease term is 16.6 years. For the year ended 31 March 2006, the average effective borrowing rate was 5.4%. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The fair value of the group's lease obligations approximates to their carrying value.

19. Trade and other payables

	2006 £m	2005 £m
Amounts falling due within one year:		
Trade payables	**45.3**	59.7
Capital payables	**71.3**	54.7
Deferred grants and contributions on depreciated fixed assets	**3.2**	3.3
Social security and payroll deductions	**2.9**	2.6
Receipts in advance	**51.7**	47.7
Other payables	**91.6**	82.5
	266.0	250.5
Amounts falling due after more than one year:		
Deferred grants and contributions on depreciated fixed assets	**82.2**	139.5
Other payables	**93.2**	92.7
	175.4	232.2

Trade and other payables principally comprise amounts outstanding for trade purchases and ongoing costs. The directors consider that the carrying amount of trade payables approximates to their fair value.

20. Provisions for other liabilities

	£m
At 1 April 2005	3.1
Additions during the year	1.2
Utilised/released in year	(0.9)
At 31 March 2006	**3.4**

Provisions are principally in respect of self insurance and vacant properties on which costs are expected to be incurred over the next 9 years.

21. Deferred tax liability

	Accelerated capital allowances £m	Fair value adjustment of infrastructure assets £m	Roll-over relief £m	Financial instruments £m	Pension obligations £m	Share-based payments £m	Net £m
At 1 April 2004	542.8	26.7	0.7	(4.2)	(34.0)	(1.0)	531.0
Charge/(credit) to income	39.0	(2.0)	–	–	(1.8)	(0.2)	35.0
(Credit)/charge to equity	(0.7)	–	–	1.0	2.6	(0.3)	2.6
At 1 April 2005	581.1	24.7	0.7	(3.2)	(33.2)	(1.5)	568.6
Charge/(credit) to income	19.8	2.3	0.2	–	4.8	(0.8)	26.3
Charge/(credit) to equity	2.3	–	–	(0.8)	1.9	(0.9)	2.5
Transfer to assets classified as held for sale	(29.7)	–	–	–	9.0	0.5	(20.2)
At 31 March 2006	**573.5**	**27.0**	**0.9**	**(4.0)**	**(17.5)**	**(2.7)**	**577.2**

The group has unrecognised capital losses of £12.8m which are available indefinitely against future eligible capital profits of the group.

22. Pensions

(i) Description of schemes

UK pension scheme

The group sponsors a UK pension scheme, called the Kelda Group Pension Plan (KGPP). The KGPP has a number of benefit categories providing benefits on a defined benefit basis and one category providing benefits on a defined contribution basis.

Contributions over the year ended 31 March 2006 were paid by members at 3%, 4%, 4.5%, 5% or 6% of pensionable pay (depending on benefit category). The company contributed at 475% of members' contributions during the accounting year in respect of the majority of members.

An accrual for unfunded benefits of £3.4m (2005: £2.6m) has been included in the group's accounts at 31 March 2006.

US pension scheme

Aquarion in the US operates a number of non contributory defined benefit retirement plans. The principal retirement plans relate to Aquarion company, employees of the American Water Works companies and employees of Aquarion Services Company. Aquarion also provides healthcare benefits for certain categories of employees.

(ii) Major assumptions

Pension contributions are determined with the advice of independent qualified actuaries, Mercer Human Resource Consulting, on the basis of annual valuations using the projected unit credit method.

	2006 UK %	2006 US %	2005 UK %	2005 US %
Inflation	**2.7**	**–**	2.7	–
Rate of increase in salaries	**3.9**	**4.0**	3.9	4.0
Rate of increase to pensions in payment and deferred pensions	**2.7**	**2.5**	2.7	2.5
Discount rate for scheme liabilities	**4.9**	**5.95**	5.4	5.7
Life expectancy for a male pensioner aged 60 (in years)	**23.0**	**21.7**	21.2	21.7
Projected life expectancy at age 60 for male aged 40 (in years)	**25.9**	**21.7**	23.9	21.7

The rate of increase in health care costs in the US varies by year of projection with an ultimate rate of 5% pa from 2011. Pension increases in the US apply only to certain members of the Aquarion Services Company Pension Plan.

22. Pensions (continued)

(iii) Scheme assets and liabilities

Scheme assets are stated at their bid values at the respective balance sheet dates.

To develop the expected long term rate of return on assets assumption, the company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class.

	2006			
	UK		US	
	Market value £m	Expected long term rate of return %	Market value £m	Expected long term rate of return %
Fair value of scheme assets				
Equities	517.4	6.85	28.5	7.65
Bonds	142.5	4.43	21.3	5.95
Property	49.9	6.85	–	–
Other	21.9	4.10	0.3	4.90
	731.7		50.1	
Present value of scheme liabilities	(793.8)		(72.8)	
Pension liability	**(62.1)**		**(22.7)**	

	2005			
	UK		US	
	Market value £m	Expected long term rate of return %	Market value £m	Expected long term rate of return %
Fair value of scheme assets				
Equities	378.6	7.30	27.4	7.55
Bonds	156.6	4.80	15.9	5.70
Property	–	–	–	–
Other	12.0	4.55	0.4	4.80
	547.2		43.7	
Present value of scheme liabilities	(627.6)		(67.1)	
Pension liability	**(80.4)**		**(23.4)**	

The pension plans have not invested in any of the group's own financial instruments nor in properties or other assets used by the group.

(iv) Analysis of the amounts included within the financial statements

	2006			2005		
	UK £m	US £m	Total £m	UK £m	US £m	Total £m
Analysis of amount charged to operating costs:						
Current service cost	**12.8**	**1.7**	**14.5**	10.7	1.8	12.5
Past service cost	**4.5**	**–**	**4.5**	3.2	2.2	5.4
Analysis of amount credited to other investment income/finance costs:						
Expected return on pension scheme assets	**(37.3)**	**(3.1)**	**(40.4)**	(34.7)	(2.8)	(37.5)
Interest on pension scheme liabilities	**35.3**	**4.0**	**39.3**	32.2	3.5	35.7
Amounts charged to the income statement before taxation	**15.3**	**2.6**	**17.9**	11.4	4.7	16.1

22. Pensions (continued)

(iv) Analysis of the amounts included within the financial statements (continued)

	2006			2005		
	UK £m	US £m	Total £m	UK £m	US £m	Total £m
Analysis of amounts recognised in statement of group recognised income and expense:						
Actual return less expected return on pension scheme assets	**110.3**	**1.0**	**111.3**	20.0	(0.1)	19.9
Experience gains and losses arising on the scheme's liabilities	**-**	**-**	**-**	(6.7)	–	(6.7)
Changes in assumptions underlying the present value of the scheme's liabilities	**(104.4)**	**2.6**	**(101.8)**	(3.2)	(2.3)	(5.5)
Actuarial gain/(loss) recognised in the statement of group recognised income and expense	**5.9**	**3.6**	**9.5**	10.1	(2.4)	7.7

The total contributions to the defined benefits plan in the year ending 31 March 2007 are expected to be £11.5m for the group (including £9.0m in relation to continuing operations). The disposal of Aquarion Inc during 2006/07 will reduce the group's retirement benefit obligation.

(v) Reconciliation of opening and closing retirement benefit liabilities and assets

Movement in liabilities during the year:						
Liabilities at beginning of year	**(627.6)**	**(67.1)**	**(694.7)**	(587.0)	(60.5)	(647.5)
Movement in year						
– plan participants' contributions	**(3.6)**	**(0.1)**	**(3.7)**	(3.3)	(0.1)	(3.4)
– current service cost	**(12.8)**	**(1.7)**	**(14.5)**	(10.7)	(1.8)	(12.5)
– interest cost	**(35.3)**	**(4.0)**	**(39.3)**	(32.2)	(3.5)	(35.7)
– past service cost	**(4.5)**	**-**	**(4.5)**	(3.2)	(2.2)	(5.4)
– benefits paid	**22.4**	**3.3**	**25.7**	19.5	1.6	21.1
– actuarial loss	**(104.4)**	**2.6**	**(101.8)**	(9.9)	(2.3)	(12.2)
- business combinations	**(27.5)**	**-**	**(27.5)**	–	–	-
Unremitted contributions at the year end	**(0.5)**	**-**	**(0.5)**	(0.8)	–	(0.8)
Exchange differences	**-**	**(5.8)**	**(5.8)**	–	1.7	1.7
Pension liabilities at end of year	**(793.8)**	**(72.8)**	**(866.6)**	(627.6)	(67.1)	(694.7)
Movement in assets during the year:						
Assets beginning of year	**547.2**	**43.7**	**590.9**	499.1	42.1	541.2
Movement in year						
– plan participants' contributions	**3.6**	**0.1**	**3.7**	3.3	0.1	3.4
– current service cost	**32.6**	**1.5**	**34.1**	9.6	1.6	11.2
– other finance income	**37.3**	**3.1**	**40.4**	34.7	2.8	37.5
– actuarial gain	**110.3**	**1.0**	**111.3**	20.0	(0.1)	19.9
– benefits paid	**(22.4)**	**(3.3)**	**(25.7)**	(19.5)	(1.6)	(21.1)
– business combinations	**23.1**	**-**	**23.1**	–	–	–
Exchange differences	**-**	**4.0**	**4.0**	–	(1.2)	(1.2)
Pension assets at end of year	**731.7**	**50.1**	**781.8**	547.2	43.7	590.9

The net amount is presented in the balance sheet under non-current liabilities.

22. Pensions (continued)

(vi) History of experience gains and losses

UK	**2006 £m**	2005 £m	2004 £m	2003 £m	2002 £m
Fair value of scheme assets	**731.7**	547.2	499.1	407.1	540.2
Present value of defined benefit obligation	**(793.8)**	(627.6)	(587.0)	(566.9)	(515.0)
(Deficit)/surplus in the scheme	**(62.1)**	(80.4)	(87.9)	(159.8)	25.2
Experience gains and losses on scheme liabilities	**–**	6.7	7.3	–	–
Experience gains and losses on scheme assets	**110.3**	20.0	72.9	(162.9)	–

US	**2006 £m**	2005 £m	2004 £m	2003 £m	2002 £m
Fair value of scheme assets	**50.1**	43.7	42.1	40.2	53.3
Present value of defined benefit obligation	**(72.8)**	(67.1)	(60.5)	(57.4)	(35.7)
(Deficit)/surplus in the scheme	**(22.7)**	(23.4)	(18.4)	(17.2)	17.6
Experience gains and losses on scheme liabilities	**–**	–	–	–	–
Experience gains and losses on scheme assets	**1.0**	(0.1)	5.5	(7.0)	–

IAS 19 requires that the pension schemes are valued using market conditions at the company's year end. This produces a volatile figure for any surplus or deficit as it is largely dependent on the levels of stock markets on one particular date. The group's pension liabilities are funded on a long term basis (based on the triennial review of KGPP and annual reviews in the US) rather than the IAS 19 disclosures.

The cumulative amount of actuarial gains and losses recognised since 1 April 2004 in the group statement of recognised income and expense is £17.2m (2005: £7.7m).

(vii) Post-retirement medical scheme in US

A one percentage point change in the assumed rate of increase in healthcare costs would have the following effects:

	Increase £m	Decrease £m
Effect on aggregate service cost and interest cost	0.3	(0.2)
Effect on defined benefit obligation	4.1	(3.3)

23. Called up share capital

	2006 Number	**2006 Nominal Value £**	2005 Number	2005 Nominal Value £
Authorised				
Ordinary shares of 15⅝p each	**814,395,258**	**126,683,707**	814,395,258	126,683,707
Allotted, called up and fully paid				
Ordinary shares of 15⅝p each	**366,370,396**	**56,990,950**	375,660,396	58,436,061

During the year 9,290,000 ordinary shares of 15⅝p were bought back for cancellation.

The group has an ESOT which is used to administer the issue of shares to employees and directors under the company's 'Sharesave' save-as-you-earn share option scheme and the Long Term Incentive Plan (LTIP).

The ESOT is a trust funded by interest free loans from the company. All the administration costs of the trust are written off to the profit and loss account as they accrue. The trust holds 2,947,812 shares at 31 March 2006 (3,991,704 at 31 March 2005).

23. Called up share capital (continued)

Options granted and outstanding at 31 March 2006	Date of grant	2006 Number of shares	2005 Number of shares	Option price	Normal exercise date
Sharesave schemes					
Three year schemes	4 Jan 2002	–	25,478	275.0p	Mar–Aug 2005
	10 Jan 2003	**39,489**	653,551	320.0p	Mar–Aug 2006
	9 Jan 2004	**391,227**	422,411	366.0p	Mar–Aug 2007
	7 Jan 2005	**399,358**	418,099	461.0p	Mar–Aug 2008
	30 Dec 2005	**467,190**	–	588.0p	Mar–Aug 2009
Five year schemes	7 Jan 2000	–	60,600	240.0p	Mar–Aug 2005
	5 Jan 2001	**14,443**	216,966	299.0p	Mar–Aug 2006
	4 Jan 2002	**277,701**	288,409	275.0p	Mar–Aug 2007
	10 Jan 2003	**463,769**	478,564	320.0p	Mar–Aug 2008
	9 Jan 2004	**270,794**	288,684	366.0p	Mar–Aug 2009
	7 Jan 2005	**375,033**	389,734	461.0p	Mar–Aug 2010
	30 Dec 2005	**288,214**	–	588.0p	Mar–Aug 2011

24. Reconciliation of movements in equity shareholders' funds

	Issued capital £m	Share premium £m	Capital redemption reserve £m	Investment in own shares £m	Hedging reserve £m	Translation reserve £m	Share-based payment reserve £m	Profit and loss reserve £m	Total £m
At 1 April 2005	58.4	16.7	145.3	(13.4)	(7.5)	(5.0)	1.6	1,246.9	1,443.0
Transfer from the income statement	–	–	–	–	–	–	–	174.1	174.1
Share buy back	(1.4)	–	1.4	–	–	–	–	(72.9)	(72.9)
Dividends approved and paid	–	–	–	–	–	–	–	(109.4)	(109.4)
Treasury shares disposed of through vesting of share schemes	–	–	–	3.6	–	–	(0.8)	–	2.8
Losses on cash flow hedges	–	–	–	–	(2.7)	–	–	–	(2.7)
Translation differences	–	–	–	–	–	15.6	–	–	15.6
Actuarial gains in respect of pension and other post-retirement benefits	–	–	–	–	–	–	–	9.5	9.5
Tax on items taken directly to equity	–	–	–	–	0.8	–	0.9	(3.2)	(1.5)
Other	–	–	–	–	–	–	1.6	(3.1)	(1.5)
At 31 March 2006	**57.0**	**16.7**	**146.7**	**(9.8)**	**(9.4)**	**10.6**	**3.3**	**1,241.9**	**1,457.0**

25. Financial instruments

Treasury policy is described in the financial review on page 14 to15. The disclosures below exclude short term receivables and payables which are primarily of a trading nature and expected to be settled within normal commercial terms.

(a) Interest rate risk profile of financial assets and liabilities

The interest rate risk profile of the group's financial liabilities at 31 March, after taking account of the interest rate and currency swaps used to manage the interest and currency profile, was as follows:

Financial liabilities

Year ended 31 March 2006	Within 1 year £m	1–2 years £m	2–3 years £m	3–4 years £m	4–5 years £m	More than 5 years £m	Total £m
Fixed rate							
Bank loans	14.3	14.5	24.7	25.0	27.1	202.7	308.3
6.625% bond 2031	–	–	–	–	–	240.2	240.2
6.875% guaranteed bonds 2010	–	–	–	–	199.3	–	199.3
5.25% Eurobond 2006	50.0	–	–	–	–	–	50.0
5.375% bond 2023	–	–	–	–	–	196.1	196.1
Other loans	–	–	–	–	1.2	132.4	133.6
Preference shares	–	0.6	–	–	–	–	0.6
Finance lease swaps	1.5	–	1.4	3.3	0.2	8.9	15.3
	65.8	**15.1**	**26.1**	**28.3**	**227.8**	**780.3**	**1,143.4**
Floating rate							
Short term loan	4.4	–	–	–	–	–	4.4
Bank overdraft	3.2	–	–	–	–	–	3.2
5.25% Eurobond 2006	379.0	–	–	–	–	–	379.0
3.048% index linked bond 2033	–	–	–	–	–	108.0	108.0
Other loans	3.1	–	–	2.7	–	–	5.8
Finance leases	7.9	6.2	9.0	9.6	10.3	411.4	454.4
	397.6	**6.2**	**9.0**	**12.3**	**10.3**	**519.4**	**954.8**

Financial assets							
Floating rate							
Cash and short term deposits	(101.5)	–	–	–	–	–	(101.5)
Financial assets	(27.8)	–	–	–	–	–	(27.8)
	(129.3)	**–**	**–**	**–**	**–**	**–**	**(129.3)**

25. Financial instruments (continued)

(a) Interest rate risk profile of financial assets and liabilities (continued)

Financial liabilities

Year ended 31 March 2005	Within 1 year £m	1–2 years £m	2–3 years £m	3–4 years £m	4–5 years £m	More than 5 years £m	Total £m
Fixed rate							
Bank loans	16.2	14.3	14.5	24.7	25.0	129.8	224.5
6.625% bond 2031	–	–	–	–	–	240.1	240.1
6.875% guaranteed bonds 2010	–	–	–	–	–	199.2	199.2
5.25% Eurobond 2006	–	49.8	–	–	–	–	49.8
5.375% bond 2023	–	–	–	–	–	196.0	196.0
Other loans	–	–	–	–	–	107.9	107.9
Preference shares	–	–	0.6	–	–	–	0.6
Finance lease swaps	0.4	2.3	–	1.6	3.5	5.4	13.2
	16.6	66.4	15.1	26.3	28.5	878.4	1,031.3
Floating rate							
Bank overdraft	2.1	–	–	–	–	–	2.1
5.25% Eurobond 2006	–	383.2	–	–	–	–	383.2
3.048% Index linked bond 2033	–	–	–	–	–	105.0	105.0
Other loans	7.9	–	–	–	3.1	–	11.0
Finance leases	7.2	7.8	8.4	9.0	9.6	421.6	463.6
	17.2	391.0	8.4	9.0	12.7	526.6	964.9
Financial assets							
Floating rate							
Cash and short term deposits	(167.1)	–	–	–	–	–	(167.1)
Financial assets	–	(32.4)	–	–	–	–	(32.4)
	(167.1)	(32.4)	–	–	–	–	(199.5)

(b) Credit risk

The carrying value of the swaps represent the cost, at market rates, of replacing them in the event of default.

The directors consider that the carrying amount of trade and other receivables approximates to their fair value. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by group's management based on prior experience and their assessment of the current economic environment.

Centrally managed funds are invested entirely with counterparties whose credit rating is 'A-' or better.

(c) Foreign currency risk

The group may borrow in appropriate foreign currencies in order to mitigate the effects of the currency exposures arising from its net investments overseas. The foreign exchange exposure on the translation into sterling of the net assets of Aquarion, which are denominated in US dollars, is hedged by a mixture of US dollar currency swaps and forward contracts.

There are no currency exposures on short term debtors and creditors or monetary assets and liabilities giving rise to a profit and loss account charge.

(d) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the book values and the fair values of the group's financial assets and liabilities, including those classified under discontinued operations, at 31 March.

	2006 Book value £m	2006 Fair value £m	2005 Book value £m	2005 Fair value £m
Primary financial instruments financing the group's operations				
Financial assets				
Cash and short term deposits	**(101.5)**	**(101.5)**	(167.1)	(167.1)
Eurobond swaps	**(27.8)**	**(27.8)**	(32.4)	(32.4)
Financial liabilities				
Short term loans	**4.4**	**4.4**	–	–
Bank overdraft	**3.2**	**3.2**	2.1	2.1
Fixed rate interest rate swaps in respect of finance leases	**15.3**	**15.3**	13.2	13.2
Fixed rate bank loans	**308.3**	**310.5**	224.5	226.9
Fixed rate sterling bonds	**635.6**	**713.8**	635.3	691.9
Floating rate sterling bonds	**108.0**	**129.7**	105.0	113.5
Eurobond	**429.0**	**429.0**	433.0	433.0
US loans	**136.7**	**162.7**	107.9	151.9
Finance leases	**454.4**	**454.4**	463.6	463.6
Preference shares	**0.6**	**0.6**	0.6	0.6
Other loans	**2.7**	**2.7**	11.0	11.0

The fair values for all financial instruments have been calculated by discounting the expected future cash flows at interest rates prevailing for a comparable maturity period for each instrument.

(e) Hedges

The group's policy is to hedge interest rate risk within approved board policies and guidelines.

Interest rate swaps, interest rate caps and collars and forward rate agreements are used to manage interest rate exposure under a policy that requires between 85% and 95% of Yorkshire Water Services Limited's net debt and 70% and 95% of Kelda Group plc's net debt to be held at fixed rates. At the financial year end the proportions were 85% and 77% respectively.

Hedging of Eurobond (€625m)

In July 1999 the group issued a 7 year €625m 5.25% Eurobond to finance the group's US acquisition and to provide further funds for the non-UK regulated business. During 2003, €12.1m was bought back, leaving a nominal value outstanding of €612.9m.

The group does not have a requirement for euros and is exposed to movements in the euro/sterling exchange rate which affects the sterling equivalent of the loan. The exposure occurs at each reporting date and also upon ultimate repayment of the loan. In order to fully protect the sterling liability the group has entered into a number of hedging instruments.

The euro fixed rate liability has been swapped in the most part into a floating rate sterling liability with a proportion swapped into a fixed rate sterling liability in a series of swaps. The combination of the series of swaps is considered to be a hedge of the underlying requirement to pay fixed rate euro interest.

The hedging mechanism is a perfect hedge against the liability to pay fixed rate euro interest because the dates of interest payments under the series of swaps are the same as the dates on which interest repayments are due per the original bond.

The fair value of the hedging instrument at 31 March 2006 was an unrealised gain of £27.8m (2005: £32.2m gain).

The cash flow hedge was assessed to be highly effective at 31 March 2006 and an unrealised loss of £4.4m (2005: £3.5m) relating to the hedging instrument was included in equity, however it was fully offset by the unrealised loss on the Eurobond.

Hedging of interest due under finance leases

Yorkshire Water has a number of finance leases with a number of counterparties lasting from inception for periods up to 32 years. In each instance interest payable under the lease is set once a year in late March or early April based on 12 month LIBOR. Yorkshire Water is therefore exposed to changes in 12 month LIBOR which could have a material effect on interest costs from year to year. In order to fix the interest cost on a proportion of its net debt, Yorkshire Water has entered into a number of floating to fixed rate interest rate swaps.

25. Financial instruments (continued)

(e) Hedges (continued)

Hedging of interest due under finance leases (continued)
The hedging instrument is a perfect cash flow hedge against changes in 12 month LIBOR for the period of the swap agreements because the dates of interest payments under the swaps are the same as the dates on which interest is due per the leasing agreements and the nominal value of the swaps that hedge the cost total less than the nominal value outstanding.

The fair value of the hedging instrument at 31 March 2006 was an unrealised loss of £13.5m (2005: £10.9m loss).

The cash flow hedge was assessed to be highly effective at 31 March 2006 and an unrealised loss of £1.8m (2005: £2.3m gain) relating to the hedging instrument was included in equity (net of deferred tax).

Hedging of investments in foreign operations
At each reporting date the group translates the dollar value in the UK investment in the US operations into sterling at the closing rate. To hedge against movements in the US dollar/sterling exchange rate the group has entered into cross currency swaps and forward exchange contracts. Together these two instruments hedge $461m of the group's exposure.

The two hedging mechanisms are perfect hedges and both are translated at each reporting date using the same exchange rates as that used in retranslating the investment. Gains or losses on the retranslation of these instruments are transferred to equity to offset any gains or losses on the retranslation of the investment in the subsidiary.

26. Share-based payments

Share options

The employee share option plans are open to all qualifying employees and provide for an exercise price equal to the daily average market price on the date of grant less 20%. The options will vest if the employee remains in service for the full duration of the option scheme (either three or five years). There are no cash settlement alternatives.

	2006 Options	**2006 Weighted average exercise price (£)**	2005 Options	2005 Weighted average exercise price (£)
Outstanding at the beginning of the year	**3,242,496**	**3.65**	3,836,230	3.14
Granted during the year	**757,210**	**5.88**	809,394	4.61
Lapsed during the year	**(72,666)**	**3.81**	(186,065)	3.64
Exercised during the year	**(938,712)**	**3.15**	(1,217,063)	2.66
Outstanding at the end of the year	**2,988,328**	**4.50**	3,242,496	3.65
Of which exercisable at the end of the year	**53,932**	**3.14**	86,078	2.50

The weighted average share price at the date of exercise for share options exercised during the year was £7.98 (2005: £5.95).

The options outstanding at 31 March 2006 had a weighted average exercise price of £4.50, and a weighted average remaining contractual life of 2.5 years.

The fair value of the share options granted is estimated as at the date of grant using the Black Scholes statistical model.
The inputs into the Black Scholes model are as follows:

	2006	2005
Share price at date of grant	**735p**	629p
Exercise price	**588p**	461p
Expected volatility	**25%**	25%
Expected life	**3 and 5 years**	3 and 5 years
Risk free rate	**4.56%**	4.81%
Expected dividends	**30p**	29p

Expected volatility was determined by calculating the historical volatility of the group's share price over the previous 6 years.

Long term incentive plan (LTIP)

Awards under the Long Term Incentive Plan have two separate vesting conditions, both of which are dependent on market-based conditions. The market-based conditions of the award are taken into account in valuing the award at the grant date by applying the probability that the LTIPs will vest to the current market price of the group's shares. At each subsequent balance sheet date the group revises its estimate of the number of employees who will receive awards. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

70% of the full value of the LTIPs will vest based on the company's total shareholder return (TSR) performance over the performance period (three years). The group's share performance will be compared with reference to the six UK listed water companies. At the end of the performance period the TSR of all seven companies will be calculated, and the results ranked. Full vesting will require top ranking and, if Kelda is ranked between median and top position, between 30% and 100% of the shares will vest depending on how close Kelda's TSR is to the first and fourth companies.

For the remaining 30%, the group's TSR will be compared to the constituents of the FTSE 350 index. No shares will vest unless Kelda is ranked at least median. 30% vest at median and 100% will vest if Kelda is in the top 20% of companies, with pro-rata vestings based on ranking position for intermediate performance.

	LTIPs	**2006 Weighted average fair value (£)**	LTIPs	2005 Weighted average fair value (£)
Outstanding at the beginning of the year	**884,525**	**2.86**	770,838	3.45
Granted during the year	**294,149**	**2.43**	348,604	1.82
Lapsed during the year	**(86,259)**	**3.04**	(127,568)	3.09
Vested during the year	**(121,144)**	**3.45**	(107,349)	3.45
Outstanding at the end of the year	**971,271**	**2.64**	884,525	2.86

27. Additional cash flow information

Analysis of movement in net debt

	At 1 April 2004 £m	Cash movement £m	Fair value and other non-cash movements £m	At 31 March 2005 £m	Cash movement £m	Fair value and other non-cash movements £m	**At 31 March 2006 £m**	Transferred to assets and liabilities for sale £m	**Continuing operations at 31 March 2006 £m**
Cash and cash equivalents	263.8	(96.1)	(0.6)	167.1	(69.3)	1.1	**98.9**	(16.2)	**82.7**
Short term deposits (> 3 months)	–	–	–	–	–	2.6	**2.6**	(2.6)	–
Financial assets	28.9	–	3.5	32.4	–	(4.6)	**27.8**	–	**27.8**
	292.7	(96.1)	2.9	199.5	(69.3)	(0.9)	**129.3**	(18.8)	**110.5**
Overdrafts	(8.1)	6.0	–	(2.1)	(1.2)	0.1	**(3.2)**	–	**(3.2)**
Debt due within one year	(22.5)	(1.6)	–	(24.1)	30.1	(456.8)	**(450.8)**	3.1	**(447.7)**
Finance leases due within one year	(6.9)	(0.3)	–	(7.2)	(0.7)	–	**(7.9)**	–	**(7.9)**
	(37.5)	4.1	–	(33.4)	28.2	(456.7)	**(461.9)**	3.1	**(458.8)**
Debt due after one year	(1,515.9)	23.2	(0.5)	(1,493.2)	(131.1)	449.8	**(1,174.5)**	134.2	**(1,040.3)**
Finance leases due after one year	(463.7)	7.2	0.1	(456.4)	10.0	(0.1)	**(446.5)**	–	**(446.5)**
	(1,979.6)	30.4	(0.4)	(1,949.6)	(121.1)	449.7	**(1,621.0)**	134.2	**(1,486.8)**
Net debt	(1,724.4)	(61.6)	2.5	(1,783.5)	(162.2)	(7.9)	**(1,953.6)**	118.5	**(1,835.1)**

28. Commitments

	2006 £m	2005 £m
Contracts placed at 31 March	**301.0**	148.4

The long term investment programme for the UK regulated water services business, which is expected to identify substantial future capital expenditure commitments in the period 1 April 2005 to 31 March 2010, was agreed as part of the Periodic Review process finalised in December 2004.

The group has entered into a contract to fix the price of certain future electricity purchases.

At 31 March, group companies were committed to making the following payments under non cancellable operating leases as set out below.

The group has entered into commercial leases on certain property, motor vehicles and items of machinery. These leases have an average duration of between 3 and 10 years. There are no restrictions placed on the group by entering into the leases.

Future minimum rentals payable under non-cancellable operating leases are as follows:

	2006 Land and buildings £m	2006 Other £m	2005 Land and buildings £m	2005 Other £m
Within one year	**0.3**	**1.0**	0.3	1.0
Between two and five years	**0.2**	**0.1**	0.4	0.1
	0.5	**1.1**	0.7	1.1

29. Contingent liabilities

At the time of completion of the Waste Recycling Group (WRG) merger, an indemnity was given to WRG by Yorkshire Environmental Solutions Limited backed by a Kelda Group plc guarantee, in respect of a land fill site managed by 3C Waste Limited and known as the Rhonda site. The indemnity is unlimited in amount and the time limit for bringing claims is seven years from 26 January 1999, except for personal injury claims where the limit is 15 years. The matters covered under this indemnity are any losses arising out of:

(a) non compliance with an Environment Agency notice served in May 1998;

(b) any claims by individuals for personal injury, harm to health, nuisance etc;

(c) liability for neg igent performance of the contract between 3C Waste Limited and Rhonda Waste Disposal Limited.

30. Related parties

Group companies have extended finance to several associates and joint ventures on a proportionate basis with other principal stakeholders. These loans are included in investments analysed in note 14.

	Sales to related parties		Loans to/(from) related parties	
	2006 £m	2005 £m	2006 £m	2005 £m
Joint ventures				
Aberdeen Environmental Services (Holdings) Limited	**4.1**	3.5	**1.0**	2.4
Brey Utilities Limited	**-**	–	**13.7**	12.4
Brey Services Limited	**6.6**	5.8	**-**	–
Associates				
KeyLandmark Limited	**-**	–	**1.9**	0.7
Whitehall Landing Limited	**-**	–	**(0.3)**	(0.5)
Whinmoor Limited	**-**	–	**0.1**	0.1
KeyLand Gregory Limited	**-**	–	**2.2**	1.5
KeyLand Gregory (Retail) Limited	**-**	–	**0.1**	4.6
	10.7	9.3	**18.7**	21.2

30. Related parties (continued)

The loans carry market rates of interest. Total interest received on loans to associated undertakings and joint ventures was £2.2m (2005: £2.0m). All outstanding balances are unsecured. Sales to related parties are made at normal market prices. Sales and purchases between related parties are made at normal market prices. Outstanding balances with entities other than subsidiaries are unsecured. During the years ended 31 March 2006 and 2005 the group has not made any provision for doubtful debts relating to amounts owed by related parties.

There were no other material transactions between the group and its associated undertakings or joint ventures during the year.

Compensation of key management personnel (including directors)

	2006 £m	2005 £m
Short term benefits	**2.2**	2.2
Post-employment benefits	**0.3**	0.2
Share-based payments	**0.2**	0.5
	2.7	2.9

31. Explanation of transition to IFRS

This is the first year the company has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 March 2005 and date of transition to IFRS was 1 April 2004.

Accordingly, the group has prepared financial statements which comply with IFRS applicable for accounting periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 2. This note explains the principal adjustments made by the group in restating its UK GAAP balance sheet as at 1 April 2004 and its previously published UK GAAP financial statements for the year ended 31 March 2005.

IFRS1 allows first time adopters certain exemptions from the general requirements to apply IFRS as effective for March 2006 year ends retrospectively. Details of the exemptions taken by the group are are set out in note 2.

Reconciliation of income for the year ended 31 March 2005

	Note	UK GAAP £m	Associate and joint venture presentational change £m	Effect on transition £m	Reclassify operations to be discontinued £m	IFRS £m
Turnover		763.0	–	–	(92.2)	670.8
Operating costs	1, 2, 4	(459.4)	–	(6.0)	66.6	(398.8)
Operating profit		303.6	–	(6.0)	(25.6)	272.0
Share of associates' and joint ventures' profit after tax		6.6	(4.5)	–	–	2.1
		310.2	(4.5)	(6.0)	(25.6)	274.1
Net finance costs	4	(98.2)	3.7	1.7	9.4	(83.4)
Profit before tax		212.0	(0.8)	(4.3)	(16.2)	190.7
Tax expense	6	(37.8)	0.8	(19.7)	2.0	(54.7)
Profit after tax		174.2	–	(24.0)	(14.2)	136.0
Profit after tax from operations to be discontinued		–	–	–	14.2	14.2
Net profit/(loss)		174.2	–	(24.0)	–	150.2

31. Explanation of transition to IFRS (continued)

Reconciliation of equity at 31 March 2005

	Note	UK GAAP £m	Effect on transition £m	IFRS £m
Non-current assets				
Intangible assets	1	243.5	(34.5)	209.0
Property, plant and equipment	2	3,909.0	82.2	3,991.2
Investments in associated undertakings and joint ventures		1.3	–	1.3
Loans to associated undertakings and joint ventures		21.2	–	21.2
Financial assets	3	–	32.4	32.4
		4,175.0	80.1	4,255.1
Current assets				
Inventories		0.7	–	0.7
Trade and other receivables	4	201.9	(13.4)	188.5
Cash and cash equivalents		167.1	–	167.1
		369.7	(13.4)	356.3
Total assets		4,544.7	66.7	4,611.4
Current liabilities				
Trade and other payables	5	(338.9)	88.4	(250.5)
Tax liabilities		(27.2)	–	(27.2)
Short term borrowings		(33.4)	–	(33.4)
		(399.5)	88.4	(311.1)
Non-current liabilities				
Long term borrowings	3	(1,916.8)	(32.8)	(1,949.6)
Long term payables		(232.2)	–	(232.2)
Provisions for other liabilities		(3.1)	–	(3.1)
Deferred tax liabilities	6	(206.8)	(361.8)	(568.6)
Retirement benefits obligation	4	–	(103.8)	(103.8)
		(2,358.9)	(498.4)	(2,857.3)
Total liabilities		(2,758.4)	(410.0)	(3,168.4)
Net assets		1,786.3	(343.3)	1,443.0
Capital and reserves				
Called up share capital		58.4	–	58.4
Share premium account		16.7	–	16.7
Reserves		1,710.6	(342.7)	1,367.9
		1,785.7	(342.7)	1,443.0
Minority interest	3	0.6	(0.6)	–
Net equity		1,786.3	(343.3)	1,443.0

31. Explanation of transition to IFRS (continued)

Reconciliation of equity at 31 March 2004

	Note	UK GAAP £m	Effect on transition £m	IFRS £m
Non-current assets				
Intangible assets	1	244.1	(30.0)	214.1
Property, plant and equipment	2	3,719.7	89.0	3,808.7
Investments in associated undertakings and joint ventures		1.8	–	1.8
Loans to associated undertakings and joint ventures		13.7	–	13.7
Financial assets	3	–	28.9	28.9
		3,979.3	87.9	4,067.2
Current assets				
Inventories		0.8	–	0.8
Trade and other receivables	4	220.6	(13.4)	207.2
Cash and cash equivalents		263.8	–	263.8
		485.2	(13.4)	471.8
Total assets		4,464.5	74.5	4,539.0
Current liabilities				
Trade and other payables	5	(306.5)	71.5	(235.0)
Tax liabilities		(26.8)	–	(26.8)
Short term borrowings		(37.5)	–	(37.5)
		(370.8)	71.5	(299.3)
Non-current liabilities				
Long term borrowings	3	(1,950.3)	(29.3)	(1,979.6)
Long term payables		(233.8)	–	(233.8)
Provisions for other liabilities		(2.9)	–	(2.9)
Deferred tax liabilities	6	(191.8)	(339.2)	(531.0)
Retirement benefits obligation	4	–	(107.5)	(107.5)
		(2,378.8)	(476.0)	(2,854.8)
Total liabilities		(2,749.6)	(404.5)	(3,154.1)
Net assets		1,714.9	(330.0)	1,384.9
Capital and reserves				
Called up share capital		58.4	–	58.4
Share premium account		16.7	–	16.7
Reserves		1,639.2	(329.4)	1,309.8
		1,714.3	(329.4)	1,384.9
Minority interest	3	0.6	(0.6)	–
Net equity		1,714.9	(330.0)	1,384.9

Notes to the reconciliation of the balance sheet at 31 March 2005 and 31 March 2004 and the income statement for the year ended 31 March 2005:

1. Goodwill

Under IAS21, where an entity has previously accounted for goodwill arising on the acquisition of a foreign operation as an asset of the group, and therefore denominated in the currency of the group (sterling), such goodwill must now be treated as being denominated in a foreign currency and translated into the group's functional currency at each balance sheet date. From 1 April 2004, goodwill was retranslated into US dollars. At 1 April 2004 the cumulative translation differences on the US goodwill of £30.0m was recognised.

Also, under IFRS 3, goodwill is not amortised and must be tested annually for impairment. Following this requirement, goodwill amortisation ceased from 1 April 2004 with the value at that date being adopted as the fair value of goodwill.

2. Infrastructure renewals

Prior to 1 April 2004, all expenditure on infrastructure assets to increase capacity, to enhance the network and to maintain operating capability of the network was treated as a fixed asset addition after deducting grants and contributions. The depreciation charge was the estimated level of annual expenditure required to maintain the operating capability of the network based on an independently certified asset management plan. This policy is no longer permitted under IAS 16. The opening balance for infrastructure assets under IAS 16 was restated to the estimate fair value of the infrastructure network as a whole as deemed historic cost.

Infrastructure renewals expenditure will now be allocated between operating and capital expenditure, the latter being depreciated in accordance with IAS 16. The infrastructure renewals charge will be replaced by the resulting depreciation charge and operating costs.

3. Financial instruments

The group uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates and interest rates. All derivative financial instruments are accounted for at fair value whilst other financial instruments are accounted for at either amortised cost or fair value depending on their classification. Subject to stringent criteria, derivative financial instruments, financial assets and liabilities may be designated as forming hedge relationships, as a result of which fair value changes are offset against the fair value changes of the hedged item in the income statement or charged or credited to equity depending on the nature of the hedge relationship.

The group has interest rate swaps which hedge against the variability in floating rate finance lease payments due to interest rate movements, within a subsidiary of the group, Yorkshire Water Services Limited. At each balance sheet date the swaps are restated to fair value and the effective position of the hedge is recognised as a cash flow hedge directly in equity. Initial recognition sees the fair value of the swaps as a liability in the balance sheet with a debit to equity.

The group also has a series of swaps to hedge a 'Eurobond'. Transition to IFRS resulted in the creation of a financial asset, with a corresponding entry in reserves. The fair value movement on the Eurobond is recognised with a corresponding financial liability.

The redeemable preference shares are reclassified from equity to long term debt.

4. Employee benefits

Under IAS 19, the group's obligations to fund its defined benefit pension schemes must be recognised in the financial statements. IAS 19 also requires the separate recognition of the operating and finance costs of the scheme in the income statement. The group has chosen to recognise actuarial gains and losses in the statement of recognised income and expense.

5. Dividends

Under IAS 10 dividends are not recognised until they are declared. The final dividend declared after the end of the accounting period has therefore been reversed, resulting in an increase in net assets at the end of the accounting period. Dividends will no longer be shown on the face of the income statement but instead will be shown within the analysis of movements on reserves.

6. Tax

Under IAS 12, deferred tax is not permitted to be discounted. The discount at 31 March 2004 was £351m. Adoption of IFRS will lead to an increase in the tax charge by comparison with UK GAAP. IAS 12 also requires deferred tax to be recognised on all taxable or temporary differences (except as set out in the accounting policies note) rather than on timing differences. There has also been a change in the deferred tax charges due to changes in the calculation rules applied to assets and liabilities previously recognised under UK GAAP. Deferred tax changes have also arisen as a result of the recognition of items under IFRS not previously recognised under UK GAAP. (For example the deficit on the group's defined benefit pension schemes.)

Group companies

Principal subsidiary companies	Country of incorporation	Class of shares in issue	Proportion of class of share held
Water services			
Yorkshire Water Services Limited*	England & Wales	Ordinary	100%
Aquarion Company Inc	US	Ordinary	100%
Aquarion Water Company of Connecticut Inc	US	Ordinary	100%
Aquarion Water Company of New York Inc	US	Ordinary	100%
Aquarion Water Company of New Hampshire Inc	US	Ordinary	100%
Aquarion Water Company of Massachusetts Inc	US	Ordinary	100%
Aquarion Water Company of Sea Cliff Inc	US	Ordinary	100%
Delta Water Services Limited	England & Wales	Ordinary	100%
Grampian Waste Water Services Limited	Scotland	Ordinary	100%
Kelda Water Services Limited*	England & Wales	Ordinary	100%
Kelda Water Services (Wales) Limited	England & Wales	Ordinary	100%
Other activities			
KeyLand Developments Limited*	England & Wales	Ordinary	100%
KeyLand Investment Properties Limited	England & Wales	Ordinary	100%
Loop Customer Management Limited*	England & Wales	Ordinary	100%
Holding and finance companies			
Featurepack Limited*	England & Wales	Ordinary	100%
Kelda Group Inc	US	Ordinary	100%
Yorkshire Water Services Finance Plc	England & Wales	Ordinary	100%

Principal associated undertakings and joint ventures	Country of incorporation	Class of shares in issue	Proportion of class of share held
Aberdeen Environmental Services (Holdings) Limited	Scotland	Ordinary 'A'	Nil
	Scotland	Ordinary 'B'	100%
	Scotland	Ordinary 'C'	Nil
Brey Utilities Limited	England & Wales	Ordinary 'A'	100%
	England & Wales	Ordinary 'B'	Nil
	England & Wales	Ordinary 'C'	Nil
Brey Services Limited	England & Wales	Ordinary 'A'	100%
	England & Wales	Ordinary 'B'	Nil
	England & Wales	Ordinary 'C'	Nil

* Shares held by parent company

Five year financial summary

		IFRS		UK GAAP		
		2006	2005	2004	2003	2002
Turnover: Group and share of associates and joint ventures	£m	**929.6**	806.2	822.6	838.1	799.8
Water Services						
– UK regulated	£m	**693.8**	640.1	604.4	567.0	559.8
– US operations	£m	**104.2**	92.2	94.1	93.7	70.5
Other activities	£m	**85.6**	30.7	27.0	29.8	28.5
Associates and joint ventures	£m	**46.0**	43.2	97.1	147.6	141.0
Operating profit: Group and share of associates and joint ventures	£m	**352.9**	304.2	292.2	277.1	265.3
Water Services						
– UK regulated	£m	**312.7**	272.1	252.5	233.7	225.5
– US operations	£m	**32.8**	25.6	31.6	34.9	28.2
Other activities	£m	**6.5**	4.8	4.7	2.6	(3.5)
Associates and joint ventures	£m	**5.6**	6.6	8.2	11.8	20.3
Corporate costs	£m	**(4.7)**	(4.9)	(4.8)	(5.9)	(5.2)
Profit before taxation and exceptional items	£m	**248.2**	218.6	191.6	175.2	162.7
Profit before taxation	£m	**248.2**	206.9	206.2	164.3	197.1
Earnings per share	p	**46.9**	40.5	47.1	32.7	39.3
Adjusted earnings per share (excluding deferred tax)	p	**54.0**	52.1	46.2	42.4	39.1
Dividend per share – interim	p	**8.75**	8.34	8.10	7.86	7.70
– final	p	**21.60**	20.66	18.73	18.19	17.80

		2006	2005	2004	2003	2002
Assets employed						
Non-current assets (including discontinued operations)	£m	**4,451.1**	4,222.7	3,996.3	3,988.6	3,661.9
Net current assets/(liabilities) and non-current liabilities	£m	**(1,040.5)**	(996.2)	(558.6)	(550.3)	(534.9)
	£m	**3,410.6**	3,226.5	3,437.7	3,438.3	3,127.0
Financed by						
Shareholders' funds	£m	**1,457.0**	1,443.0	1,731.3	1,717.3	1,690.5
Minority interests	£m	**–**	–	0.6	0.6	–
Net debt	£m	**1,953.6**	1,783.5	1,705.8	1,720.4	1,436.5
	£m	**3,410.6**	3,226.5	3,437.7	3,438.3	3,127.0
Yorkshire Water regulated investment						
Capital expenditure	£m	**270.3**	282.2	246.4	263.3	270.2
Infrastructure renewals	£m	**60.3**	67.0	55.9	56.2	54.5
	£m	**330.6**	349.2	302.3	319.5	324.7
Employees (average number)						
Water services						
– UK regulated	No.	**2,129**	2,158	2,157	2,147	2,103
– US operations	No.	**568**	592	589	490	411
Other activities	No.	**972**	682	715	621	650
Group total	No.	**3,669**	3,432	3,461	3,258	3,164

Regulatory accounts

The regulatory accounting information of Yorkshire Water Services Limited for the year ended 31 March 2006 published in accordance with Condition F of the Instrument of Appointment, can be obtained free of charge by writing to the Company Secretary, Western House, Halifax Road, Bradford BD6 2SZ.

IFRS and UK GAAP

The amounts disclosed for 2004 and earlier periods is stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS. The principal differences between UK GAAP and IFRS are explained in note 31 to the financial statements which provides an explanation of the transition to IFRS.

Auditor's report on the company financial statements

Independent auditor's report to the members of Kelda Group plc

We have audited the parent company financial statements of Kelda Group plc for the year ended 31 March 2006 which comprise the company balance sheet and the related notes 1 to 13. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the group financial statements of Kelda Group plc for the year ended 31 March 2006.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable United Kingdom law and accounting standards (United Kingdom Generally Accepted Accounting Practice) as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view, the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and that the information given in the directors' report is consistent with the parent company financial statements. This information given in the director's report includes that specific information presented in the business review that is cross-referred from the business review section of the directors' report.

We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the unaudited part of the Directors' Remuneration Report, the Chairman's Statement and the Business Review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2006;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the parent company financial statements.

Ernst & Young LLP
Registered auditor
Leeds
24 May 2006

Company balance sheet

At 31 March 2006

	Notes	2006 £m	2005 (restated) £m
Fixed assets			
Financial assets	13	–	32.4
Investments in group undertakings	4	**1,722.0**	1,669.6
Current assets			
Debtors	5	**85.3**	52.9
Financial assets	13	**27.8**	–
Cash and short term deposits		**78.6**	98.9
		191.7	151.8
Creditors: amounts falling due within one year			
Short term borrowings	7	**(433.4)**	–
Other creditors	6	**(173.0)**	(214.3)
Net current liabilities		**(414.7)**	(62.5)
Total assets less current liabilities		**1,307.3**	1,639.5
Creditors: amounts falling due after more than one year			
Long term borrowings	7	**(439.5)**	(872.3)
Other creditors	6	**(2.0)**	(2.0)
Provisions for liabilities and charges	8	–	(0.4)
Net assets		**865.8**	764.8
Capital and reserves			
Called up share capital	9	**57.0**	58.4
Share premium account	9	**16.7**	16.7
Capital redemption reserve	9	**146.7**	145.3
Profit and loss account	9	**651.4**	555.5
Share-based payment reserve	9	**3.8**	2.2
Hedging reserve	9	–	0.1
Investment in own shares	9	**(9.8)**	(13.4)
Equity shareholders' funds		**865.8**	764.8

Approved by the board of directors on 24 May 2006 and signed on their behalf by:

Martin Towers, Group finance director

1. Company accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention, modified to include revaluation of certain financial instruments as described below, in accordance with applicable UK Generally Accepted Accounting Principles (UK GAAP). The company has departed from consistent accounting policies with the group as the group financial statements are prepared under International Accounting Standards for the first time in 2006 and the company directors have taken the decision to continue preparing the company financial statements in accordance with UK GAAP. The main differences can be found in note 31 to the group financial statements.

The accounting policies of the company have been consistently applied over both the current and preceding period. The going concern basis has been applied in these accounts.

New accounting standards

The company has adopted the following accounting standards in the year:

- FRS17 'Retirement Benefits'. FRS17 is fully in effect for the current year. As set out below, the company is unable to identify its share of the underlying assets and liabilities in the group schemes and therefore continues to account for pensions on a contributions basis. As a result, adoption of FRS17 has no effect on the company's results or net assets.

- FRS20 'Share-based Payments'. Under FRS20 the company is required to reflect share-based payments in the profit and loss account. The company operates a savings related share option scheme under which options have been granted to employees. The fair value of employee services rendered in exchange for the grant of options is recognised as an expense in the income statement with a corresponding credit to equity.

  The total amount which is expensed over the specified period until the options can be exercised (the vesting period) is determined by the fair value of the option at the date of the grant. The fair value of the option calculated is determined by use of mathematical modelling including the Black Scholes option pricing model.

  The company re-assesses its estimate of the number of options that are expected to become exercisable at each balance sheet date. Any adjustments to the original estimates are recognised in the income statement (and equity). No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

  Awards under the Long Term Incentive Plan have two separate vesting conditions, both of which are dependent on market-based conditions (Kelda shareholder return against a comparator group and against the market). The market-based conditions of the award are taken into account in valuing the award at the grant date. Details of the valuation method adopted for shares granted under the plan are set out in note 26 to the consolidated financial statements. At each subsequent balance sheet date the company revises its estimate of the number of employees who will receive awards. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The provisions of FRS20 have been applied to options granted after 7 November 2002 and not vested before 1 January 2005. The adoption of FRS20 increased net assets by £0.4m and has a £nil effect on the profit and loss account.

- FRS21 'Events after the Balance Sheet Date'. FRS21 changes the approach to dividends declared after the balance sheet date in respect of the year for which the accounts are prepared such that these dividends are no longer accrued for in the balance sheet. As a result of adopting FRS21 the company's net assets at 31 March 2005 increased by £0.2m.

- FRS23 'The Effects of Changes in Foreign Exchange Rates'. FRS23 sets out additional guidance on the translation method for transactions in foreign currencies and on determining the functional and presentational currencies. The adoption of FRS23 has no effect on the company's profit or net assets.

- FRS25 'Financial Instruments: Disclosure and Presentation'. FRS25 sets out the requirements for the presentation of and disclosures relating to financial instruments. The adoption of FRS25 had no effect on the company's profit or net assets; disclosures complying with FRS25 are included in the group financial statements.

- FRS26 'Financial Instruments: Measurement'. FRS26 sets out requirements for measurement, recognition and de-recognition of financial instruments. The adoption of FRS26 had increased the company's net assets by £0.1m.

- FRS28 'Corresponding amounts'. FRS28 sets out the requirements for the disclosure of corresponding amounts for items shown in an entity's primary financial statements and the notes to the financial statements. The adoption of FRS28 had no effect upon the company's profit or net assets.

Foreign currencies

In preparing the financial statements for the current year the company has adopted FRS23. As noted above while this represents a change in accounting policy there is no reportable impact on comparative figures.

The presentational currency of the company is sterling.

Assets and liabilities expressed in overseas currencies are translated into sterling at the exchange rates ruling at the balance sheet date.

Depreciation

Depreciation is provided on all tangible fixed assets at rates calculated to write-off the cost, less estimated residual value, of each asset evenly over its expected useful life.

Useful economic lives are principally as follows:

Fixed plant	5 – 40 years
Vehicles, mobile plant and computers	3 – 10 years

Taxation
The charge for taxation is based on the result for the year as adjusted for disallowable and non taxable items using current rates and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more or a right to pay less tax in the future have occurred at the balance sheet date, subject to the following:

- provision is made for gains on disposals of fixed assets that have been rolled over into replacement assets only where, at the balance sheet date, there is a commitment to dispose of the replacement assets;
- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is calculated at the rates at which it is estimated that tax will arise based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is discounted using post tax yields to maturity that could be obtained at the balance sheet date on government bonds with maturity dates similar to those of the deferred tax assets and liabilities.

Investments in subsidiaries
Investments in subsidiaries are stated at cost and reviewed for impairment if there are indications that the carrying value may not be recoverable.

Financial instruments

Cash and cash equivalents
Cash equivalents are defined as including short term deposits with original maturity within 3 months. For the purposes of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents net of outstanding bank overdrafts held with the same bank where there is a legal right and intention to offset.

Trade debtors and creditors
Trade debtors do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. There is no intention to trade the debtors. Trade creditors are not interest bearing and are stated at their nominal value.

Interest bearing loans and borrowings
All loans and borrowings are initially recognised at fair value less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses arising on re-purchase, settlement or otherwise cancellation of liabilities are recognised respectively in investment income and finance costs.

Investments
All investments are initially recorded at cost, being the fair value of the consideration given and including the acquisition charges associated with the investment. Investments are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at their fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period. Fair value changes arising from foreign exchange movements or from income receivable are recorded in the income statement for the period.

Derivative financial instruments
The company uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the net profit and loss such that it is fully amortised by maturity.

In relation to cash flow hedges to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in net profit or loss.

When the hedged firm commitment results in the recognition of a non-monetary asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for special hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the effective portion of the hedge is recognised in equity and any gain or loss on the ineffective portion is recognised in the income statement. On disposal of the foreign operation the cumulative value of any gains or losses recognised directly in equity is transferred to the income statement.

The directors have taken advantage of the exemption in FRS25 and have excluded disclosures relating to financial instruments from the financial statements on the basis that the financial instruments of the company are included within the consolidated financial statements of the group.

Pensions

The company's employees participate in a number of group defined benefit schemes as described in note 22 in the consolidated financial statements. The company is unable to identify its share of the underlying assets and liabilities in the schemes on a consistent and reasonable basis and therefore accounts for the schemes as if they were defined contribution schemes. Details of the defined benefit schemes of the group (accounted for in accordance with group's accounting policies) can be found in note 2 of the consolidated financial statements.

Provisions

Provision is made in accordance with FRS12 for self-insured third party liability claims incurred but not reported.

2. Profit attributable to parent company

The profit of the parent company, was £278.6m (2005: £88.6m). Advantage has been taken of the exemption available under section 230 of the Companies Act 1985 not to present a profit and loss account for the company alone. The parent company profit and loss account was approved by the board on 24 May 2006.

3. Tangible fixed assets

The assets of the parent company comprise plant and equipment. At both 1 April 2005 and 31 March 2006 both the cost and accumulated depreciation of the fixed assets was £0.3m, leaving a net book value of £nil.

The company does not have any assets held under finance leases.

4. Investments

	Shares in group undertakings £m	Loans to group undertakings £m	Total investments in group undertakings £m
Cost			
At 1 April 2005 (restated)	934.1	735.5	1,669.6
Movement in year	0.9	51.5	52.4
At 31 March 2006	**935.0**	**787.0**	**1,722.0**

5. Debtors

	2006 £m	2005 (restated) £m
Amounts owed by subsidiary undertakings	**33.3**	29.3
Prepayments and accrued income	**20.1**	17.9
Deferred tax asset	**0.4**	0.3
Tax debtor	**30.2**	4.5
Other debtors:		
Receivable within one year	**1.3**	0.9
	85.3	52.9

Deferred tax asset

	£m
At 1 April 2004 and 31 March 2005	0.3
Additions during the year	0.1
At 31 March 2006	0.4

Deferred tax in the company is in relation to a short term timing difference. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible timing differences can be utilised.

6. Other creditors

	2006 £m	2005 (restated) £m
Amounts falling due within one year:		
Amounts owed to subsidiary undertakings	**117.6**	163.9
Other creditors	**55.4**	50.4
	173.0	214.3
Amounts falling due after more than one year:		
Other creditors	**2.0**	2.0
	2.0	2.0

7. Borrowings

Short term borrowings

	2006 £m	2005 (restated) £m
Other loans	**4.4**	–
5.25% Eurobond 2006	**429.0**	–
At 31 March 2006	**433.4**	–

Long term borrowings

	2006 £m	2005 (restated) £m
6.625% bond 2031	**240.2**	240.1
6.875% guaranteed bonds 2010	**199.3**	199.2
5.25% Eurobond 2006	**–**	433.0
	439.5	872.3
Long term borrowings are repayable as follows:		
In more than one year but not more than two years	**–**	433.0
In more than two years but not more than five years	**–**	–
After more than five years	**439.5**	439.3
	439.5	872.3

8. Provisions

	£m
At 1 April 2005	0.4
Utilised in year	(0.4)
At 31 March 2006	–

9. Movement on reserves

	Issued capital £m	Share premium £m	Capital redemption reserve £m	Investment in own shares £m	Hedging reserve £m	Share-based payment reserve £m	Profit and loss reserve £m	Total £m
Shareholders' funds at 1 April 2005	58.4	16.7	145.3	(13.4)	0.1	2.2	555.5	**764.8**
Retained profit for the year	–	–	–	–	–	–	278.6	**278.6**
Share buy back	(1.4)	–	1.4	–	–	–	(72.9)	**(72.9)**
Dividends approved and paid	–	–	–	–	–	–	(109.4)	**(109.4)**
Treasury shares disposed of through vesting of share schemes	–	–		3.6	–	–	–	**3.6**
Losses on cash flow hedges	–	–	–	–	(0.1)	–	–	**(0.1)**
Share-based payment charges	–	–	–	–	–	1.6	–	**1.6**
Retranslation of US dollar loan	–	–	–	–	–	–	(0.4)	**(0.4)**
Shareholders' funds at 31 March 2006	57.0	16.7	146.7	(9.8)	–	3.8	651.4	**865.8**

Investments in own shares consists of 2,947,812 ordinary shares of the company with a nominal value of 15 $^{5}/_{9}$ p which are held in the ESOT.
The market value of the shares held by the ESOT at 31 March 2006 was £23.2m (net book value £9.8m). The market value of the shares held by the ESOT on 24 May 2006 was £22.5m.

10. Reconciliation of shareholders' funds

	2006 £m	2005 £m
Shareholders' funds at 1 April	**764.8**	768.7
Adoption of FRS20, FRS21 and FRS26	**–**	0.7
Shareholders' funds at 1 April	**764.8**	769.4
Profit attributable to shareholders	**278.6**	88.6
Share buy back	**(72.9)**	–
Dividends approved and paid	**(109.4)**	(100.3)
Treasury shares disposed of through vesting of share schemes	**3.6**	5.3
Losses on cash flow hedges	**(0.1)**	–
Share-based payment charges	**1.6**	1.8
Retranslation of US dollar loan	**(0.4)**	–
Shareholders' funds at 31 March	**865.8**	764.8

11. Share-based payments

Details of share-based payments schemes operated by the company are disclosed in note 26 of the group accounts. The charge for share-based payments was £0.1m (2005: £0.3m).

12. Directors and employees

	2006 £m	2005 £m
Wages and salaries	**1.9**	2.2
Social security contributions	**0.2**	0.2
Other pension costs	**1.0**	0.3
	3.1	2.7

On average the company had 28 employees during the year ending 31 March 2006 (2005: 31). Details of directors' emoluments are set out in the directors' remuneration report. No elements related specifically to their work in the company.

13. Other information

Disclosure notes relating to share capital, share re-purchases and financial instruments are included within the financial statements of the group.

The company has guaranteed certain subsidiary undertakings' borrowings of £763.4m (2005: £691.8m).

The company has taken advantage of the exemption granted by paragraph 3c of FRS8, not to disclose transactions with other group companies.

The auditor's remuneration for the year was £0.1m (2005: £0.1m).

UK regulated water services additional information

1. Analysis of operating profit

	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
UK GAAP before exceptional items	**300.9**	284.6
Exceptional items	**-**	(5.8)
UK GAAP after exceptional items	**300.9**	278.8
IFRS adjustments	**11.8**	(6.7)
IFRS	**312.7**	272.1

2. Summary income statement under UK GAAP

	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Turnover	**693.8**	640.1
Expenses	**(392.9)**	(355.5)
Profit excluding exceptional costs	**300.9**	284.6
Exceptional costs	**-**	(5.8)
Operating profit	**300.9**	278.8
Finance costs	**(81.7)**	(76.8)
Profit before tax	**219.2**	202.0
Tax	**(66.1)**	(35.7)
Profit for the year	**153.1**	166.3

General information

Financial calendar

Announcement of preliminary results	24 May 2006
Annual general meeting	25 July 2006
Ex dividend date	02 August 2006
Record date	04 August 2006
Final dividend payment date	25 August 2006
Announcement of interim results	28 November 2006
Ex dividend date	06 December 2006
Record date	08 December 2006
Interim dividend payment date	05 January 2007

Analysis of ordinary shareholders at 31 March 2006 by size of account and category

	Number of holders	Number of shares held	% of total share
1 - 500	20,880	4,929,427	1.35%
501 - 1,000	12,295	9,187,200	2.51%
1,001 - 10,000	14,870	31,118,047	8.49%
10,001 - 100,000	582	18,861,049	5.15%
100,001 - 500,000	195	46,363,628	12.65%
500,001 +	101	255,911,045	69.85%
	48,923	366,370,396	

	Number of holders	Number of shares held	% of total share
Individuals	45,354	52,155,723	14.23%
Nominee companies	3,285	308,918,741	84.32%
Banks & insurance companies	20	1,743,951	0.48%
Pension funds	56	1,894,995	0.52%
Other corporate bodies	208	1,656,986	0.45%
	48,923	366,370,396	

Payment of dividends to mandated accounts
Shareholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate form obtainable from the registrar. Tax vouchers are sent to the shareholder's registered address under this arrangement unless requested otherwise.

Share price information
The latest Kelda Group plc share price is available at www.keldagroup.com, Ceefax, Teletext and also on the FT CityLine, telephone 0906 003 5492 (calls charged at 60p per minute).

Information on gifting your shares
To transfer your shares to another member of your family as a gift, please ask the company's registrar for a gift transfer form. The completed transfer form and relevant share certificate(s) should be returned to the registrar to record the change in ownership.

The company supports a scheme whereby shareholders with small holdings of shares, whose value makes them uneconomic to sell, can donate them to Wateraid. Details can be obtained from the shareholder information office. Further information about Wateraid is available at www.wateraid.org.uk.

Share dealing service
Information on a low cost share dealing service offered by our registrar is available from Capita on 0870 458 4577 or at www.capitadeal.com.

Report on cassette tape
For the benefit of blind and partially sighted shareholders the text of the Annual Report 2006 is available on audio cassette tape free of charge from the shareholder information office. Anyone knowing a shareholder who could benefit from this service is asked to draw it to their attention.

Avoiding unsolicited mail
The company is legally obliged to make its register of members available to other organisations on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the amount of unsolicited mail, you should write to Mailing Preference Service, FREEPOST 29 LON20771, London W1 EOZT Tel: 0845 703 4599, or you can register online at www.mpsonline.org.uk.

Our contact details

Secretary and Registered Office
Philip Hudson
Kelda Group plc
Western House
Halifax Road
Bradford
BD6 2SZ
Tel: 01274 600 111

Registrar
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
HD8 OLA
Tel: 0870 162 3131
www.capitaregistrars.com
e-mail:
shareholder.services@capitaregistrars.com

Auditor
Ernst & Young LLP
PO Box 61
Cloth Hall Court
14 King Street
Leeds
LS1 2JN

Principal Bankers
National Westminster Bank plc
City Office
Park Row
Leeds
LS1 2QS

Financial Advisers
Greenhill & Co
Regent Gate
56–58 Conduit Street
London
W1S 2YZ

Joint Stockbrokers
UBS
1 Finsbury Avenue
London
EC2M 2PP

JP Morgan Cazenove
20 Moorgate
London
EC2R 6DA

Shareholder Information Office
Freephone: 0800 919 303

Water Supply and General Enquiries
Customer helpline: 0845 1 24 24 24

Waste Water Enquiries
Customer helpline: 0845 1 24 24 29

Billing Enquiries
Customer helpline: 0845 1 24 24 20

www.keldagroup.com
www.yorkshirewater.com
www.aquarion.com
www.loop.co.uk


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100% of the text pages 1-44 of this report are produced on material which contains 50% recycled and de-inked pulp from post-consumer waste. The remaining 50% is made up of Forest Stewardship Council (FSC) virgin fibre and pulp.

The cover and pages 45-96 are also produced on material which is 50% recycled from post-consumer waste.

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Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ

www.keldagroup.com

KeldaGroup



Kelda Group plc
Notice of annual general meeting 2006

Including explanatory notes.
To be held at 11am on Tuesday 25 July 2006



Notice of annual general meeting 2006

Notice is hereby given that the annual general meeting of Kelda Group plc (the 'company') will be held at the Leeds Marriott Hotel, 4 Trevelyan Square, Boar Lane, Leeds LS1 6ET on Tuesday 25 July 2006 at 11am for the following purposes:

To consider and, if thought fit, pass resolutions 1 to 7 as ordinary resolutions and resolutions 8 and 9 as special resolutions.

Resolution 1

TO RECEIVE THE DIRECTORS' REPORT, THE AUDITOR'S REPORTS AND THE COMPANY'S ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2006.

Resolution 2

TO APPROVE THE DIRECTORS' REMUNERATION REPORT FOR THE YEAR ENDED 31 MARCH 2006.

Resolution 3

TO DECLARE A FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2006.

Resolution 4

TO RE-ELECT C C FISHER AS A DIRECTOR OF THE COMPANY.

Resolution 5

TO RE-ELECT M G TOWERS AS A DIRECTOR OF THE COMPANY.

Resolution 6

TO RE-APPOINT ERNST & YOUNG LLP AS AUDITOR OF THE COMPANY AND TO AUTHORISE THE DIRECTORS TO DETERMINE THEIR REMUNERATION.

Resolution 7

That:

(a) the general and unconditional authority conferred on the directors to allot relevant securities as defined in section 80 of the Companies Act 1985 (as amended) be renewed for the period ending at the conclusion of the annual general meeting in 2007 or on 24 October 2007, whichever is the earlier;

(b) the maximum amount of relevant securities which the directors may allot during this period shall be 18,977,979;

(c) the company may, before this authority expires, make an offer or agreement which would or might require relevant securities to be allotted after it expires; and

(d) all previous authorities under section 80 of that Act shall cease to have effect.

Resolution 8

That:

(a) the directors be given power pursuant to section 95 of the Companies Act 1985 (as amended) to: (i) subject to the passing of resolution 7, allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to Resolution 7 and (ii) allot equity securities for cash (as defined in section 94(3)A of that Act) in either case as if section 89(1) of that Act did not apply to such allotment but this power shall be limited:

(A) to the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all those shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date but the directors may make such exclusions or other arrangements as they consider expedient in relation to fractional entitlements, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange; and

(B) to the allotment (other than under (A) above) of equity securities having a nominal amount not exceeding in aggregate £2,849,546;

(b) this power shall expire at the conclusion of the annual general meeting in 2007 or on 24 October 2007 whichever is the earlier;

(c) all previous authorities under section 95 of that Act shall cease to have effect; and

(d) the company may, before this power expires, make an offer or agreement which would or might require equity securities to be allotted after it expires.

Resolution 9

That in accordance with article 51.2 of its articles of association and the Companies Act 1985, the company is authorised generally and without conditions to make market purchases (as defined in section 163(3) of the Companies Act 1985 as amended) of its ordinary shares of 15 5/9 pence each on such terms and in such manner as the directors may determine, but

(a) the company may not purchase more than 37,566,039 ordinary shares;

(b) the company may not pay less than 15 5/9 pence for each ordinary share;

(c) the company may not pay, in respect of each ordinary share, more than the higher of an amount equal to:

(i) 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company agrees to buy the ordinary shares; and

(ii) that stipulated by Article 5(1) of the Buyback and Stabilisation Regulation 2003;

(d) this authority shall expire at the conclusion of the company's annual general meeting in 2007 or on 24 October 2007, whichever is the earlier; and

(e) the Company may agree, before this authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.

By order of the board
Philip Hudson, Group Company Secretary
24 May 2006
Registered Office
Western House, Halifax Road, Bradford BD6 2SZ
Registered in England and Wales. No. 2366627

General notes

1. Entitlement to attend and vote

To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast) a person must have their name entered on the register of members no later than 6.00pm on 23 July 2006. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the meeting.

2. Appointment of proxies

A shareholder entitled to attend and to vote at the meeting is entitled to appoint one or more proxies to attend the meeting, and any adjournment thereof, and on a poll, vote instead of him/her. You are asked to note that proxies will not be permitted to speak at the meeting. A proxy need not be a shareholder of Kelda Group plc. Forms of proxy and the original or fully certified copy of the power of attorney or other authority (if any) under which it is signed or authenticated, should be deposited at the office of the registrars, Capita Registrars, Proxy Department, PO Box 25, Beckenham, Kent BR3 4BR not less than 48 hours before the time for holding the meeting. A pre-paid envelope is enclosed for this purpose.

3. Documents available for inspection

The register of directors' interests (including interests of their immediate families) in the share capital of the company together with copies of directors' service contracts with the company and terms of appointment for non-executive directors are available for inspection by shareholders during business hours at the registered office of the company on any weekday (Saturdays and public holidays excepted) and will also be available for inspection at the Leeds Marriott Hotel from 10am on the day of the annual general meeting until the conclusion of the meeting.

4. Electronic voting

You may register your voting directions electronically by contacting www.keldagroup-shares.com, where full details of the procedures are given (see note 5 on your proxy form for deadlines). If you return more than one proxy appointment, either by paper or electronic communication, that received last by the registrars before the latest time for the receipt of proxies will take precedence. You will need your unique Investor Code when prompted, which is printed on your proxy form.

5. Electronic proxy appointment through CREST

The board has resolved that CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting to be held on 25 July 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting.

6. Electronic communication service

Shareholders are reminded that they may receive shareholder communications from Kelda Group plc electronically. The electronic communication service offers the following benefits:

- The company's full annual report and accounts can be viewed on the day they are published.
- Your AGM votes can be cast electronically.
- Important shareholder communications may be received electronically.
- You may see details of your individual shareholdings quickly and securely online.

If you wish to take advantage of this service you may register your request on our registrar's website at www.capitaregistrars.com

Explanatory notes on the business to be transacted at the annual general meeting

Accounts (resolution 1)

The directors of the company must lay before the meeting the accounts of the company for the financial year ended 31 March 2006, the report of the directors and the reports of the auditor of the company on those accounts.

The annual report and accounts is available on the company's website www.keldagroup.com.

Remuneration report (resolution 2)

The remuneration report for the year ended 31 March 2006 has been prepared in accordance with the Companies Act 1985. The Act specifies that shareholders must also be given the opportunity to approve it. Accordingly, the directors invite shareholders to approve the remuneration report which is included in the Annual Report and Accounts 2006.

Dividend (resolution 3)

A final dividend of 21.60 pence is recommended by the directors for payment to shareholders who are on the register at the close of business on 4 August 2006. It is proposed that shareholders approve this dividend by passing this resolution. A final dividend can only be declared by the company if approved by shareholders at a general meeting and the amount of the dividend must not exceed the amount recommended by the directors. If so approved the date of payment of the final dividend will be 25 August 2006.

Re-election of directors (resolutions 4 and 5)

The company's articles of association require all directors to submit themselves for re-election at least every three years. This provision also ensures that, as a minimum, one third of the board of directors, together with any director appointed since the last annual general meeting, retires each year and, if they are eligible and so desire, stand for re-appointment at the annual general meeting. Directors retire on the basis of their length of service since their last election. Both Christopher Fisher and Martin Towers are retiring on the basis on the length of service since their last election and being eligible, offer themselves for re-appointment.

Following a formal performance review by the board, it has confirmed that each director standing for re-election demonstrated commitment to the role and performed effectively.

Details of these directors are included on page 5.

Re-appointment of auditor (resolution 6)

The company is required to appoint an auditor at each annual general meeting at which accounts are laid, to hold office until the next such meeting. The present auditor, Ernst & Young LLP, are willing to continue in office for a further year and this resolution proposes their re-appointment and, in accordance with standard practice, authorises the directors to determine the auditor's remuneration.

Authority to allot shares (resolution 7)

Under section 80 of the Companies Act 1985 (as amended) the directors of the company may only allot relevant securities if so authorised by shareholders in general meeting.

Resolution 7 proposes that the authority be renewed giving the directors the power to allot relevant securities up to a nominal value of £18,977,979 (equivalent to approximately 33% of the issued share capital as at the date of this notice). The authority conferred by this resolution will expire at the conclusion of the annual general meeting in 2007 or on 24 October 2007 (whichever is earlier) and will replace the previous authority given at the annual general meeting on 27 July 2005. It is the directors' intention to renew this authority annually. The directors have no present intention of exercising the authority conferred by this resolution.

Allotment of shares for cash (resolution 8)

If equity securities (as defined by section 94 of the Companies Act 1985) are to be allotted and are to be paid for in cash, section 89(1) of the Companies Act 1985 requires that those new equity securities are offered in the first instance to existing shareholders in proportion to the number of ordinary shares they each hold at that time. The entitlement to be offered the new shares first is known as 'pre-emption rights'.

There may be circumstances, however, when it is in the interests of the company for the directors to be able to allot some new shares for cash other than by way of a pre-emptive offer to existing shareholders. This cannot be done under the Companies Act 1985 unless the shareholders have first waived their pre-emption rights. This also applies to the sale of any shares held by the Company in treasury for cash. Resolution 8 asks shareholders to do this, but only for equity securities having a maximum aggregate nominal value of £2,849,546 (which includes the sale of any treasury shares) which is equivalent to 5% of the company's issued ordinary share capital as at the date of this notice.

If the directors wish, other than by a pre-emptive offer to existing shareholders, to allot for cash new shares which would exceed this limit they would first have to request the shareholders to waive their pre-emption rights in respect of the new shares which exceed it.

There are legal, regulatory and practical reasons why it may not always be possible to issue new shares under a pre-emptive issue to some shareholders, particularly those resident overseas. To cater for this, resolution 8, authorising the directors to allot the new shares by way of pre-emptive issue, also permits the directors to make appropriate exclusions or arrangements to deal with such difficulties.

The authority conferred by this resolution will expire at the conclusion of the Company's next annual general meeting in 2007 or on 24 October 2007 (whichever is earlier). It is the directors' intention to renew this authority annually.

Purchase of ordinary shares (resolution 9)

The resolution proposes the renewal of the authority granted at the company's last annual general meeting. If passed, it will allow the company to buy back up to 10% of the ordinary shares held by the company's shareholders. The resolution sets out the lowest and highest prices that the company can pay for the shares.

The directors are committed to managing the company's capital effectively. Purchasing the company's own ordinary shares is one of the options that the directors keep under constant review. The directors will only purchase the company's own ordinary shares if they believe it is in the shareholders' best interest and will increase the earnings per share.

A share buy back programme has commenced with 9,290,000 shares purchased to date, representing approximately 2.5% of the company's ordinary shares. The company intends, subject to continued strong financial performance, to complete the purchase of up to a further 2.5% of its ordinary shares over the next year. It is the company's intention to cancel any shares purchased in this way.

The Companies Act 1985 enables certain listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the company. Shares held in the treasury may subsequently be cancelled, sold for cash or used to satisfy share options under the company's share scheme.

As at 24 May 2006 (being the latest practicable date prior to publication of this notice), options over a total of 2,987,320 ordinary shares were outstanding and not exercised. That number of ordinary shares represents 0.79% of the company's issued ordinary share capital at 24 May 2006 and the percentage of issued share capital that they will represent if the full authority to purchase shares (existing and being sought) is used will be 0.88%.

Biographies of directors seeking re-appointment

Biographies of directors seeking re-appointment

Christopher Fisher aged 52, was appointed a non executive director in June 2003. He has over twenty years' international experience of advising on corporate strategy and finance as an investment banker at Lazard, where he was managing director until 2003. He is a non executive director of Yorkshire Water Services Limited and vice chairman, corporate finance at KPMG. He is also a trustee of the Imperial War Museum, and formerly a member of the Council at Reading University, a non executive director of Yates Group plc and senior advisor at Montagu Private Equity.

Martin Towers aged 53, was appointed an executive director in March 2003. A chartered accountant and economics graduate of Leeds University, he spent his early career with Coopers Lybrand (now PriceWaterhouseCoopers) working in Australia as well as the UK. He joined Ward White Group plc in 1982, becoming Group Financial Controller in 1986, and subsequently in 1990 director of finance of Boots the Chemist. During the 1990's he held finance director positions with McCarthy & Stone plc, The Spring Ram Corporation plc, Allied Textiles Group plc; joining Kelda Group plc from Yorkshire Group plc in 2003.

General information

General information

Attending the meeting
If you wish to attend the meeting you should bring with you the attendance form, which is attached to the form of proxy. If you appoint a proxy other than the Chairman of the meeting, please ensure that your proxy brings with him or her some form of identification to the meeting.

Arrangements for the meeting
The meeting starts at 11am and the doors to the meeting room will be open from 10am. Light refreshments will be available before and after the meeting.

The Leeds Marriott Hotel has wheelchair access. There will be sign language presenters, and an induction loop is available. Guide dogs will also be allowed in. If you require other specific facilities to be made available at the meeting please call the shareholder information office on 0800 919303.

How to get to the Leeds Marriott Hotel
The map opposite shows where the Leeds Marriott Hotel is situated. There are regular bus and train services to Leeds. The railway station is approximately 3 minutes walk from the Leeds Marriott Hotel.

Security
There may be security checks at the entrance. We ask you not to bring any cameras, laptop computers or recording equipment with you and that any mobile phones are switched off during the meeting.

Annual general meeting results
The results of the voting will be available on the company's website at www.keldagroup.com.

Further information about the meeting
If you have any questions about the annual general meeting please call the shareholder information office on 0800 919303.

You can also view this document together with the annual report and accounts on the company's website at www.keldagroup.com.


THE HEADROW
PARK ROW
COMMERCIAL STREET
BRIGGATE PEDESTRIAN AREA
KIRKGATE
CITY SQUARE
BOND STREET SHOPPING CENTRE
DUNCAN STREET
BOAR LANE
LEEDS MARRIOT HOTEL
CORN EXCHANGE
LEEDS CITY STATION
NEVILLE STREET
BRIDGE END
TO M1 & M62

Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
www.keldagroup.com